      AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MAY 17, 2001


                                                      REGISTRATION NO. 333-56012
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------


                                AMENDMENT NO. 3

                                       TO

                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                                 WEBGAIN, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

             DELAWARE                             7372                            77-0529073
 (STATE OR OTHER JURISDICTION OF      (PRIMARY STANDARD INDUSTRIAL             (I.R.S. EMPLOYER
  INCORPORATION OR ORGANIZATION)      CLASSIFICATION CODE NUMBER)           IDENTIFICATION NUMBER)

                          5425 STEVENS CREEK BOULEVARD
                             SANTA CLARA, CA 95051
                                 (408) 517-3700
(ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF THE
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                                 JOSEPH MENARD
                            CHIEF EXECUTIVE OFFICER
                                 WEBGAIN, INC.
                          5425 STEVENS CREEK BOULEVARD
                             SANTA CLARA, CA 95051
                                 (408) 517-3700
  (NAME AND ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA
                          CODE, OF AGENT FOR SERVICE)

                                   COPIES TO:


                WARREN T. LAZAROW, ESQ.                                 KENNETH L. GUERNSEY, ESQ.
                  SHANE M. BYRNE, ESQ.                                    KARYN S. TUCKER, ESQ.
                  JASON W. KUHNS, ESQ.                                  ANGELIQUE C. TREMBLE, ESQ.
                   LISA L. WONG, ESQ.                                     DARIO J. SCIMECA, ESQ.
            BROBECK, PHLEGER & HARRISON LLP                                 COOLEY GODWARD LLP
                       ONE MARKET                                           ONE MARITIME PLAZA
                   SPEAR STREET TOWER                                           20TH FLOOR
                SAN FRANCISCO, CA 94105                                  SAN FRANCISCO, CA 94111
                     (415) 442-0900                                           (415) 693-2000


        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
As soon as practicable after the effective date of this Registration Statement.

     If the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [ ]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
---------------

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
---------------

     If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
---------------

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                        CALCULATION OF REGISTRATION FEE


-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------
                                                          PROPOSED MAXIMUM
TITLE OF EACH CLASS OF SECURITIES TO BE               AGGREGATE OFFERING PRICE
  REGISTERED                                        AMOUNT TO BE REGISTERED(1)(2)    AMOUNT OF REGISTRATION FEE(3)
-------------------------------------------------------------------------------------------------------------------
Common Stock, $0.001 par value...................            $86,250,000                        $21,563
-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------


(1) Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(o).

(2) Includes amount subject to the over-allotment option granted to the Underwriters.


(3)$21,563 was paid at time of the initial filing of this Registration
   Statement.


    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

       THE INFORMATION CONTAINED IN THIS PRELIMINARY PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PRELIMINARY PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES, AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.


                   Subject to Completion, dated May 17, 2001


PROSPECTUS


                                6,000,000 SHARES



                                  WEBGAIN LOGO


                                  COMMON STOCK

--------------------------------------------------------------------------------


     This is our initial public offering of shares of common stock. We are offering 6,000,000 shares in this offering. No public market currently exists for our shares.



     We have applied to have the shares listed on the Nasdaq National Market under the symbol "WEBG." We anticipate that the initial public offering price will be between $10.00 and $12.00 per share.


     INVESTING IN OUR SHARES INVOLVES RISKS.  "RISK FACTORS" BEGIN ON PAGE 7.

                                                              PER SHARE     TOTAL
                                                              ---------    -------
Public offering price.......................................   $           $
Underwriting discounts and commissions......................   $           $
Proceeds to WebGain, Inc....................................   $           $


     We have granted the underwriters a 30 day option to purchase up to 900,000 additional shares of our common stock solely to cover over-allotments of shares, if any.


     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

     Lehman Brothers, on behalf of the underwriters, expects to deliver the
shares on or about                , 2001.

--------------------------------------------------------------------------------

LEHMAN BROTHERS
               SG COWEN
                               THOMAS WEISEL PARTNERS LLC
                                                        FIDELITY CAPITAL MARKETS
                  , 2001

                               TABLE OF CONTENTS


                                      PAGE
                                      ----
Prospectus Summary..................    3
Risk Factors........................    7
Forward-Looking Statements..........   20
Use of Proceeds.....................   21
Dividend Policy.....................   21
Capitalization......................   22
Dilution............................   23
Selected Consolidated Financial
  Data..............................   25
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.....................   27
Business............................   41



                                      PAGE
                                      ----
Management..........................   59
Certain Transactions................   71
Principal Stockholders..............   74
Description of Capital Stock........   76
Shares Eligible for Future Sale.....   79
Underwriting........................   81
Legal Matters.......................   84
Experts.............................   84
Where You Can Find Additional
  Information.......................   85
Index to Financial Statements.......  F-1



     Until                , 2001 (25 days after the commencement of this
offering), all dealers that buy, sell or trade our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.


                             ABOUT THIS PROSPECTUS

     You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information that is different from that contained in this prospectus. This document may be used only where it is legal to sell these securities. We are not making an offer to sell common stock in any jurisdiction where the offer or sale is not permitted. The information in this prospectus is accurate only as of the date of this document.

                      (This page intentionally left blank)

                               PROSPECTUS SUMMARY

     The following summary contains basic information about our business and this offering. It may not contain all of the information that is important to you. You should read the entire prospectus, especially "Risk Factors" and the financial statements and related notes, before making an investment decision.

                                  OUR COMPANY


     We provide software that enables enterprises to rapidly create and continuously improve their software applications. Software applications that allow enterprises to conduct business and exchange information on the Internet and intranets are referred to as eBusiness software applications. eBusiness software applications enable enterprises to reduce operating and administrative costs, increase revenue and improve working capital management. They also allow enterprises to provide better customer service as well as enter new markets and business partnerships more easily.



     Our software products and related services provide a solution that allows an enterprise to effectively manage the life cycle of its eBusiness software applications. The life cycle of an eBusiness application typically consists of application design, development of the necessary software code, testing and deployment of the application into production and integration of the application with various databases and data sources. According to IDC, the overall worldwide market for application life cycle management products, including those for eBusiness, is expected to grow from approximately $5 billion in 1999 to $9 billion by 2004.



     We currently offer several software products that enable enterprises to effectively manage the life cycles of their eBusiness applications. Our StructureBuilder product simultaneously creates a blueprint design of an application and generates the necessary software code. Our VisualCafe product takes the design blueprint and the software code and builds it into an application. It also checks for and corrects errors and tests and deploys the application into production. Our TopLink product takes the deployed application and integrates it with a variety of data sources to which an application needs seamless access. Our Application Composer product enables software components to be assembled and deployed into new eBusiness applications.



     Our solutions enable enterprises to build eBusiness software applications based upon Java, a software programming language, and extensible markup language, or XML. Our products are written in Java and require third-party licensed technology. Key features of our application life cycle management software include an integrated application development and deployment environment, easier assembly of software components and flexibility to support Java and other platforms. We believe our products provide the following benefits to our customers:


     - alignment of eBusiness applications with business strategy;

     - rapid time to market;


     - enhanced reliability;


     - increased productivity and expansion of developer universe; and

     - leverage of existing technology investments.


     Our objective is to be the leading application life cycle management software provider. The key elements of our strategy are to:


     - maintain and extend our product leadership;

     - target Global 5000 enterprises as customers;

     - partner with leading services and technology companies;


     - expand our market presence in application life cycle management software;


     - support Web services; and

     - leverage our professional services capabilities.


     We license our software products and sell our services worldwide through our direct sales force and also indirectly through independent software vendors, systems integrators, distributors and other channel partners. Our products have been deployed by more than 150 of the Fortune 500 companies encompassing a variety of industries, including banking and finance, manufacturing, retail, technology, telecommunications and transportation. Customers, resellers and distributors of our products include some of the largest global enterprises and most innovative technology developers such as BEA Systems, Inc., Corporate Software & Technology, Inc., EMC Corporation, Federal Home Loan Mortgage Corporation (Freddie Mac), Global Commerce Systems, Inc., Hewlett-Packard Company, Ingram Micro Inc., Oppenheimer Funds, Inc., Sabre Inc., SoftBank Commerce Corp., Software House International and Software Spectrum, Inc. Our technology partners include BEA Systems, Hewlett-Packard Company, IBM Corporation, Intel Corporation and iPlanet Ecommerce Solutions, a Sun Microsystems-Netscape alliance.


                              RECENT DEVELOPMENTS


     On February 21, 2001, we sold an aggregate of 2,936,858 shares of our Series B convertible preferred stock to Intel Corporation and Hewlett-Packard Company at a price of $6.81 per share, resulting in net proceeds of approximately $19.8 million.



     On March 21, 2001, we acquired Metamata, Inc., a provider of Java development environment and productivity software.



     On April 30, 2001, we borrowed $4.0 million from our stockholder, Warburg, Pincus Equity Partners, L.P. In connection with this loan, we issued Warburg, Pincus a warrant to purchase up to 117,474 shares of our common stock.

                          ----------------------------

                             CORPORATE INFORMATION


     We were incorporated in Delaware on November 30, 1999. For the year ended January 31, 2001, we incurred net losses of $54.6 million and as of that date, we had an accumulated deficit of $60.0 million. Our principal executive offices are located at 5425 Stevens Creek Boulevard, Santa Clara, California 95051 and our telephone number is (408) 517-3700. Our Web site can be found at www.webgain.com. Information contained in our Web site is not a prospectus and does not constitute a part of this prospectus.

                                  THE OFFERING


Common stock offered by us......................   6,000,000 shares



Common stock to be outstanding after this
offering........................................   55,496,878 shares



Use of proceeds.................................   We estimate that we will
                                                   receive net proceeds from
                                                   this offering of $59.4
                                                   million, or $68.6 million if
                                                   the underwriters exercise
                                                   their over-allotment option
                                                   in full. We expect to use the
                                                   net proceeds for general
                                                   corporate purposes, including
                                                   working capital, product
                                                   development, capital
                                                   expenditures and potential
                                                   acquisitions. See "Use of
                                                   Proceeds" for more
                                                   information regarding our
                                                   planned use of the proceeds
                                                   from this offering.


Proposed Nasdaq National Market symbol..........   WEBG


     The number of shares of our common stock to be outstanding after this offering is based on the number of shares outstanding as of February 21, 2001. Except as set forth in the financial statements or as otherwise specified in this prospectus, all information in this prospectus:


     - assumes the conversion of all of our outstanding shares of convertible preferred stock into 16,936,858 shares of our common stock upon the closing of this offering;

     - assumes no exercise of the underwriters' over-allotment option;

     and excludes:


     - 17,000,000 additional shares available for future grant under our 2001 stock incentive plan, which will become effective on the closing of this offering, including the number of shares underlying options outstanding under our 2000 stock plans as of the effective date of our 2001 stock incentive plan, which number of shares will be increased annually by an aggregate of 5% of our outstanding shares of common stock; as of February 21, 2001, 13,010,122 shares could be issued upon the exercise of options outstanding under our 2000 stock plans at a weighted average exercise price of $2.83 per share; and


     - 1,700,000 additional shares available for future issuance under our 2001 employee stock purchase plan, which will become effective on the closing of this offering, which number of shares will be increased annually by an aggregate of 1.5% of our outstanding shares of common stock.

                   SUMMARY CONSOLIDATED FINANCIAL INFORMATION

     The following tables summarize our financial data and should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the accompanying consolidated financial statements and related notes included elsewhere in this prospectus. The financial information for the years ended December 31, 1998 and 1999 relate to the VisualCafe product line of Symantec Corporation, which we acquired in December 1999 and refer to as the predecessor business or predecessor, as applicable.


                                                               PREDECESSOR                WEBGAIN
                                                           -------------------   -------------------------
                                                               YEAR ENDED         ONE MONTH       YEAR
                                                              DECEMBER 31,          ENDED         ENDED
                                                           -------------------   JANUARY 31,   JANUARY 31,
                                                             1998       1999        2000          2001
                                                           --------   --------   -----------   -----------
                                                                (IN THOUSANDS, EXCEPT PER SHARE DATA)
CONSOLIDATED STATEMENT OF OPERATIONS DATA:
Revenue:
  License fees...........................................  $ 19,813   $ 17,633     $   653      $ 43,734
  Services...............................................       239        645          24         4,829
                                                           --------   --------     -------      --------
     Total revenue.......................................    20,052     18,278         677        48,563
                                                           --------   --------     -------      --------
Gross profit.............................................    16,131     15,367         186        37,747
Revenue less direct expenses.............................  $(14,948)  $(11,628)
                                                           ========   ========
Loss from operations.....................................                           (5,382)      (51,796)
Net loss.................................................                          $(5,382)     $(54,619)
                                                                                   =======      ========
Basic and diluted net loss per common share(1)...........                          $ (0.40)     $  (3.18)
                                                                                   =======      ========
Shares used in per share calculation(1)..................                           13,333        17,169
                                                                                   =======      ========
Pro forma basic and diluted net loss per share
  (unaudited)(1).........................................                          $ (0.21)     $  (1.33)
                                                                                   =======      ========
Shares used in pro forma per share calculation
  (unaudited)(1).........................................                           25,667        40,995
                                                                                   =======      ========


(1) The share data reflects a 1-for-3 reverse stock split that was effected on February 20, 2001.


                                                                     AS OF JANUARY 31, 2001
                                                              ------------------------------------
                                                                                        PRO FORMA
                                                               ACTUAL     PRO FORMA    AS ADJUSTED
                                                              --------   -----------   -----------
                                                                         (UNAUDITED)   (UNAUDITED)
CONSOLIDATED BALANCE SHEET DATA:
Cash and cash equivalents...................................  $  5,815    $ 25,615      $ 84,995
Working capital (deficit)...................................    (3,552)     16,248        75,628
Working capital excluding deferred revenue..................     6,621      26,421        85,801
Total assets................................................   141,239     161,039       220,419
Long-term liabilities, net of current portion...............    42,674       3,338         3,338
Total stockholders' equity..................................    69,480     128,616       187,996



The consolidated balance sheet data as of January 31, 2001 is set forth:


- on an actual basis;


- on a pro forma basis after giving effect to the conversion as of January 31, 2001 of all outstanding shares of our Series A convertible preferred stock and the conversion of our convertible notes payable into an aggregate of 27,111,852 shares of our common stock, and after giving effect to the issuance and simultaneous conversion of 2,936,858 shares of Series B convertible preferred stock into an equivalent number of shares of our common stock and the resulting net proceeds of approximately $19.8 million in cash; and



- on a pro forma as adjusted basis after giving effect to the receipt of the estimated net proceeds from the sale of shares of our common stock at an assumed initial public offering price of $11.00 per share, after deducting the estimated underwriting discounts and commissions and our estimated offering expenses.


     See "Use of Proceeds" and "Capitalization."

                                  RISK FACTORS

     An investment in our common stock involves a high degree of risk. You should carefully consider the following information about these risks, together with the other information contained in this prospectus, before you decide whether or not to buy our common stock. If any of the events described in the following risks actually occurs, the market price of our common stock could decline, and you may lose all or part of the money you paid to buy our common stock.

                         RISKS RELATED TO OUR BUSINESS


FOR THE YEAR ENDED JANUARY 31, 2001, WE INCURRED NET LOSSES OF $54.6 MILLION AND AS OF THAT DATE, WE HAD AN ACCUMULATED DEFICIT OF $60.0 MILLION; WE MAY CONTINUE TO INCUR LOSSES IN THE FUTURE, AND WE MAY NEVER ACHIEVE PROFITABILITY.



     We have never been profitable. We have experienced operating losses in each quarter since our inception, and we may incur losses in the future. We incurred net losses of $54.6 million for the year ended January 31, 2001, and our accumulated deficit was $60.0 million as of January 31, 2001. We expect our operating expenses to increase substantially as we continue to expand our business. As a result, we will need to significantly increase our revenue to achieve and maintain profitability. We may be unable to do so. If our revenue grows more slowly than we anticipate or if our operating expenses increase more than we expect, or are not reduced sufficiently, we may never achieve profitability.



WE BEGAN OPERATIONS IN JANUARY 2000 AND THEREFORE HAVE A LIMITED OPERATING HISTORY WHICH MAKES IT DIFFICULT TO EVALUATE OUR BUSINESS AND PROSPECTS AND TO FORECAST OUR REVENUE; IF WE FAIL TO MEET THE EXPECTATIONS OF SECURITIES ANALYSTS OR INVESTORS, OUR STOCK PRICE WOULD LIKELY DECLINE SIGNIFICANTLY.



     You must consider the risks, expenses and uncertainties that a company with a limited operating history like ours faces, particularly in the new and rapidly evolving application life cycle management software market. We began operations in January 2000 after acquiring the VisualCafe product line from Symantec Corporation and initially sold VisualCafe on a stand-alone basis. In July 2000, we began shipping WebGain Studio Standard, our base application construction suite, which includes VisualCafe and other products that we either licensed or acquired after we began operations. While our customer base initially consisted primarily of distributors and resellers that formerly purchased VisualCafe from Symantec, the addition of our direct sales force and WebGain Studio has enabled us to expand our customer base and specifically target enterprise customers. As a result, our past results and rates of growth may not be meaningful, and you should not rely upon them as an indication of our future performance.


     Our future operating results will depend on a number of factors, including our ability to do the following:

     - continue to expand our customer base;

     - generate repeat business from existing customers;

     - maintain our current strategic relationships and develop new strategic relationships;

     - integrate any future acquisitions;

     - manage our growth; and

     - attract, retain, train and motivate qualified personnel.

     As a result of our limited operating history, it is also difficult for us to forecast our revenue accurately, and we have limited historical financial data upon which to base planned operating expenses. For example, Symantec maintained separate accounts to capture research and development and certain product-specific marketing activities of the VisualCafe product line, but did not maintain separate accounts to capture corporate services, information services, selling or other marketing or general and administrative expenses incurred at the corporate level. Our operating expenses are largely based on anticipated revenue projections, and a high percentage of our expenses are and will continue to be fixed in the short term. Because we are smaller than Symantec and may not be able to realize the economies of scale that Symantec enjoys, it is likely that we will incur higher costs than Symantec for comparable goods and services. In addition, we may be unable to reduce our spending quickly if our revenue is lower than we expect. Our business, operating results and financial condition would suffer if our revenue is below our projections or our operating expenses exceed our projections, and our net losses in any given quarter are greater than expected.

FLUCTUATIONS IN OUR QUARTERLY OPERATING RESULTS, PARTICULARLY COMPARED WITH EXPECTATIONS OF MARKET ANALYSTS AND INVESTORS, MAY ADVERSELY AFFECT THE TRADING PRICE OF OUR COMMON STOCK.

     Our limited operating history makes it difficult to predict our future performance, and our quarterly operating results thus are likely to vary from expectations in the future. These variations could result from a number of factors beyond our control, including the following:

     - the size and timing of individual transactions;

     - unexpected delays in introducing new products and services;

     - customers' budget constraints;

     - the mix of revenue from license fees and services;

     - the mix of revenue from direct sales and indirect channels;

     - new product announcements and introductions by us or our competitors;


     - changes in the rapidly evolving application life cycle management software market;


     - our ability to develop, market and manage product transitions; and

     - actual and potential integration costs associated with acquisitions of new technologies or businesses.

     Although we have limited historical financial data, we expect our quarterly operating results to be subject to seasonal fluctuations. For example, quarterly results may fluctuate based on our customers' fiscal year budgeting cycles, deferral of customer orders in anticipation of product enhancements or new products, slow summer purchasing patterns and our compensation policies, pursuant to which we pay commissions to our sales personnel on a quarterly basis.

     As a result of the factors discussed above, we believe that period-to-period comparisons of our operating results is not meaningful in predicting our future performance. If we do not achieve our expected revenue, it is possible that our operating results will fall below the expectations of securities analysts or investors in some future quarter or quarters. Our failure to meet these expectations would likely result in a significant decline in our stock price.


WE DEPEND ON VISUALCAFE, STRUCTUREBUILDER, TOPLINK AND STUDIO FOR SUBSTANTIALLY ALL OF OUR REVENUE, AND WE EXPECT TO FOR THE FORESEEABLE FUTURE; IF THESE PRODUCTS DO NOT ACHIEVE WIDESPREAD MARKET ACCEPTANCE, OUR BUSINESS AND RESULTS OF OPERATIONS WILL SUFFER.



     License fees revenue from VisualCafe, StructureBuilder, TopLink, Studio Standard and Studio Professional generated substantially all of our total revenue for the year ended January 31, 2001. Although we recently launched our Application Composer and Quality Analyzer products, we expect to continue to derive a substantial portion of our revenue from, and be dependent upon, our license fees revenue from VisualCafe, TopLink, StructureBuilder, Studio Standard and Studio Professional. Any factor adversely affecting the enterprise application market in general, or our application life cycle management software in particular, would impair our ability to generate revenue.


BECAUSE A SMALL NUMBER OF CUSTOMERS ACCOUNT FOR A SUBSTANTIAL PORTION OF OUR REVENUE, IF WE LOSE A MAJOR CUSTOMER, OUR REVENUE COULD SUFFER.


     Our customers include enterprise end users as well as resellers and distributors. Our top ten customers, seven of which were resellers and distributors, accounted for approximately 42.9% of our revenue during the year ended January 31, 2001. One distributor, Ingram Micro, accounted for approximately 11.7% of our total revenue during the year ended January 31, 2001. BEA Systems, one of our stockholders, accounted for approximately 6.6% of our total revenue during the year ended January 31, 2001. We expect a small number of customers will continue to account for a substantial portion of our revenue for the foreseeable future. Our inability to increase the number of our customers or the loss of any one major customer could limit our ability to maintain or increase our market share, or could cause our revenue to drop quickly and unexpectedly.


BECAUSE WE RELY ON INDEPENDENT SOFTWARE VENDORS, SYSTEMS INTEGRATORS, DISTRIBUTORS AND OTHER CHANNEL PARTNERS TO COMPLEMENT OUR DIRECT SALES, IF WE CEASE DOING BUSINESS WITH ONE OR MORE OF THESE PARTIES, OUR REVENUE COULD SUFFER.


     We rely on independent software vendors, systems integrators, distributors and other channel partners such Hewlett-Packard and Ingram Micro to complement our direct sales. We pay certain third parties, such as BEA Systems, referral fees for sales we make to customers referred to us by them. A part of our strategy is also to bundle our software products in the offerings of certain technology vendors. The pricing, terms and conditions of our agreements with these partners are individually negotiated and vary among our partners. These agreements are non-exclusive. Although we believe our relationships with our channel partners have been successful to date, because many of the markets for these partners' products are new and evolving, we cannot guarantee that these relationships will continue to grow or that the channel partners will continue to purchase our products in the future. Furthermore, if we do not continue to get referrals from third parties, including BEA Systems, or if we are unable to continue to secure license agreements with these parties on profitable terms, our business may suffer.



WE HAVE GROWN SIGNIFICANTLY SINCE WE BEGAN OPERATIONS IN JANUARY 2000 AND EXPECT THIS EXPANSION TO CONTINUE FOR THE FORESEEABLE FUTURE; OUR BUSINESS WILL BE HARMED IF WE FAIL TO MANAGE THIS GROWTH AND EXPANSION.



     We must manage our growth effectively in order to successfully license our application life cycle management software, sell our professional services and achieve revenue growth and profitability in a rapidly evolving market. We have expanded our operations substantially since we began operations in January 2000, with our total number of employees increasing from 51 employees as of January 1, 2000 to 400 employees as of April 30, 2001. We anticipate continued expansion of our operations, particularly overseas, in the foreseeable future to pursue existing and potential market opportunities. Our rapid growth has placed and will continue to place significant demands on our management and operational resources. To be successful, we will need to:


     - implement additional management information systems;

     - integrate the financial and accounting systems of acquired businesses;

     - improve our operational, financial and management controls;

     - hire, train and retain new employees; and

     - coordinate our executive, engineering, professional services, accounting, finance, marketing, sales and operations organizations.

     Our growth has resulted, and any future growth will result, in increased responsibilities for management personnel, most of whom have been employed by us for a relatively short period of time. In addition, we may not adequately anticipate all the demands that growth may impose on our systems, procedures and organizational structure. Any failure to anticipate and respond adequately to these demands or manage our growth effectively would harm our business.


OUR DIRECT SALES FORCE HAS GROWN FROM ZERO TO 126 EMPLOYEES IN A RELATIVELY SHORT PERIOD OF TIME; OUR LIMITED EXPERIENCE IN MANAGING A LARGE DIRECT SALES FORCE MAY IMPAIR OUR ABILITY TO EXPAND SALES AND GENERATE INCREASED REVENUE.


     Until recently, we did not have a large direct sales force. We have been rapidly expanding our direct sales force and plan to hire additional sales personnel commensurate with our sales objectives. We may be unable to hire enough qualified individuals in the future or our newly hired employees may not achieve desired levels of productivity. We may also experience difficulty in integrating the new members of our sales team into our operations. Our software products and services require a sophisticated sales effort targeted at the senior management and information technology, or IT, departments of our prospective customers. We have limited experience in managing a large, expanding, geographically dispersed sales force, and our failure to successfully do so may impair our ability to expand sales and generate increased revenue.

OUR INABILITY TO INCREASE MARKET AWARENESS OF OUR PRODUCTS AND SERVICES COULD IMPAIR OUR ABILITY TO COMPETE EFFECTIVELY.

     We must continue to expand our marketing operations to increase market awareness of our products and services, market our products and services to a greater number of customers and generate increased revenue. Our products and services require a concerted marketing effort to address the various departments of an enterprise as well as the developer community at large. We have limited experience marketing our products and services broadly to a large number of potential customers, and our inability to do so could impede our ability to compete effectively.

OUR ABILITY TO INCREASE OUR REVENUE WILL DEPEND IN PART ON SUCCESSFUL EXPANSION OF OUR INTERNATIONAL OPERATIONS.

     We expect to commit significant resources to expanding our international sales and marketing activities. We have very limited experience in marketing, selling and distributing our products and services internationally. We are increasingly subject to a number of risks associated with international business activities, which may increase our costs, lengthen our sales cycle and require significant management attention. These risks include:

     - greater difficulty in staffing and managing foreign operations;

     - increased expenses associated with customizing products for foreign markets;

     - general economic conditions in international markets;

     - foreign currency restrictions and exchange rate fluctuations;

     - multiple, conflicting or changing governmental laws and regulations;

     - tariffs, export controls and other trade barriers;

     - longer sales cycles associated with educating foreign customers about the benefits of our products and services;

     - longer accounts receivable payment cycles and difficulties in collecting accounts receivable;

     - reduced or less certain protection for intellectual property rights; and

     - potentially adverse tax consequences, including restrictions on the repatriation of earnings.

The factors discussed above or others may impair our ability to maintain or increase market demand for our products abroad.

OUR INABILITY TO GENERATE BUSINESS FROM NEW CUSTOMERS OR INCREASE BUSINESS FROM OUR CURRENT CUSTOMERS COULD HARM OUR OPERATING RESULTS.

     We plan to broaden our customer base by licensing our software products and selling our services to current and new customers. Many of our customers initially make a limited purchase of our software licenses and our services for pilot programs. These customers may not choose to purchase additional licenses to expand their use of our products. These and other potential customers also may not yet have developed or deployed initial applications based on our products. If these customers do not successfully develop and deploy initial applications of our products, they may not choose to purchase deployment licenses or additional development licenses. In addition, as we introduce new products or new versions of our existing products, our current customers may not require the functionality of our new products and may not choose to license these products. Our future operating results will depend on demand for our products, including new and enhanced releases of our products.

OUR PRODUCTS RELY ON THE ACCEPTANCE AND USE OF JAVA, AND IF JAVA DOES NOT CONTINUE TO BE WIDELY ADOPTED FOR EBUSINESS APPLICATION DEVELOPMENT, OUR BUSINESS WILL SUFFER.


     Our products are based on Java, an object-oriented software programming language and distributed computing platform developed by Sun Microsystems, Inc. Java is a relatively new language and was developed primarily for the Internet and corporate intranet applications. It is still too early to determine whether Java will achieve greater acceptance as a programming language and platform for enterprise applications. Alternatives to Java include Microsoft's C# language and .NET computing platform. If Java does not continue to be widely adopted, or is adopted more slowly than anticipated, our business will suffer.



     Additionally, because our products are written in Java, they require proprietary technology made available by Sun Microsystems in order to operate. We currently have a license from Sun Microsystems to use its Java technology. If Sun Microsystems stops making this proprietary technology available on commercially reasonable terms, and we are unable to develop or otherwise identify effective alternatives to licensing this technology, our business will be harmed. Alternatively, if Sun Microsystem makes significant changes to the Java language or its proprietary technology, or fails to correct defects and limitations in these products, our ability to continue improving and shipping our products could be impaired. In the future, our customers also may require the ability to deploy our products on platforms for which technically acceptable Java implementations either do not exist or are not available on commercially reasonable terms.


WE DEPEND ON TECHNOLOGY LICENSED FROM THIRD PARTIES, AND THE LOSS OF OR INABILITY TO MAINTAIN THESE LICENSES COULD PREVENT OR DELAY SALES OF PRODUCT LICENSES.


     We license certain technology from third parties that we integrate with our products. Because our products are written in Java, they require proprietary technology made available by Sun Microsystems in order to operate. We have a license to use certain of Sun Microsystems' Java technology, including its Java 2 Standard Edition, or J2SE, and Java 2 Enterprise Edition, or J2EE, products, in the development, distribution and support of our products, contingent upon our compliance with the terms of the license agreement. The license agreement was assigned to us by Symantec Corporation. The agreement provides for an initial term of five years and following expiration of the initial term, may be renewed by us on an annual basis through December 11, 2005. Upon expiration of this license, we will continue to have the right to distribute our software products containing the version of Java technology incorporated at the time of expiration. However, in the event of termination of the license upon breach of the terms of the license agreement or upon an action against Sun Microsystems by us or by its other licensees of the Java technology, we are required to return all copies of the Java technology, including derivative works.



     We expect to continue to license technologies from third parties in the future. The loss of third-party technologies could prevent sales of product licenses and increase our costs until substitute technologies, if available, are developed or identified, licensed and successfully integrated into our products. Even if substitute technologies are available, we may be unable to license these technologies on commercially reasonable terms, if at all.



OUR REVENUE WILL SUFFER IF OUR SOFTWARE DOES NOT OPERATE WITH A WIDE VARIETY OF HARDWARE, APPLICATION SERVERS AND OPERATING SYSTEMS USED BY OUR CUSTOMERS.



     We currently serve a customer base that uses a wide variety of constantly changing hardware, application servers and operating systems. Our application life cycle management software will gain broad market acceptance only if it can support a wide variety of hardware, application servers and operating systems. If our software is unable to support a wide variety of these products, our revenue will be harmed. Our success will depend on our ability to do all of the following: integrate our software with multiple hardware systems and existing software systems; modify our software as new versions of packaged applications are introduced; anticipate and support new standards, especially Internet-based standards; and integrate additional software modules under development with our existing software.



BECAUSE OF THE ADVANCED TECHNOLOGICAL NATURE OF OUR SOFTWARE PRODUCTS, OUR PRODUCTS MAY CONTAIN UNKNOWN DEFECTS THAT COULD DECREASE THEIR MARKET ACCEPTANCE, RESULT IN PRODUCT LIABILITY OR HARM OUR REPUTATION.



     Complex products such as our application life cycle management software often contain errors or defects, particularly when first introduced or when new versions or enhancements are released. Our products have in the past contained, and may in the future contain, undetected errors or bugs. In addition, although there has not been a history of material problems or serious defects with our products, we cannot guarantee that current versions or enhanced versions of our products will be free of significant software defects. In the past, certain of our products, particularly early releases, have contained errors that we have addressed. Despite our own testing and testing by our third-party developers and customers, our current or future products may contain serious defects. Serious defects or errors could result in lost revenue or a delay in market acceptance of our products and could seriously harm our business and operating results. Our customers use our application life cycle management software for transaction-oriented, mission-critical applications, which means that errors, defects or other performance problems with our products could harm our customers' businesses or result in potential product liability claims. Even if unsuccessful, a product liability claim brought against us would likely be time-consuming, costly and harmful to our reputation.

WE HAVE MADE FIVE ACQUISITIONS SINCE WE COMMENCED OPERATIONS WITH OUR PURCHASE OF VISUALCAFE FROM SYMANTEC CORPORATION, AND OUR SUCCESS WILL DEPEND ON OUR ABILITY TO SUCCESSFULLY INTEGRATE, OPERATE AND MANAGE THESE NEW BUSINESSES, ASSETS AND PERSONNEL.



     As part of our business strategy, we have made a number of strategic acquisitions since our inception. We began substantive operations in January 2000 after our acquisition of the VisualCafe product line from Symantec. In March 2000, we acquired Tendril Software, Inc., whose StructureBuilder product line provides a visual modeling development environment for Java. In April 2000, we acquired The Object People Inc., which owned the TopLink line of business for integrating Java applications with relational databases. In June 2000, we acquired ZAT, Inc., which provided us with the technology that served as the foundation for our Application Composer product. In December 2000, we acquired The Bloomsbury Software Company Limited, a software consulting company. In March 2001, we acquired Metamata, Inc., a provider of Java development environment and productivity software, which provided us with the technology that served as the foundation for our Quality Analyzer product.


     We are still in the process of integrating these acquired businesses, products, technologies and personnel into our existing company. Acquisitions involve a number of inherent risks, including the following:

     - difficulties in assimilating acquired operations, products and personnel with our pre-existing business and operations;

     - unanticipated costs;

     - assumption of liabilities;

     - diversion of management's attention from other business concerns;

     - adverse effects on existing business relationships with suppliers and customers;

     - risks of entering markets in which we have limited or no prior experience; and

     - potential loss of key employees from either our pre-existing business or the acquired organization.

If we are unable to successfully integrate the businesses, product lines, technologies or personnel that we have recently acquired, our business and operating results will suffer.

FAILURE TO SUCCESSFULLY EXECUTE OUR ACQUISITION STRATEGY COULD IMPEDE OUR GROWTH; ANY ACQUISITIONS WE PURSUE COULD DISRUPT OUR BUSINESS.

     We expect to continue to review acquisition prospects in the future that we believe would be advantageous to the development of our business. We cannot guarantee that we will successfully identify or acquire suitable acquisition candidates in the future, that the financing for any such acquisitions will be available on satisfactory terms or that we will be able to accomplish our strategic objectives as a result of any such acquisition. However, if we do make any future acquisitions, we could take any or all of the following actions:

     - issue equity securities that would dilute existing stockholders' percentage ownership of our company;

     - use a substantial portion of our available cash, including proceeds from this offering;

     - incur substantial debt, which may not be available on favorable terms or at all;

     - assume liabilities; or

     - incur substantial charges in connection with the amortization of goodwill and other intangible assets.

Any of these actions could harm our financial results.

FAILURE TO EXPAND OR GROW OUR PROFESSIONAL SERVICES OFFERINGS AND ENLIST OTHERS TO PROVIDE SERVICES FOR OUR PRODUCTS COULD HARM OUR BUSINESS AND RESULTS OF OPERATIONS.

     We believe that growth in our product sales and license fees revenue will depend on our ability to provide our customers with comprehensive professional services and to enlist other parties to provide similar services, including independent software vendors, systems integrators, distributors and other channel partners. These professional services include product maintenance, mentoring, staff augmentation, architectural consulting, training, education and project management. If we fail to attract, train and retain skilled personnel to deliver these services, our business and operating results could be seriously harmed. We plan to increase the number of our professional services personnel to meet these needs. However, competition for qualified professional services personnel is intense, and we may be unable to attract, train or retain the number of highly qualified professional services personnel that we need.

     We expect our professional services revenue to increase as we continue to provide consulting, training and product maintenance services that complement our products and as our customer base grows. A decline in the price of or demand for our professional services offerings will harm our business and operating results.


THE PROTECTION OF OUR PROPRIETARY TECHNOLOGY IN OUR SOFTWARE PRODUCTS IS CRUCIAL TO OUR ABILITY TO COMPETE EFFECTIVELY, AND OUR BUSINESS MAY SUFFER IF WE CANNOT PROTECT THESE INTELLECTUAL PROPERTY RIGHTS.



     We seek to protect our proprietary rights through a combination of copyright, trade secret and trademark laws, confidentiality procedures and contractual provisions with employees and third parties. In addition, we have filed patent applications to protect certain of our intellectual property but there is no guarantee that any will be granted. Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy aspects of our products or obtain and use information that we consider as proprietary. We obtain a significant portion of our software license fees revenue from licensing our products under standardized "shrink wrap" agreements that our customers do not sign. If any of these agreements were deemed unenforceable, those customers may seek to use and copy our technology without appropriate limitations. Litigation may be necessary to enforce our intellectual property rights, to protect our trade secrets and to determine the validity and scope of the proprietary rights of others. Any litigation could result in substantial costs and diversion of management and other resources with no assurance of success and could seriously harm our business and operating results. In addition, we license our software products internationally, and the laws of many countries do not protect our proprietary rights to the same extent as laws of the United States.



OUR PRODUCTS MAY INFRINGE THE INTELLECTUAL PROPERTY RIGHTS OF OTHERS, WHICH MAY CAUSE US TO INCUR SIGNIFICANT COSTS OR PREVENT US FROM LICENSING OUR PRODUCTS.


     Other companies, including our competitors, may have or obtain patents or other proprietary rights that would prevent, limit or interfere with our ability to make, use or license our software products. We cannot be certain that our products do not and will not infringe patents or other proprietary rights of others. We may be subject to legal proceedings, including claims of alleged infringement by us of the intellectual property rights of third parties. In the event a successful claim of infringement is brought against us and we fail to or are unable to license the infringed technology on commercially reasonable terms, our business and operating results will be significantly harmed. Companies in the eBusiness software market are increasingly bringing suits alleging infringement of their proprietary rights, particularly patent rights. Although we are not currently subject to any litigation or claims, any future claims, whether or not valid, could result in substantial costs and diversion of resources with no assurance of success. Intellectual property litigation or claims could force us to do one or more of the following:

     - cease selling, incorporating or using products or services that incorporate the challenged intellectual property;

     - obtain a license from the holder of the infringed intellectual property right, which license may not be available on commercially reasonable terms, or at all; or

     - redesign our products or services.

If we are forced to take any of these actions, our business will be substantially harmed.

FAILURE TO ATTRACT, TRAIN AND RETAIN KEY PERSONNEL, OR THE INABILITY OF OUR SENIOR MANAGEMENT TEAM TO WORK TOGETHER EFFECTIVELY, WOULD HARM OUR BUSINESS.


     Our success depends largely on the skills, experience and performance of the members of our senior management team and other key personnel. Several of our existing senior management, including Henri Richard, our Executive Vice President of Worldwide Field Operations, Colin Bodell, our Executive Vice President of Engineering, Stephen DiFranco, our Executive Vice President of Marketing and Srikanth Sundararajan, our Senior Vice President of Product Development, have joined us in the last year. As a result, our senior management team has had a limited time to work together. If they are unable to work together effectively and manage our organization as a public company, our business will suffer. Furthermore, if we lose one or more of the members of our senior management team, such as Joseph Menard, our Chief Executive Officer, or other key employees, our business and operating results could be seriously harmed. We do not maintain key person insurance on any of our employees. In addition, our future success will depend largely on our ability to continue to attract, train and retain highly skilled personnel. We face intense competition for qualified personnel, including engineering, service and support, and sales and marketing personnel. Furthermore, the cash compensation necessary to attract and retain these skilled employees is likely to increase after the offering as current and prospective employees may perceive that the stock option component of our compensation package is not as valuable as it was prior to the offering. If we are unable to hire and retain additional qualified employees, our business could suffer, particularly our ability to develop new products and enhance our existing products.



OUR PRINCIPAL OFFICES ARE IN THE SAN FRANCISCO BAY AREA; THEREFORE, OUR INFRASTRUCTURE AND SYSTEMS ARE SUSCEPTIBLE TO NATURAL DISASTERS AND OTHER UNEXPECTED EVENTS, THE OCCURRENCE OF WHICH COULD AFFECT OUR ABILITY TO OPERATE OUR BUSINESS.


     Our principal executive offices are located in the San Francisco Bay Area, near known earthquake fault zones. Businesses located in the San Francisco Bay Area are vulnerable to disasters such as earthquakes, fire, flood, power loss, communications failures and similar types of events. An earthquake or other natural disaster could damage our facilities. In recent months, there has been a shortage of electricity in California. As a result, many regions, including the San Francisco Bay Area, have experienced rolling power outages as capacity has failed to satisfy demand. Continued power shortages, a power failure or other similar unexpected events could impair our ability to operate our business, which could also severely disrupt our operations. We currently do not have a formal disaster recovery plan or an alternative provider of hosting services. Additionally, we may not carry sufficient business interruption insurance to compensate us for any losses that we may sustain.

                         RISKS RELATED TO OUR INDUSTRY


THE APPLICATION LIFE CYCLE MANAGEMENT SOFTWARE MARKET IS RELATIVELY NEW AND RAPIDLY EVOLVING; THIS MARKET IS HIGHLY COMPETITIVE, AND OUR FAILURE TO COMPETE SUCCESSFULLY WOULD LIMIT OUR ABILITY TO RETAIN AND INCREASE OUR MARKET SHARE.



     The application life cycle management software market is new, rapidly evolving and highly competitive. We expect competition in this market to intensify in the future. While our primary competition comes from companies that develop their eBusiness applications internally within their homegrown environments, we also compete with a number of other parties, including vendors of application server products and services, vendors of Web-integrated development environments and other companies that market business application software. Some of our competitors include Borland Software Corporation, IBM Corporation, Microsoft Corporation, Oracle Corporation, Rational Software Corporation and Sun Microsystems.


     Many of our competitors have longer operating histories and significantly greater financial, technical, marketing and other resources than we do. As a result, they may be able to respond more quickly to new or changing opportunities, technologies and customer requirements. Many of our competitors also have more extensive customer bases, broader customer relationships and broader industry alliances that they could leverage, thereby establishing relationships with many of our current and potential customers. These companies also have more established customer support and professional services organizations. In addition, our competitors may introduce new products and enhancements, offer more aggressive pricing policies or more attractive terms to customers, or bundle their products with broader product offerings in a manner that may discourage the purchase of our products. Furthermore, current and potential competitors may establish cooperative relationships among themselves or with third parties to enhance their products. As a result, it is possible that new competitors or alliances among competitors may emerge and rapidly acquire significant market share. We may be unable to maintain our competitive position against current and potential competitors, especially those with significantly greater resources.


OUR ABILITY TO GENERATE REVENUE DEPENDS ON THE CONTINUED GROWTH IN DEMAND FOR EBUSINESS APPLICATIONS.


     Our products enable enterprises to rapidly design, develop, deploy and integrate eBusiness applications, which enhance their ability to transact business and conduct eBusiness operations. As a result, our future sales and any future profits will be substantially dependent upon the widespread acceptance and use of the Internet as an effective medium of business by consumers and businesses. To be successful, consumers and businesses that historically have used traditional means of commerce to transact business must continue to accept and utilize the Internet as a medium for conducting business and exchanging information. Consumers and businesses may reject the Internet as a viable commercial medium for a number of reasons, including potentially inadequate network infrastructure, slow development of enabling technologies, insufficient commercial support and privacy concerns. In addition, delays in the development or adoption of new standards and protocols required to handle increased levels of Internet activity or increased government regulation could cause the Internet to lose its viability as a commercial medium. If the demand for eBusiness applications does not grow or grows more slowly than expected, demand for our products and services would be reduced and our revenue would suffer.


IF WE FAIL TO RESPOND TO RAPID TECHNOLOGICAL CHANGE AND EVOLVING INDUSTRY STANDARDS FOR APPLICATION LIFE CYCLE MANAGEMENT SOFTWARE, OUR SALES OF PRODUCT LICENSES AND RELATED SERVICES MAY DECLINE.


     The markets for our products and services are characterized by rapid technological change, frequent new product introductions and enhancements, uncertain product life cycles, changes in customer demands and evolving industry standards such as Enterprise Java Beans, or EJBs, and extensible markup language, or XML. Products based on new technologies or new industry standards may quickly render an existing product obsolete and unmarketable. Our growth and future operating results will depend in part upon our ability to enhance our existing products and develop and introduce new products that conform to prevailing industry standards, meet or exceed technological advances in the marketplace, meet changing customer requirements, achieve market acceptance and respond to competitive products. Our technology is complex, and new products and product enhancements can require substantial investment and long development and testing periods. For example, we currently are developing a new version of our application life cycle management software that is designed to add functionality that our software does not currently have. This new version still requires significant additional development, and we cannot predict when we will complete development and testing or the date of commercial release, if ever. If we are unable to develop and release this new version of our application life cycle management software or other new products or product enhancements in a timely manner, we may lose existing customers to our competitors or fail to attract new customers, which may result in a decline in revenue.


OUR BUSINESS IS SENSITIVE TO THE OVERALL ECONOMIC ENVIRONMENT; ANY SLOWDOWN IN EBUSINESS GROWTH OR OTHER FACTORS IMPACTING INFORMATION TECHNOLOGY SPENDING BUDGETS COULD HARM OUR OPERATING RESULTS.

     The primary customers for our products are enterprises seeking to launch or expand eBusiness initiatives. Any significant downturn in our customers' markets or in general economic conditions that results in reduced IT spending budgets would likely result in a decreased demand for our products and services and will harm our business. Industry downturns like these have been, and may continue to be, characterized by diminished product demand, excess inventory and subsequent erosion of average selling prices.

                         RISKS RELATED TO THIS OFFERING

OUR STOCK PRICE MAY BE VOLATILE, WHICH COULD RESULT IN SUBSTANTIAL LOSSES FOR INVESTORS PURCHASING SHARES IN THIS OFFERING.

     Prior to this offering, you could not buy or sell our common stock publicly. An active public market for our common stock may not develop or be sustained after this offering. The initial public offering price of our common stock will be negotiated by us and representatives of our underwriters and may not be indicative of the price of our stock that will prevail in the trading market. As a result, you may be unable to sell your shares of our common stock at or above the initial public offering price, which will result in substantial losses to you. The market price of our common stock may fluctuate significantly in response to many factors, some of which are beyond our control. These include the following:

     - variations in our quarterly operating results or our revenue mix;

     - deviations in our results of operations from the estimates of securities analysts;

     - changes in securities analysts' estimates of our financial performance;

     - changes in market valuations of similar companies and stock market price and volume fluctuations generally;


     - economic conditions specific to online commerce, transaction-based Internet applications and application life cycle management software;

     - announcements by us or our competitors of new or enhanced products, technologies or services or significant contracts, acquisitions, strategic relationships, joint ventures or capital commitments;

     - regulatory developments;

     - additions or departures of key personnel; and

     - future sales of our common stock or other securities.

     In addition, the securities markets recently have experienced extreme price and volume fluctuations, and the market prices of Internet-related and technology companies have been especially volatile. These broad market and industry factors may adversely affect the market price of our common stock, regardless of our actual operating performance. In the past, securities class action litigation has often been brought against a company following periods of volatility in the market price of its securities. We may in the future be the target of similar litigation. Securities litigation could result in substantial costs and divert management's attention and resources.

OUR STOCK PRICE COULD BE ADVERSELY AFFECTED BY SHARES BECOMING AVAILABLE FOR
SALE.

     Sales of a substantial number of shares of our common stock, or the perception that these sales could occur, could depress the market price of our common stock and could impair our ability to raise capital through the sale of additional equity securities. In addition, some of our stockholders have the right to require us to register their shares for sale in the public market. The exercise of these rights could affect the market price of our common stock. See "Shares Eligible for Future Sale" for further information concerning the impact of potential sales of our common stock after this offering.

PURCHASERS IN THIS OFFERING WILL INCUR IMMEDIATE AND SUBSTANTIAL DILUTION.


     We expect that the initial public offering price of our common stock will be substantially higher than the book value per share of our outstanding common stock. As a result, purchasers of our common stock in this offering will incur immediate and substantial dilution of $9.60 per share in the net tangible book value per share of common stock from the initial public offering price. In the past, we have issued options to purchase common stock at prices significantly below the assumed initial public offering price. The exercise of options currently outstanding could cause additional, substantial dilution to purchasers of our common stock in this offering. See "Dilution" for more detailed information regarding the potential dilution you may incur.


OUR MANAGEMENT WILL HAVE BROAD DISCRETION IN THE USE OF THE NET PROCEEDS FROM THIS OFFERING AND MAY NOT USE THEM EFFECTIVELY.

     We currently have no specific plans for the use of the net proceeds from this offering. Our management will have broad discretion in the application of the net proceeds. We intend generally to use the net proceeds from this offering for general corporate purposes, including working capital, product development, capital expenditures and potential acquisitions as described in "Use of Proceeds." However, the failure of our management to apply these funds effectively could harm our business.

ANTI-TAKEOVER PROVISIONS IN OUR CHARTER DOCUMENTS AND UNDER DELAWARE LAW COULD PREVENT OR DELAY A CHANGE IN CONTROL OF OUR COMPANY.

     Our certificate of incorporation and bylaws contain anti-takeover provisions that could discourage, delay or even prevent an acquisition of our company at a premium price or at all. These provisions do the following:

     - provide that only one of the three classes of directors is elected each year;

     - limit the ability of our stockholders to remove directors without cause;

     - permit the board of directors to increase its own size and fill the resulting vacancies;

     - authorize our board of directors to issue preferred stock in one or more series;

     - prohibit our stockholders to act by written consent;

     - limit the persons who may call special meetings of stockholders;

     - establish notice requirements for stockholders to nominate directors or submit proposals for consideration at stockholder meetings; and

     - require a supermajority vote of stockholders to approve certain transactions.

     In addition, Section 203 of the Delaware General Corporation Law may discourage, delay or prevent a change of control of our company. Any of these provisions might prevent the market price of our common stock from increasing in response to actual or rumored takeover attempts.

SOME OF OUR LARGE STOCKHOLDERS WILL CONTINUE TO HAVE SUBSTANTIAL CONTROL OVER OUR COMPANY AFTER THIS OFFERING AND COULD DELAY OR PREVENT A CHANGE IN CONTROL.


     The interest of management could conflict with the interest of our other stockholders. Upon completion of this offering, our executive officers, directors and principal stockholders will beneficially own an aggregate of approximately 84.8% of our outstanding common stock (and 83.5% if the underwriters exercise their over-allotment option in full). Additionally, Warburg, Pincus and BEA Systems will beneficially own an aggregate of 59.6% and 17.0%, respectively, of our outstanding common stock (and 58.6% and 16.7%, respectively, if the underwriters exercise their over-allotment option in full). As a result, these stockholders will be able to exercise control over all matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions. Warburg, Pincus in particular will be able to elect a majority of our board of directors due to its ownership of a majority of our outstanding shares of common stock after this offering. Currently, Warburg, Pincus has two members on our board of directors. This could have the effect of delaying or preventing a change of control of our company, which in turn could reduce the market price of our stock.


WE MAY NEED ADDITIONAL FINANCING, WHICH COULD BE DIFFICULT TO OBTAIN.

     We expect to expend significant capital expanding our operations. We may need to raise additional funds in order to achieve our growth objectives, and we may be unable to obtain additional financing on favorable terms, if at all. Furthermore, if we issue additional equity securities, existing stockholders may experience additional dilution or the new equity securities may have rights, preferences or privileges senior to those of existing holders of our common stock. We expect that the net proceeds from this offering, together with cash generated from operations, will be sufficient to meet our working capital and capital expenditure needs for at least the next 12 months. If we cannot raise funds on acceptable terms if and when needed, we may be unable to develop or enhance our products and services, capitalize on future opportunities, grow our business or respond to competitive pressures or unanticipated requirements, which could seriously harm our business.

                           FORWARD-LOOKING STATEMENTS

     This prospectus may contain forward-looking statements based on our current expectations, assumptions, estimates and projections about us and our industry. Forward-looking statements relate to future events or to our future financial performance. In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "would," "expect," "plan," "anticipate, "could," "believe," "estimate," "predict," "potential" or similar expressions. Our actual results could differ materially from those expressed or implied in these forward-looking statements as a result of numerous factors, including those more fully described in the "Risk Factors" section and elsewhere in this prospectus.

     Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future events or results. We undertake no obligation to update publicly any forward-looking statements for any reason, even if new information becomes available or other events anticipated in the forward-looking statements do not actually occur.

                                USE OF PROCEEDS


     We estimate the net proceeds from this offering will be approximately $59.4 million, assuming an initial public offering price of $11.00 per share, after deducting the estimated underwriting discounts and commissions and estimated offering expenses. If the underwriters' over-allotment option is exercised in full, we estimate that we will receive approximately $68.6 million in net proceeds from this offering.


     We intend to use the net proceeds for general corporate purposes, including working capital, product development and capital expenditures. Management will retain broad discretion in the allocation of the net proceeds of the offering. You will not have the opportunity to evaluate the economic, financial or other information on which we base our decisions on how to use the proceeds. In addition, we may use a portion of the net proceeds to acquire or invest in complementary businesses, products or services or to obtain the right to use complementary technologies. This would reduce the use of the net proceeds for one or more of the uses indicated above.

     Pending these uses, we will invest the net proceeds of this offering in short-term, interest-bearing investment-grade securities. See "Risk
Factors -- Our management will have broad discretion in the use of the net proceeds from this offering and may not use them effectively."

                                DIVIDEND POLICY

     We have never declared or paid dividends on our capital stock and do not anticipate declaring or paying cash dividends in the foreseeable future. Payments of future dividends, if any, will be at the discretion of our board of directors after taking into account various factors our board of directors deems relevant, including our financial condition, operating results, current and anticipated cash needs, plans for expansion and debt covenants.

                                 CAPITALIZATION


     The following table sets forth our capitalization as of January 31, 2001. This table should be read in conjunction with the "Selected Consolidated Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and the notes to our consolidated financial statements appearing elsewhere in this prospectus. This information is presented:


     - on an actual basis;


     - on a pro forma basis after giving effect to the conversion as of January 31, 2001 of all outstanding shares of our Series A convertible preferred stock and the conversion of our convertible notes payable into an aggregate of 27,111,852 shares of our common stock, and after giving effect to the issuance and simultaneous conversion of 2,936,858 shares of Series B convertible preferred stock into an equivalent number of shares of our common stock and the resulting net proceeds of approximately $19.8 million in cash; and



     - on a pro forma as adjusted basis after giving effect to the receipt of the estimated net proceeds from the sale of shares of our common stock at an assumed initial public offering price of $11.00 per share, after deducting the estimated underwriting discounts and commissions and our estimated offering expenses.



                                                                     AS OF JANUARY 31, 2001
                                                              -------------------------------------
                                                                                        PRO FORMA
                                                               ACTUAL     PRO FORMA    AS ADJUSTED
                                                              ---------   ----------   ------------
                                                              (IN THOUSANDS, EXCEPT FOR SHARE DATA)
Notes payable, non-current portion..........................  $    405          405           405
Convertible notes payable...................................    39,336           --            --
Stockholders' equity:
  Convertible preferred stock, $0.001 par value, 20,000,000
     shares authorized, 8,400,000 shares issued and
     outstanding, actual; 5,000,000 shares authorized, no
     shares issued and outstanding, pro forma and pro forma
     as adjusted............................................         8           --            --
  Common stock, $0.001 par value, 87,481,233 shares
     authorized, 19,413,027, shares issued and outstanding,
     actual; 87,481,233 shares authorized, 49,461,737 shares
     issued and outstanding, pro forma; 305,000,000 shares
     authorized, 55,461,737 shares issued and outstanding,
     pro forma as adjusted..................................        19           49            55
  Additional paid-in capital................................   144,064      203,178       262,552
  Deferred stock-based compensation.........................   (14,610)     (14,610)      (14,610)
  Accumulated deficit.......................................   (60,001)     (60,001)      (60,001)
                                                              --------     --------      --------
Total stockholders' equity..................................    69,480      128,616       187,996
                                                              --------     --------      --------
Total capitalization........................................  $109,221     $129,021      $188,401
                                                              ========     ========      ========



     The actual number of shares outstanding as of January 31, 2001 reflects the 1-for-3 reverse stock split that was effected on February 20, 2001, but excludes:



     - 13,111,852 shares that could be issued upon the exercise of convertible notes payable;


     - 16,936,858 shares that could be issued upon the conversion of shares of our convertible preferred stock;


     - 17,000,000 additional shares available for future grant under our 2001 stock incentive plan, which will become effective on the closing of this offering, including the number of shares underlying options outstanding under our 2000 stock plans as of the effective date of our 2001 stock incentive plan, which number of shares will be increased annually by an aggregate of 5% of our outstanding shares of common stock; as of January 31, 2001, 13,010,122 shares could be issued upon the exercise of options outstanding under our 2000 stock plans at a weighted average exercise price of $2.83 per share; and


     - 1,700,000 additional shares available for future issuance under our 2001 employee stock purchase plan, which will become effective on the closing of this offering, which number of shares will be increased annually by an aggregate of 1.5% of our outstanding shares of common stock.

     For additional information regarding these shares, see "Management -- Stock Plans," "Description of Capital Stock" and Note 9 of notes to consolidated financial statements.

                                    DILUTION


     If you invest in our common stock, your interest will be diluted to the extent of the difference between the public offering price per share of our common stock and the pro forma as adjusted net tangible book value per share of our common stock after this offering. Our pro forma net tangible book value as of January 31, 2001, was approximately $18.4 million, or $0.37 per share of common stock. Pro forma net tangible book value per share represents our total tangible assets plus the receipt of approximately $19.8 million from the issuance of our Series B convertible preferred stock, less total liabilities, divided by the number of shares of common stock outstanding, as of January 31, 2001, assuming the conversion of all our outstanding shares of our convertible preferred stock, including the Series B preferred stock and convertible notes payable, as adjusted to reflect the 1-for-3 reverse stock split effected on February 20, 2001.



     After giving effect to the sale of 6,000,000 shares of our common stock at an assumed initial public offering price of $11.00 per share, and after deducting estimated underwriting discounts and commissions and estimated offering expenses, our pro forma as adjusted net tangible book value as of January 31, 2001 would have been $77.7 million, or $1.40 per share. This represents an immediate increase in net tangible book value of $1.03 per share to existing stockholders and an immediate and substantial dilution of $9.60 per share to new investors purchasing shares of common stock in this offering. The following table illustrates this dilution:



Assumed initial public offering price per share.............                   $11.00
  Pro forma net tangible book value per share as of January
     31, 2001...............................................           $0.37
  Increase per share attributable to new investors..........            1.03
                                                                       -----
Pro forma as adjusted net tangible book value per share
  after the offering........................................                     1.40
                                                                               ------
As adjusted dilution per share to new investors.............                   $ 9.60
                                                                               ======



     Assuming the exercise in full of the underwriters' over-allotment option, our pro forma as adjusted net tangible book value as of January 31, 2001 would have been approximately $1.54 per share, representing an immediate increase in net tangible book value of $1.17 per share to our existing stockholders and an immediate and substantial dilution in net tangible book value of $9.46 per share to new investors.



     The following table summarizes, as of January 31, 2001, on a pro forma basis, the total number of shares of common stock purchased from us, the total consideration paid to us and the average price per share paid to us by existing stockholders and to be paid to us by new investors purchasing shares of common stock in this offering at an assumed initial public offering price of $11.00 per share, before deducting the estimated underwriting discounts and commissions and estimated offering expenses:



                                SHARES PURCHASED         TOTAL CONSIDERATION
                              ---------------------    -----------------------    AVERAGE PRICE
                                NUMBER      PERCENT       AMOUNT       PERCENT      PER SHARE
                              ----------    -------    ------------    -------    -------------
Existing stockholders.......  49,461,737      89.2%    $147,755,000      69.1%       $ 2.99
New investors...............   6,000,000      10.8       66,000,000      30.9         11.00
                              ----------     -----     ------------     -----
Totals......................  55,461,737     100.0%    $213,755,000     100.0%       $ 3.85
                              ==========     =====     ============     =====



     The above information assumes no exercise of the underwriters' over-allotment option and assumes no exercise of any stock options outstanding as of January 31, 2001 and reflects the 1-for-3 reverse stock split effected on February 20, 2001. As of January 31, 2001, there were:



     - 13,111,852 shares that could be issued upon the exercise of convertible notes payable;


     - 16,936,858 shares issuable upon the conversion of shares of our convertible preferred stock;

     - 17,000,000 additional shares available for future grant under our 2001 stock incentive plan, which will become effective on the closing of this offering, including the number of shares underlying options outstanding under our 2000 stock plans as of the effective date of our 2001 stock incentive plan, which number of shares will be increased annually by an aggregate of 5% of our outstanding shares of common stock; as of January 31, 2001, 13,010,122 shares could be issued upon the exercise of options outstanding under our 2000 stock plans at a weighted average exercise price of $2.83 per share; and


     - 1,700,000 additional shares available for future issuance under our 2001 employee stock purchase plan, which will become effective on the closing of this offering, which number of shares will be increased annually by an aggregate of 1.5% of our outstanding shares of common stock.

     To the extent that any of these options are exercised, there will be further dilution to new investors.

                      SELECTED CONSOLIDATED FINANCIAL DATA


     You should read the following selected consolidated financial data in conjunction with our consolidated financial statements and related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus. The financial information as of December 31, 1999 and for the years ended December 31, 1998 and 1999 relate to the periods of the VisualCafe product line of Symantec, which we acquired in December 1999 and refer to as the predecessor business or predecessor, as applicable. The financial information of the predecessor has been prepared from the statement of assets acquired and liabilities assumed and the statements of revenue and direct expenses and is not intended to be a complete presentation of the financial position or results of operations of the predecessor business. The statement of assets acquired and liabilities assumed as of December 31, 1999 and the statements of revenue and direct expenses for the years ended December 31, 1998 and 1999, and the consolidated statement of operations data and balance sheet data for the one month ended and as of January 31, 2000 and the year ended and as of January 31, 2001 are derived from the audited financial statements included in this prospectus, which have been audited by Ernst & Young, LLP, independent auditors, whose report is also included elsewhere in this prospectus. The share data reflects a 1-for-3 reverse stock split that was effected on February 20, 2001. Our historical results are not necessarily indicative of results to be expected for future periods.



                                                                  PREDECESSOR                WEBGAIN
                                                              -------------------   -------------------------
                                                                  YEAR ENDED         ONE MONTH       YEAR
                                                                 DECEMBER 31,          ENDED         ENDED
                                                              -------------------   JANUARY 31,   JANUARY 31,
                                                                1998       1999        2000          2001
                                                              --------   --------   -----------   -----------
                                                                   (IN THOUSANDS, EXCEPT PER SHARE DATA)
CONSOLIDATED STATEMENT OF OPERATIONS DATA:
Revenue:
  License fees..............................................  $ 19,813   $ 17,633     $   653      $ 43,734
  Services..................................................       239        645          24         4,829
                                                              --------   --------     -------      --------
    Total revenue...........................................    20,052     18,278         677        48,563
                                                              --------   --------     -------      --------
Cost of revenue:
  License fees..............................................     3,820      2,766          79         2,831
  Services..................................................       101        145         139         3,327
  Amortization of purchased technology......................        --         --         273         4,658
                                                              --------   --------     -------      --------
    Total cost of revenue...................................     3,921      2,911         491        10,816
                                                              --------   --------     -------      --------
Gross profit................................................    16,131     15,367         186        37,747
                                                              --------   --------     -------      --------
Operating expenses:
  Sales and marketing.......................................    15,065     14,212         630        23,144
  Research and development..................................    16,014     12,783         597        14,582
  General and administrative................................        --         --         133         7,250
  In-process research and development.......................        --         --       1,600         6,500
  Amortization of purchased intangible assets and
    goodwill................................................        --         --       1,578        30,707
  Other acquisition-related expenses........................        --         --         951           203
  Stock-based compensation..................................        --         --          79         7,157
                                                              --------   --------     -------      --------
    Total operating expenses................................    31,079     26,995       5,568        89,543
                                                              --------   --------     -------      --------
Revenue less direct expenses................................  $(14,948)  $(11,628)
                                                              ========   ========
Loss from operations........................................                           (5,382)      (51,796)
Interest expense and other, net.............................                               --        (2,176)
                                                                                      -------      --------
Loss before provision for income taxes......................                           (5,382)      (53,972)
Provision for income taxes..................................                               --          (647)
                                                                                      -------      --------
Net loss....................................................                          $(5,382)     $(54,619)
                                                                                      =======      ========
Basic and diluted net loss per common share.................                          $ (0.40)     $  (3.18)
                                                                                      =======      ========
Shares used in per share calculation........................                           13,333        17,169
                                                                                      =======      ========
Pro forma basic and diluted net loss per share
  (unaudited)...............................................                          $ (0.21)     $  (1.33)
                                                                                      =======      ========
Shares used in pro forma per share calculation
  (unaudited)...............................................                           25,667        40,995
                                                                                      =======      ========

                                                              DECEMBER 31,    JANUARY 31,    JANUARY 31,
                                                                  1999           2000           2001
                                                              ------------    -----------    -----------
                                                                            (IN THOUSANDS)
CONSOLIDATED BALANCE SHEET DATA:
Cash and cash equivalents...................................    $    --         $ 1,159       $  5,815
Working capital (deficit)...................................     (6,390)            890         (3,552)
Working capital excluding deferred revenue..................        165           4,815          6,621
Total assets................................................        426          83,291        141,239
Long-term liabilities, net of current portion...............         --              --         42,674
Total stockholders' equity..................................         --          76,972         69,480

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion and analysis of our financial condition and results of operations should be read in conjunction with "Selected Consolidated Financial Data" and our consolidated financial statements and related notes appearing elsewhere in this prospectus. In addition to historical information, this discussion and analysis contains forward-looking statements that involve risks, uncertainties and assumptions. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of certain factors, including, but not limited to, those set forth under "Risk Factors" and elsewhere in this prospectus.

OVERVIEW


     We provide application life cycle management software that enables enterprises to rapidly create and continuously improve their eBusiness applications. Our software products and related services provide a solution that allows an enterprise to effectively manage the life cycle of an eBusiness application. Our solution also allows enterprises to align their information technology efforts with their business strategies and create eBusiness applications that meet rapidly changing business needs.



     We began operations in January 2000 after our acquisition of the VisualCafe Java Integrated Development Environment product line from Symantec Corporation. Since then, we have grown our business internally as well as through additional acquisitions to develop scale, broaden our product offerings and increase our service capacity. In March 2000, we acquired Tendril Software, Inc., which allowed us to add StructureBuilder to our product offerings. In April 2000, we acquired the TopLink line of business from The Object People, Inc., which allowed us to add TopLink to our product offerings. We began shipping an integrated product resulting from these acquisitions, WebGain Studio Standard, in July 2000. In June 2000, we acquired ZAT, Inc., which provided us with the technology that served as the foundation for our Application Composer product. In December 2000, we acquired The Bloomsbury Software Company Limited, a software consulting company, which allowed us to expand our consulting services. In March 2001, we acquired Metamata, Inc., which provided us with the technology that served as a foundation for our Quality Analyzer product. We anticipate that we will make additional acquisitions in the future.



     We derive our revenue primarily from perpetual licenses of our software products. We also derive revenue from product maintenance, which consists of software upgrades and product support. In addition, we derive revenue from providing consulting services to some of our enterprise customers to support our software license sales. Consulting services consist of initial training and, when requested, assisting our customers to better use our products.


     We typically recognize revenue when a customer purchase order or contract has been received and accepted, delivery of the product has occurred, the fee is fixed or determinable and collection of the fee is probable. Once all of the above conditions have been met and after all elements other than product maintenance have been delivered, we recognize revenue from license fees based upon the residual method. We recognize revenue from most of our indirect channel partners when the software is delivered to an end user. However, we recognize revenue from a few of our indirect channel partners upon delivery to them, as they bundle our products in their offering and do not have a right of return. We recognize revenue from product maintenance ratably over the term of the maintenance agreement, which is typically one year. Revenue from consulting services is recognized as the services are performed.


     We market our products worldwide though a combination of a direct sales force and indirect sales channels, which include independent software vendors, systems integrators, distributors and other channel partners. During the year ended January 31, 2001, we invested heavily in establishing our direct sales force, which has resulted in an increase in revenue derived from direct sales from less than 5% of total revenue for the quarter ended April 30, 2000 to approximately 58.9% of total revenue for the quarter ended January 31, 2001. Our international revenue increased by more than 150% from $1.2 million for the quarter ended April 30, 2000 to $3.7 million for the quarter ended January 31, 2001. During the year ended January 31, 2001, one distributor, Ingram Micro, accounted for approximately 11.7% of our total revenue.



     Our headcount increased from 51 employees as of January 1, 2000 to 400 employees as of April 30, 2001. Of these employees, 130 were retained as a result of our acquisitions, primarily in the area of research and development. To support our transition to a direct sales model, we established a direct sales force, which had grown to 126 employees as of April 30, 2001. We also have invested significant resources to build our information systems infrastructure, which includes enterprise resource planning systems, sales and marketing systems and financial management systems that we needed to integrate our acquisitions and to support our growth.


ACQUISITIONS


     All of our acquisitions have been treated as purchases for accounting purposes. The operating results of the acquired entities are included in our results from the dates of acquisition. The following table summarizes our acquisitions to date and the share data reflects the 1-for-3 reverse stock split that was effected on February 20, 2001.



                                                                       SHARES OF     NUMBER OF
                                                                          OUR          SHARES
             COMPANY OR               NUMBER OF                          COMMON      UNDERLYING     CASH PAID          TOTAL
        TECHNOLOGY ACQUIRED           EMPLOYEES     DATE ACQUIRED     STOCK ISSUED    OPTIONS       OR PAYABLE     CONSIDERATION
        -------------------           ---------   ------------------  ------------   ----------   --------------   --------------
                                                                                                  (IN THOUSANDS)   (IN THOUSANDS)
VisualCafe product line of
  Symantec..........................     51       December 31,  1999          --     1,773,517       $74,650          $80,693
Tendril Software....................      5           March 7,  2000          --       184,503        12,744           13,465
The Object People...................     46          April 19,  2000          --            --        24,500           24,669
ZAT.................................      4            June 7,  2000   2,999,998            --         7,500           33,006
Bloomsbury..........................     20       December 22,  2000          --            --         2,000            2,179
Metamata............................      4          March 21,  2001          --        19,237         4,460            4,759


VisualCafe Product Line of Symantec Corporation


     The products associated with the VisualCafe product line are sold by us on a stand-alone basis and serve as the foundation for the development of our WebGain Studio Standard and Studio Professional suites of products. In connection with this asset purchase, we entered into a transition services agreement with Symantec whereby Symantec agreed to provide us with sales, marketing and administrative support. Substantially all of the commitments under this agreement were completed by the end of August 2000. We incurred transition services expenses of approximately $398,000 during the one month ended January 31, 2000, and approximately $2.3 million during the year ended January 31, 2001.


Tendril Software, Inc.


     As a result of our acquisition of Tendril, we acquired its StructureBuilder product, which creates a visual-based design of an application and simultaneously generates software code. We sell StructureBuilder on a stand-alone basis and also incorporate it in our WebGain Studio Standard and Studio Professional suites of products. As part of the $13.5 million total consideration, we agreed to pay the Tendril stockholders up to $3.9 million in cash upon the achievement of certain technological milestones. As of January 31, 2001, we had paid approximately $3.0 million of the $3.9 million pursuant to this obligation.

TopLink Line of Business of The Object People Inc.

     As a result of our acquisition of The Object People, we acquired its TopLink line of business, which includes the sale of software licenses as well as related product maintenance and consulting services. TopLink greatly simplifies the technical integration of Java applications with relational databases. We sell TopLink on a stand-alone basis and also incorporate it in our WebGain Studio Professional suite of products.

ZAT, Inc.

     As a result of our acquisition of ZAT, we acquired technology that served as the foundation for our Application Composer product, which is designed to develop a component assembly and Web services-based approach to building applications.

The Bloomsbury Software Company Limited

     We acquired Bloomsbury, a software consulting company, in order to build out our professional services organization. As a result of this acquisition, 20 of Bloomsbury's former employees have become a part of our professional services organization.


Metamata, Inc.



     As a result of our acquisition of Metamata, we acquired its Quality Analyzer suite of products which is designed to enhance the quality of software code and optimize the performance of deployed eBusiness applications. Four of Metamata's former employees have become a part of our research and development organization. We have incorporated Quality Analyzer into our WebGain Studio suite of products.


DEFERRED COMPENSATION


     In connection with the grant of stock options to our employees, we have recorded deferred stock-based compensation totaling $21.0 million through January 31, 2001, although we believe that we granted all of our options at their then-fair market value. This amount represents the difference between the exercise or purchase price at which the stock options were granted and the deemed fair value of our common stock for accounting purposes on the date of grant or issuance. The deferred stock-based compensation are included as a component of stockholders' equity and, in accordance with the method described in Financial Accounting Standards Board Interpretation No. 28 are being amortized on an accelerated basis as charges to operations over the vesting period of the options, which is generally four years. We expect the remaining unamortized and unearned stock-based compensation as of January 31, 2001 will be amortized as follows: $9.1 million in our fiscal year ending January 31, 2002, $3.7 million in our fiscal year ending January 31, 2003, $1.6 million in our fiscal year ending January 31, 2004, and $225,000 in our fiscal year ending January 31, 2005.

RESULTS OF OPERATIONS

     The following table sets forth the consolidated statement of operations data, expressed as a percentage of total revenue, for the entities and periods indicated.


                                                       PREDECESSOR               WEBGAIN
                                                      --------------    -------------------------
                                                        YEAR ENDED       ONE MONTH       YEAR
                                                       DECEMBER 31,        ENDED         ENDED
                                                      --------------    JANUARY 31,   JANUARY 31,
                                                      1998     1999        2000          2001
                                                      -----    -----    -----------   -----------
Revenue:
  License fees......................................   98.8%    96.5%        96.5%        90.1%
  Services..........................................    1.2      3.5          3.5          9.9
                                                      -----    -----       ------       ------
          Total revenue.............................  100.0    100.0        100.0        100.0
                                                      -----    -----       ------       ------
Cost of revenue:
  License fees......................................   19.1     15.1         11.7          5.8
  Services..........................................    0.5      0.8         20.5          6.9
  Amortization of purchased technology..............     --       --         40.3          9.6
                                                      -----    -----       ------       ------
          Total cost of revenue.....................   19.6     15.9         72.5         22.3
                                                      -----    -----       ------       ------
Gross margin........................................   80.4     84.1         27.5         77.7
                                                      -----    -----       ------       ------
Operating expenses:
     Sales and marketing............................   75.1     77.8         93.1         47.7
     Research and development.......................   79.9     69.9         88.2         30.0
     General and administrative.....................     --       --         19.6         14.9
     In-process research and development............     --       --        236.3         13.4
     Amortization of purchased intangible assets and
       goodwill.....................................     --       --        233.1         63.2
     Other acquisition related expenses.............     --       --        140.5          0.4
     Stock-based compensation.......................     --       --         11.7         14.8
                                                      -----    -----       ------       ------
          Total operating expenses..................  155.0    147.7        822.5        184.4
                                                      -----    -----       ------       ------
Revenue less direct expenses........................  (74.6)%  (63.6)%
                                                      =====    =====
Loss from operations................................                       (795.0)      (106.7)
Interest expense and other, net.....................                           --         (4.5)
Provision for income taxes..........................                           --         (1.3)
                                                                           ------       ------
Net loss............................................                       (795.0)%     (112.5)%
                                                                           ======       ======



YEARS ENDED DECEMBER 31, 1999 AND JANUARY 31, 2001



     Symantec maintained separate accounts to capture research and development expenses and certain product-specific marketing activities of the predecessor business, but did not maintain separate accounts to capture corporate services, information services, selling, other marketing or general and administrative expenses incurred at the corporate level, and therefore, no such costs were allocated to the predecessor business by Symantec. The predecessor's cost of revenue includes the direct manufacturing costs, royalties and the allocation by Symantec of various manufacturing overhead costs to the predecessor business. Therefore, the operating results for the year ended December 31, 1999 are not necessarily meaningful in comparison to the operating results for the year ended January 31, 2001.



     The acquisitions of the TopLink line of business from The Object People, Tendril Software and ZAT were all accounted for as purchases, and their results of operations are included in the year ended January 31, 2001 only from the dates of their acquisition. The increased headcount and associated increase in overhead resulting from these acquisitions, in addition to our internal growth and expansion internationally, will result in increased operating expenses in the year ended January 31, 2002 as compared to the year ended January 31, 2001. Therefore, the operating results for the year ended January 31, 2001 are not necessarily an indicator of our future results, and are not necessarily meaningful in comparison to prior periods.


REVENUE


     Our revenue is derived primarily from fees for software licenses and, to a lesser extent, from the sale of services. Total revenue increased by $30.3 million, or 165.7%, to $48.6 million for the year ended January 31, 2001, from $18.3 million for the year ended December 31, 1999.



     License fees. Revenue from license fees increased by $26.1 million, or 148.0%, to $43.7 million for the year ended January 31, 2001, from $17.6 million for the year ended December 31, 1999. This increase was due to increased sales resulting from the establishment of our direct sales force, further market penetration of our application construction products, enhanced versions of our existing products, and the addition of the TopLink and StructureBuilder products. Revenue derived from direct sales increased from less than 5% of total revenue for the year ended December 31, 1999 and the quarter ended April 30, 2000 to approximately 58.9% of total revenue for the quarter ended January 31, 2001 and 36.6% for the full year ended January 31, 2001. As a percentage of total revenue, revenue from license fees represented 90.1% for the year ended January 31, 2001 and 96.5% for the year ended December 31, 1999.



     Services. Services revenue increased by $4.2 million, or 648.7%, to $4.8 million for the year ended January 31, 2001, from $645,000 for the year ended December 31, 1999. The increase in services revenue resulted from our increased focus on new product maintenance and consulting services for enhanced versions of our products. By comparison, our predecessor entered into a limited number of product maintenance agreements and did not offer any consulting services. As a percentage of total revenue, services revenue represented 9.9% for the year ended January 31, 2001 and 3.5% for the year ended December 31, 1999. We anticipate that our services revenue will continue to increase as we support our growing software license sales to enterprise customers and increase our service offerings. We intend to increasingly involve systems integrators and other professional services organizations to provide some of the consulting services that we currently provide.



     International Revenue. International revenue increased by $6.7 million, or 136.7%, to $11.6 million for the year ended January 31, 2001, from $4.9 million for the year ended December 31, 1999. This increase was the result of our establishment of an international direct sales force throughout Europe, the Middle East, Africa and Asia Pacific, as well as other countries around the world not included in these designated regions. The increase in international sales also was the result of an increased international market acceptance of our existing and new products.


COST OF REVENUE


     Cost of revenue is comprised of cost of licenses and cost of services as well as the amortization of purchased technology related to acquisitions made during the one month ended January 31, 2000 and the year ended January 31, 2001.



     License fees. Cost of license revenue consists of the cost of media, product documentation, packaging, the cost of manuals, distribution and fulfillment costs, and royalty payments to third parties. Cost of license revenue remained relatively unchanged at $2.8 million for the year ended January 31, 2001 and the year ended December 31, 1999. As a percentage of license revenue, cost of license revenue represented 5.8% for the year ended January 31, 2001 and 15.1% for the year ended

December 31, 1999. We anticipate the cost of license revenue in absolute dollars will grow as we expand our customer base. We do not expect our cost of license revenue as a percentage of license revenue to decrease at the same rate as in the previous 12 months. However, we expect the revenue derived from direct sales to increase as a percentage of total revenue compared to the revenue derived from indirect sales as a percentage of total revenue. Direct sales generally involve the shipment a master copy of a software product and granting the customer the right to make copies of the software up to the specified number of licenses purchased according to the respective agreement. Thus, direct sales generally require less packaging, distribution and fulfillment costs, resulting in lower cost of revenue than indirect sales.



     Services. Cost of services revenue consists primarily of salaries of our professional services personnel. Cost of services revenue increased by $3.2 million to $3.3 million for the year ended January 31, 2001, from $145,000 for the year ended December 31, 1999. This increase was primarily due to the establishment of our professional services organization to support our new product maintenance and consulting services for the enhanced versions of our products. As a percentage of services revenue, cost of services revenue represented 68.9% for the year ended January 31, 2001 and 22.5% for the year ended December 31, 1999. We do not expect our costs of services revenue as a percentage of services revenue to grow at the same rate as in the previous 12 months. We anticipate that our cost of services revenue will increase in absolute dollars as we expand our product maintenance and consulting services.



     Amortization of purchased technology. Amortization of purchased technology was $4.7 million for the year ended January 31, 2001. This amount represents the amortization of developed technology associated with our acquisitions.


OPERATING EXPENSES


     Sales and marketing. Sales and marketing expenses consist of employee salaries, commissions and related costs, seminars, public relations and advertising, trade shows, marketing collateral materials, travel and other related selling and marketing expenses. Sales and marketing expenses increased by $8.9 million, or 62.8%, to $23.1 million for the year ended January 31, 2001, from $14.2 million for the year ended December 31, 1999. This increase was primarily due to the hiring of personnel and additional expenses incurred to establish our sales and marketing organizations. As a percentage of total revenue, sales and marketing expenses decreased to 47.7% for the year ended January 31, 2001 from 77.8% for the year ended December 31, 1999. This decrease was primarily related to the substantial increase in revenue during this period. We do not expect our sales and marketing expenses as a percentage of total revenue to decrease at the same rate as in the previous 12 months. We anticipate that our sales and marketing expenses will continue to increase in absolute dollars as we continue to expand our sales and marketing organizations and pursue relationships with our indirect channel partners.



     Research and development. Research and development expenses consist primarily of employee salaries and related costs required in connection with the development of new products, enhancements to existing products, technical documentation and quality assurance. Costs incurred in research and development are expensed as incurred until technological feasibility is established. During the fourth quarter of the year ended January 31, 2001, we capitalized $523,000 in development costs, which we anticipate will be amortized to cost of sales on a straight-line basis over the expected life of the product of 24 months. Research and development expenses increased by $1.8 million, or 14.1%, to $14.6 million for the year ended January 31, 2001 from $12.8 million for the year ended December 31, 1999. This increase was primarily due to our introduction of new product offerings and the salaries of additional research and development personnel, primarily as a result of our acquisitions of Tendril Software, the TopLink line of business of The Object People and ZAT, which nearly doubled our research and development headcount, and the resulting integration of their products into our WebGain Studio product. As a percentage of total revenue, research and development expenses decreased to 30.0% for the year ended January 31, 2001 from 69.9% for the year ended December 31, 1999. This decrease was primarily related to the substantial increase in revenue during this period. We do not expect our research and development expenses as a percentage of total revenue to decrease at the same rate as in the previous 12 months. We anticipate that our research and development expenses will continue to increase in absolute dollars in the future as we broaden and enhance our product offerings, and continue the integration of previously acquired technologies.



     General and administrative. General and administrative expenses consist of employee salaries for finance, human resources administration, information systems and general management, as well as professional service fees and other general corporate expenses. General and administrative expenses were $7.3 million for the year ended January 31, 2001. As a percentage of total revenue, general and administrative expenses represented 14.9% for the year ended January 31, 2001. We anticipate that our general and administrative expenses will increase in absolute dollars as we continue to build our corporate infrastructure.



     In-process research and development. As a result of our acquisitions of the TopLink line of business, Tendril Software and ZAT, we acquired a number of projects and products that were considered in-process research and development on the date of acquisition. During the year ended January 31, 2001, $6.5 million was charged for in-process research and development. The amounts allocated to in-process technology were immediately charged to operations because the technology had not reached the stage of technological feasibility at the acquisition date and had no alternative future use.



     Amortization of purchased intangible assets and goodwill. Amortization of intangible assets and goodwill was $30.7 million for the year ended January 31, 2001. This amount represents the amortization of intangible assets and goodwill associated with our acquisitions.



     Stock-based compensation. During the year ended January 31, 2001, we recorded approximately $7.2 million of stock-based compensation expense related to options issued to employees and equity instruments issued to non-employees. This compensation is allocable as follows (in thousands):



Cost of services revenue....................................        $  185
Sales and marketing.........................................         1,658
Research and development....................................         1,759
General and administrative..................................         3,555
                                                                    ------
                                                                    $7,157
                                                                    ======


INTEREST EXPENSE AND OTHER, NET


     Interest expense and other, net consists of interest expense and losses on foreign currency transactions, offset by interest income on our cash reserves. Interest expense and other, net for the year ended January 31, 2001 was $2.2 million and primarily resulted from interest related to our convertible notes payable issued in April 2000, which accrued interest at a rate of 8.0% per annum. The aggregate principal and accrued interest on the convertible notes payable as of January 31, 2001 was approximately $39.3 million.

YEARS ENDED DECEMBER 31, 1998 AND 1999


REVENUE


     Total revenue decreased by $1.8 million, or 8.8%, to $18.3 million for the year ended December 31, 1999 from $20.1 million for the year ended December 31, 1998. Services revenue was less than 4% of total revenue in each of the years ended December 31, 1998 and 1999.


     License fees. Revenue from license fees decreased by $2.2 million, or 11.0%, to $17.6 million for the year ended December 31, 1999, from $19.8 million for the year ended December 31, 1998. Revenue from license fees was higher in 1998 primarily due to a few large original equipment manufacturer license sales of VisualCafe for which no similar sales were made in 1999. In addition, demand for VisualCafe was higher in 1998, which was partially due to the release of a greater number of upgrades during the year ended December 31, 1998 as compared to the year ended December 31, 1999 as well as an overall shift in market demand. These decreases in revenue were experienced in the United States as well as internationally, particularly in Asia.


COST OF REVENUE


     License fees. Cost of license revenue decreased by $1.0 million, or 27.6%, to $2.8 million for the year ended December 31, 1999, from $3.8 million for the year ended December 31, 1998. This decrease was primarily due to the higher rate of introduction of new products in the year ended December 31, 1998 and lower payments of third-party royalties in the year ended December 31, 1999. Three upgrades were announced in the year ended December 31, 1998, as compared to two in the year ended December 31, 1999. As a percentage of license revenue, cost of license revenue decreased to 15.7% in the year ended December 31, 1999 from 19.3% in the year ended December 31, 1998.


DIRECT OPERATING EXPENSES

     Sales and marketing. Sales and marketing expenses decreased by $853,000, or 5.7%, to $14.2 million for the year ended December 31, 1999, from $15.1 million for the year ended December 31, 1998. This decrease was primarily due to the reduction in advertising and promotional expenses associated with fewer product introductions in the year ended December 31, 1999 as compared to the year ended December 31, 1998. As a percentage of total revenue, sales and marketing expenses increased slightly to 77.8% in the year ended December 31, 1999 from 75.1% in the year ended December 31, 1998. This increase was primarily due to the decrease in revenue during 1999.

     Research and development. Research and development expenses decreased by $3.2 million, or 20.2%, to $12.8 million for the year ended December 31, 1999, from $16.0 million for the year ended December 31, 1998. This decrease was primarily due to reduced headcount supporting a fewer number of product introductions. As a percentage of total revenue, research and development expenses decreased to 69.9% in the year ended December 31, 1999 from 79.9% in the year ended December 31, 1998. This decrease was primarily related to the decrease in spending in 1999, offset in part by decreased revenue in 1999.

QUARTERLY RESULTS OF OPERATIONS


     The following tables set forth statement of revenue and direct expenses data of the predecessor for each of the four quarters in the year December 31, 1999 and our consolidated statements of operations data for the one month ended January 31, 2000 and for each of the four quarters for the year ended January 31, 2001. This information is unaudited and has been prepared on substantially the same basis as our audited financial statements appearing elsewhere in this prospectus. In the opinion of our management, it includes all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of this information. You should read this information in conjunction with our audited consolidated financial statements and related notes appearing elsewhere in this prospectus. You should not draw any conclusions about our future results from the results of operations for any quarter, as quarterly results are not indicative of the results for a full fiscal year or any other period.


                                                     PREDECESSOR                         WEBGAIN
                                 ---------------------------------------------------   -----------
                                                                                           ONE
                                                    QUARTER ENDED                      MONTH ENDED
                                 ---------------------------------------------------   -----------
                                 MARCH 31,   JUNE 30,   SEPTEMBER 30,   DECEMBER 31,   JANUARY 31,
                                   1999        1999         1999            1999          2000
                                 ---------   --------   -------------   ------------   -----------
                                                     (UNAUDITED, IN THOUSANDS)
CONSOLIDATED STATEMENT OF
  OPERATIONS DATA:
Revenue:
  License fees.................   $ 4,510    $ 4,785       $ 3,838        $ 4,500       $    653
  Services.....................       106        128           210            201             24
                                  -------    -------       -------        -------       --------
    Total revenue..............     4,616      4,913         4,048          4,701            677
                                  -------    -------       -------        -------       --------
Cost of revenue:
  License fees.................       621        616           581            948             79
  Services.....................        18         26            65             36            139
  Amortization of purchased
    technology.................        --         --            --             --            273
                                  -------    -------       -------        -------       --------
    Total cost of revenue......       639        642           646            984            491
                                  -------    -------       -------        -------       --------
Gross profit...................     3,977      4,271         3,402          3,717            186
                                  -------    -------       -------        -------       --------
Operating expenses:
  Sales and marketing..........     3,957      3,538         3,754          2,963            630
  Research and development.....     3,471      3,262         3,369          2,681            597
  General and administration...        --         --            --             --            133
  In-process research and
    development................        --         --            --             --          1,600
  Amortization of purchased
    intangible assets and
    goodwill...................        --         --            --             --          1,578
  Other acquisition-related
    expenses...................        --         --            --             --            951
  Stock-based compensation.....        --         --            --             --             79
                                  -------    -------       -------        -------       --------
    Total operating expenses...     7,428      6,800         7,123          5,644          5,568
                                  -------    -------       -------        -------       --------
Revenue less direct expenses...   $(3,451)   $(2,529)      $(3,721)       $(1,927)
                                  =======    =======       =======        =======
Loss from operations...........                                                           (5,382)
Interest expense and other,
  net..........................                                                               --
Provision for income taxes.....                                                               --
                                                                                        --------
Net loss.......................                                                         $ (5,382)
                                                                                        ========

                                                     WEBGAIN
                                 ------------------------------------------------

                                                  QUARTER ENDED
                                 ------------------------------------------------
                                 APRIL 30,   JULY 31,   OCTOBER 31,   JANUARY 31,
                                   2000        2000        2000          2001
                                 ---------   --------   -----------   -----------
                                     (UNAUDITED, IN THOUSANDS)
CONSOLIDATED STATEMENT OF
  OPERATIONS DATA:
Revenue:
  License fees.................  $  5,044    $ 10,959    $ 12,119      $ 15,612
  Services.....................        94         609       1,851         2,275
                                 --------    --------    --------      --------
    Total revenue..............     5,138      11,568      13,970        17,887
                                 --------    --------    --------      --------
Cost of revenue:
  License fees.................       306         906         579         1,040
  Services.....................       387         557       1,143         1,240
  Amortization of purchased
    technology.................       890       1,256       1,256         1,256
                                 --------    --------    --------      --------
    Total cost of revenue......     1,583       2,719       2,978         3,536
                                 --------    --------    --------      --------
Gross profit...................     3,555       8,849      10,992        14,351
                                 --------    --------    --------      --------
Operating expenses:
  Sales and marketing..........     3,030       4,392       6,469         9,253
  Research and development.....     2,566       4,374       4,041         3,601
  General and administration...       756       1,923       2,142         2,429
  In-process research and
    development................     1,900       4,600          --            --
  Amortization of purchased
    intangible assets and
    goodwill...................     5,255       8,054       8,680         8,718
  Other acquisition-related
    expenses...................       125          --          35            43
  Stock-based compensation.....       284         980       2,872         3,021
                                 --------    --------    --------      --------
    Total operating expenses...    13,916      24,323      24,239        27,065
                                 --------    --------    --------      --------
Revenue less direct expenses...
Loss from operations...........   (10,361)    (15,474)    (13,247)      (12,714)
Interest expense and other,
  net..........................      (154)       (775)       (753)         (494)
Provision for income taxes.....        (1)       (830)       (189)          373
                                 --------    --------    --------      --------
Net loss.......................  $(10,516)   $(17,079)   $(14,189)     $(12,835)
                                 ========    ========    ========      ========

                                                      PREDECESSOR                                    WEBGAIN
                                  ---------------------------------------------------   ----------------------------------
                                                                                            ONE
                                                     QUARTER ENDED                      MONTH ENDED      QUARTER ENDED
                                  ---------------------------------------------------   -----------   --------------------
                                  MARCH 31,   JUNE 30,   SEPTEMBER 30,   DECEMBER 31,   JANUARY 31,   APRIL 30,   JULY 31,
                                    1999        1999         1999            1999          2000         2000        2000
                                  ---------   --------   -------------   ------------   -----------   ---------   --------
Revenue:
  License fees..................     97.7%      97.4%         94.8%          95.7%          96.5%        98.2%       94.7%
  Services......................      2.3        2.6           5.2            4.3            3.5          1.8         5.3
                                    -----      -----         -----          -----         ------       ------      ------
    Total revenue...............    100.0      100.0         100.0          100.0          100.0        100.0       100.0
                                    -----      -----         -----          -----         ------       ------      ------
Cost of revenue:
  License fees..................     13.5       12.5          14.4           20.2           11.7          6.0         7.8
  Services......................      0.4        0.5           1.6            0.8           20.5          7.5         4.8
  Amortization of purchased
    technology..................       --         --            --             --           40.3         17.3        10.9
                                    -----      -----         -----          -----         ------       ------      ------
    Total cost of revenue.......     13.9       13.0          16.0           21.0           72.5         30.8        23.5
                                    -----      -----         -----          -----         ------       ------      ------
Gross margin....................     86.1       87.0          84.0           79.0           27.5         69.2        76.5
                                    -----      -----         -----          -----         ------       ------      ------
Operating expenses:
  Sales and marketing...........     85.7       72.0          92.7           63.0           93.1         59.0        38.0
  Research and development......     75.2       66.4          83.2           57.0           88.2         49.9        37.8
  General and administration....       --         --            --             --           19.6         14.7        16.6
  In-process research and
    development.................       --         --            --             --          236.3         37.0        39.8
  Amortization of purchased
    intangible assets and
    goodwill....................       --         --            --             --          233.1        102.3        69.6
  Other acquisition-related
    expenses....................       --         --            --             --          140.5          2.4          --
  Stock-based compensation......       --         --            --             --           11.7          5.5         8.5
                                    -----      -----         -----          -----         ------       ------      ------
    Total operating expenses....    160.9      138.4         175.9          120.0          822.5        270.8       210.3
                                    -----      -----         -----          -----         ------       ------      ------
Revenue less direct expenses....    (74.8)%    (51.4)%       (91.9)%        (41.0)%
                                    =====      =====         =====          =====
Loss from operations............                                                          (795.0)      (201.6)     (133.8)
Interest expense and other,
  net...........................                                                              --         (3.0)       (6.7)
Provision for income taxes......                                                              --           --        (7.2)
                                                                                          ------       ------      ------
Net loss........................                                                          (795.0)%     (204.6)%    (147.7)%
                                                                                          ======       ======      ======

                                           WEBGAIN
                                  -------------------------

                                        QUARTER ENDED
                                  -------------------------
                                  OCTOBER 31,   JANUARY 31,
                                     2000          2001
                                  -----------   -----------
Revenue:
  License fees..................      86.8%         87.3%
  Services......................      13.2          12.7
                                    ------        ------
    Total revenue...............     100.0         100.0
                                    ------        ------
Cost of revenue:
  License fees..................       4.1           5.8
  Services......................       8.2           6.9
  Amortization of purchased
    technology..................       9.0           7.1
                                    ------        ------
    Total cost of revenue.......      21.3          19.8
                                    ------        ------
Gross margin....................      78.7          80.2
                                    ------        ------
Operating expenses:
  Sales and marketing...........      46.3          51.7
  Research and development......      28.9          20.1
  General and administration....      15.3          13.6
  In-process research and
    development.................        --            --
  Amortization of purchased
    intangible assets and
    goodwill....................      62.1          48.7
  Other acquisition-related
    expenses....................       0.3           0.3
  Stock-based compensation......      20.6          16.9
                                    ------        ------
    Total operating expenses....     173.5         151.3
                                    ------        ------
Revenue less direct expenses....
Loss from operations............     (94.8)        (71.1)
Interest expense and other,
  net...........................      (5.4)         (2.8)
Provision for income taxes......      (1.4)          2.1
                                    ------        ------
Net loss........................    (101.6)%       (71.8)%
                                    ======        ======



     Our total revenue has increased in each successive quarter since the quarter ended December 31, 1999. Prior to that, our predecessor's revenue remained relatively constant, with fluctuations primarily due to the timing of releases of new versions of existing products and new products. Since the quarter ended December 31, 1999, our revenue has increased due to increased sales resulting from the establishment of our direct sales force, further market penetration of our application construction products, enhanced versions of our existing products and the addition of the TopLink line of business and the StructureBuilder product. To a lesser extent, our revenue has increased due to a significant increase in the number of product maintenance agreements sold related to enhanced versions of our acquired products and new products introduced since December 31, 1999. Immediately prior to the acquisition, our predecessor had approximately $4.2 million of deferred revenue on its books that, in accordance with purchase acquisition accounting rules, was not carried over by us. Had our predecessor continued operating the VisualCafe product line, nearly all of this deferred revenue would have been recognized by April 30, 2000.



     Gross profit has increased in absolute dollars in each of the three most recent quarters, but has decreased as a percentage of revenue when compared to previous quarters. The increase in gross profit in absolute dollars was primarily attributable to the significant increase in revenue that resulted from the scalability of our products, partially offset by the amortization of purchased technology. In the quarter ended January 31, 2001, our cost of services included expenses related to the establishment and growth of our professional services organization. Operating expenses have increased in absolute dollars in each of the three most recent quarters primarily due to increased research and development expenses to introduce new products and enhance existing products, increased selling and marketing expenses associated with the establishment and growth of our direct sales force and marketing organization and increased general and administrative expenses primarily associated with the hiring of key management and other personnel.


     Our limited operating history makes it difficult to predict our future performance, and our quarterly operating results thus are likely to vary from expectations in the future. These variations could result from a number of factors beyond our control, including the following: the size and timing of individual transactions; unexpected delays in introducing new products and services; customers' budget constraints; the mix of revenue from license fees and services; the mix of revenue from direct sales and indirect channels, new product announcements and introductions by us or our competitors; changes in the rapidly evolving application life cycle management software market; our ability to develop, market and manage product transitions; and actual and potential integration costs associated with acquisitions of new technologies or businesses.


     Although we have limited historical financial data, we expect our quarterly operating results to be subject to seasonal fluctuations. For example, quarterly results may fluctuate based on our clients' fiscal year budgeting cycles, deferral of customer orders in anticipation of product enhancements or new products, slow summer purchasing patterns and our compensation policies, pursuant to which we pay commissions to our sales personnel on a quarterly basis.

INCOME TAXES


     Although we have experienced operating losses to date, we recorded an income tax expense of $647,000 for the year ended January 31, 2001. The income tax expense consisted entirely of foreign income taxes.



     Financial Accounting Standards Board Statement No. 109 provides for the recognition of deferred tax assets if realization of the assets is more likely than not. Based upon the weight of available evidence, which includes our historical operating performance and the reported cumulative net losses, we have provided a full valuation allowance against our net deferred tax assets. As of January 31, 2001, we had federal and state net operating loss carryforwards of approximately $5.3 million. These net operating loss carryforwards will expire at various dates beginning in 2008 through 2021, if not utilized. Utilization of net operating loss carryforwards may be subject to substantial annual limitations due to the ownership change limitations provided by the Internal Revenue Code and similar state provisions. See Note 10 of notes to our consolidated financial statements.



LIQUIDITY AND CAPITAL RESOURCES



     Since inception, we have funded our operations primarily through the sale of equity securities and convertible notes payable, through which we have raised net proceeds of $127.8 million through January 31, 2001. As of January 31, 2001, the outstanding principal amount and accrued interest on these convertible notes payable was approximately $39.3 million. All of these notes payable were converted into our equity securities on February 13, 2001. We also borrowed $4.0 million on January 29, 2001, which we repaid on February 22, 2001. Our primary source of liquidity as of January 31, 2001 was our cash and cash equivalents balance of $5.8 million.



     Net cash used in operating activities was $1.2 million for the one month ended January 31, 2000 and $7.5 million for the year ended January 31, 2001. The cash used during these periods was primarily attributable to net losses and increases in operating assets, partially offset by non-cash charges and increases in operating liabilities.

     Net cash used in investing activities was $74.7 million for the one month ended January 31, 2000 and $42.1 million for the year ended January 31, 2001. Net cash used in investing activities for the month ended January 31, 2000 was almost entirely related to the purchase of the predecessor business for $74.7 million. Net cash used in investing activities for the year ended January 31, 2001 was primarily related to the purchase of The Object People for $24.5 million, the $7.5 million cash portion of the ZAT acquisition and the $8.9 million cash portion of the Tendril acquisition, net of cash acquired from these acquisitions of $4.4 million. In addition, we used $4.4 million in cash to acquire capital assets during the year ended January 31, 2001.



     As of January 31, 2001, our principal commitments consisted of obligations of $19.1 million under operating leases. Our commitments for capital expenditures consisted primarily of leasehold improvements and equipment purchases to support our growth and resulting expansion of our infrastructure, for which we expect to incur approximately $12.0 million in the next 12 months.



     We currently anticipate that the net proceeds from this offering, together with our available cash resources and credit facilities, will be sufficient to meet our presently anticipated working capital, capital expenditure and business expansion requirements for at least the next 12 months. However, we may need to raise additional funds within the next 12 months to support additional expansion, develop new or enhanced services, respond to competitive pressures, acquire complementary businesses or technologies or take advantage of unanticipated opportunities. Our future liquidity and capital requirements will depend upon numerous factors, including the success of our existing and new product and service offerings and competing technological and market developments. We may be required to raise additional funds through public or private financings, strategic relationships or other arrangements. There can be no assurance that additional funding, if needed, will be available on terms acceptable to us, or at all.



RECENT DEVELOPMENTS



Stockholder Loans and Warrant



     On January 29, 2001, we borrowed a total of $4.0 million from our stockholders Warburg, Pincus Ventures, L.P. and Warburg, Pincus Equity Partners, L.P. pursuant to two promissory notes. These loans, including accrued interest of approximately $25,000, were repaid in full on February 22, 2001.



     On April 30, 2001, we borrowed a total of $4.0 million from our stockholder Warburg, Pincus Equity Partners, L.P. pursuant to a promissory note. Interest accrues on this note at 8% per annum until its maturity date, September 30, 2001. Following September 30, 2001, if we have not paid the outstanding principal and interest due on the note, Warburg, Pincus has the option to demand payment in full or elect that the interest on any remaining unpaid principal will accrue as follows: until December 31, 2001, interest will accrue at 10% per annum and will increase by 2% on each of March 31, 2002, June 30, 2002 and September 30, 2002, not to exceed 16%. We may pay all or any part of the principal amount and accrued interest on this note before September 30, 2001 without penalty.



     In connection with the April 30, 2001 $4.0 million borrowing, we issued Warburg, Pincus a warrant to purchase up to 117,474 shares of our common stock. The number of shares subject to this warrant will be reduced to 58,737 in the event we repay the loan on or prior to July 1, 2001.



Sale of Series B Preferred Stock



     On February 21, 2001, we sold an aggregate of 2,936,858 shares of our Series B convertible preferred stock to Intel Corporation and Hewlett-Packard Company at a price of $6.81 per share resulting in net proceeds of approximately $19.8 million.

Market and Currency Risk

     The following discusses our exposure to market risk related to changes in interest rates, equity prices and foreign currency exchange rates. This discussion contains forward-looking statements that are subject to risks and uncertainties. Actual results could vary materially as a result of a number of factors including those set forth in the risks factors section of this prospectus.

Foreign Currency Exchange Rate Risk


     We are exposed to foreign currency exchange rate risk inherent in our sales commitments, anticipated sales and assets and liabilities denominated in currencies other than the United States dollar. To date, our foreign exchange gains and losses have not been significant, and we have not instituted any hedging activities. As of January 31, 2000 and January 31, 2001, a hypothetical 10% adverse movement in foreign exchange rates on these exposures would not have had a material effect on our financial position, results of operations or cash flows.


Interest Rate Risk


     Our exposure to market rate risk for changes in interest rates relates primarily to our April 30, 2001 promissory note for $4.0 million to an existing stockholder, which is described above under the heading "Recent
Developments -- Stockholder Loans and Warrant."


RECENT ACCOUNTING PRONOUNCEMENTS

     In June 1998, the Financial Accounting Standards Board released Statement of Financial Accounting Standard No. 133, "Accounting for Derivative Instruments and Hedging Activities," or FAS 133. FAS 133 established the accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. In July 1999, FAS No. 137, "Accounting for Derivative Instruments and Hedging Activities -- Deferral of the Effective Data of FASB Statement 133," or FAS 137, was issued. FAS 137 deferred the effective date of FAS 133 until the first fiscal quarter of fiscal years beginning after June 15, 2000. We expect to adopt FAS 133 effective February 1, 2001. We do not expect the adoption of FAS 133 to have a material impact on our financial position or results of operations since we currently do not invest in derivative instruments or engage in hedging activities.


     In December 1999, the staff of the Securities and Exchange Commission issued Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements," or SAB 101. SAB 101 summarizes certain areas of the staff's views in applying generally accepted accounting principles to revenue recognition in financial statements. We adopted SAB 101 in our fiscal quarter beginning November 1, 2000. We believe that our current revenue recognition policy complies with SAB 101.


     In March 2000, the Financial Accounting Standards Board issued Interpretation No. 44, "Accounting for Certain Transactions Involving Stock Compensation -- an Interpretation of APB No. 25," or FIN 44. FIN 44 clarifies the application of APB No. 25 and, among other issues, clarifies the following: the definition of an employee for purposes of applying APB No. 25; the criteria for determining whether a plan qualifies as a non-compensatory plan; the accounting consequence of various modifications to the terms of the previously fixed stock options or awards; and the accounting for an exchange of stock compensation awards in a business combination. FIN 44 is effective July 1, 2000, but certain conclusions in FIN 44 cover specific events that occurred after either December 15, 1998 or January 12, 2000. The application of FIN 44 has not had a material impact on our financial position or our results of operations.

     In recent meetings, the Financial Accounting Standards Board, or FASB, has proposed a non-amortization approach to goodwill as part of its project on business combinations. Under the proposed approach, purchased goodwill would not be amortized. Rather, goodwill would be reviewed for impairment when certain events indicate that the goodwill of a reporting unit is impaired. The FASB's new goodwill model would apply to goodwill arising from acquisitions completed after the effective date of a new standard, and also to goodwill previously recorded, such as that recorded by us through January 31, 2001. In the event that these proposals are approved, at the date of adoption of the new standard, no additional amortization would be recorded for goodwill arising from purchases.

                                    BUSINESS

OVERVIEW


     We provide software that enables enterprises to rapidly create and continuously improve their eBusiness software applications. Our software products and related services provide a solution that allows an enterprise to effectively manage the life cycle of an eBusiness application. Our solution also allows enterprises to align their information technology efforts with their business strategies and create eBusiness applications that meet rapidly changing business needs.



     We began operations in January 2000 after acquiring the VisualCafe product line from Symantec Corporation. Since then, as part of our business strategy, we have made a number of strategic acquisitions. As a result of these acquisitions, we acquired technology and services that we have further developed to expand our product and service offerings. This has allowed us to create an integrated suite of products that is comprised of VisualCafe, StructureBuilder, TopLink, Application Composer and Quality Analyzer, to offer a comprehensive, end-to-end solution for application life cycle management.



     We license our software products and sell our services worldwide through our direct sales force and also indirectly through independent software vendors, systems integrators, distributors and other channel partners. Our products have been deployed by more than 150 of the Fortune 500 companies encompassing a variety of industries, including banking and finance, manufacturing, retail, technology, telecommunications and transportation.


INDUSTRY BACKGROUND

     To address an increasingly competitive environment, enterprises are adopting recently developed Internet technologies throughout their organizations to improve communications and transact business with their customers, suppliers, partners and employees. The migration of commercial marketplaces, corporate communication and information management to the Internet and intranets has resulted in the operating model known as eBusiness. eBusiness enables enterprises to reduce operating and administrative costs, increase revenue and improve working capital management. eBusiness also allows enterprises to provide better customer service as well as enter new markets and business partnerships more easily. Forrester Research estimates that 93% of firms expect to transact business over the Internet by 2002. Enterprises are spending heavily to develop the eBusiness infrastructure to communicate and transact business effectively.

     To keep pace in the dynamic eBusiness environment, enterprises must effectively manage, implement and rapidly change the way they conduct business. Underlying every enterprise's fundamental business strategies is a set of enabling software applications. Enterprises rely heavily on their software applications to support their business activities and must continually modify their software applications to achieve their strategic objectives. Developing software applications is often time consuming, error-prone and expensive due to lengthy implementation cycles, unavailable technical skills and rapidly changing technology. In the eBusiness era, the speed at which enterprises can develop and deploy new applications to adjust to a rapidly changing business environment is key to being competitive. The enterprise no longer has months or years to build eBusiness applications but rather, has only weeks.


     In order to meet the demands of eBusiness, enterprises have been adopting platforms and languages such as Java and C++. In particular, the Java programming platform is increasingly being used for eBusiness software development due to a number of significant advantages. For example, Java is extremely portable because it allows developers to create applications that can run on most major computer systems. Java is also an industry standard that is accepted and supported by numerous computer hardware and system vendors. Additionally, Java integrates well with other advanced and emerging technologies such as extensible mark-up language, or XML, wireless mark-up language, or WML, and unified modeling language, or UML, among others.

Need for an Integrated Development and Deployment Environment


     Enterprises increasingly seek a comprehensive application development and deployment environment for managing the life cycle of a software application. The life cycle of a new software application typically consists of designing, developing, deploying and integrating the new application. According to IDC, the worldwide market for application life cycle management products is expected to grow from approximately $5 billion in 1999 to $9 billion by 2004. Enterprises require an easy-to-use facility that enables developers and business users alike to create, maintain and modify eBusiness applications. Traditionally, individual development products have been designed for single usage, which does not allow users to take advantage of a comprehensive development process. As a result, many enterprises are looking for comprehensive solutions that provide an environment that can accommodate the design, development, deployment and integration of applications in an iterative manner.


Component Approach to Building Applications


     Not all eBusiness applications will be created by programming functionality from start to finish. In fact, there is a large demand to use existing software components to build finished applications. The reusability of these components has resulted in a growing industry for the purchase and sale of components, which allows developers to build finished applications via component assembly. IDC estimates that the market for software components will grow from approximately $516 million in 1999 to approximately $2.74 billion by 2004. Component assembly allows for significant acceleration and cost reduction in application development. Three key factors driving the acceptance of component application development are the ability to integrate pre-built components, the ease of the development process and the range of functionality that is available to users. While component assembly is faster than developing an application from the beginning, it can be a complex process to integrate and maintain software components in a useful and working fashion.


Need for an eBusiness Application Solution for All Developers


     Currently, 51% of Web applications are developed using Java, according to a recent Cutter Consortium survey published in e-Business: Trends, Strategies and Technologies. However, the shortage of Java developers and the inability of others within IT departments to participate in the development of those applications are key impediments to enterprises building eBusiness applications. Enterprises require a means to reduce the complexity of Java to make it more readily available to a wider audience of developers and IT analysts. In today's environment, enterprises need an application development and deployment solution to increase productivity and help train new developers in Java. In addition, many non-Java developers will need an easy-to-use development environment that allows them to build and deploy eBusiness applications without possessing a knowledge base of Java. According to IDC, in 2000, there were over 13 million Visual Basic, C and C++ and COBOL developer seats worldwide. An automated design, development and deployment solution created to simplify and integrate these technologies would allow better access to and adoption of these important industry standards for non-Java users.


Evolving Enterprise Application Server and Java Standards


     Currently, most eBusiness applications are primarily built to reside on application servers such as BEA Systems' WebLogic Server, Hewlett-Packard's Bluestone, IBM's WebSphere and Sun Microsystems' iPlanet. Each application server implements the Java standard in different ways. As a result, developers require an integrated development and deployment environment that insulates them from the particular nuances of different application servers. Likewise, Java is an evolving industry standard that continues to change over time by incorporating new and better ways to implement certain functions. Developers need a development environment that shields them from changes to these standards and allows them to efficiently design, develop, deploy and integrate applications.

Emergence of Web Services


     We believe that there is an increasing interest in the standardization of Web services as components to be assembled into finished eBusiness applications. Web services provide users with functionality in the form of application components that are available across the Internet. The standardization of Web services is facilitated by the adoption of XML standards. Assembling these XML-based Web services into a complete application requires products that can locate, read and understand many Web services simultaneously. These products will need to integrate Web services, business logic and custom Java code into finished eBusiness applications. This modular approach enables applications to be created quickly and modified easily.


Existing Technology Investments Need to be Leveraged


     Enterprises have already invested significantly in technology that is not based on Java. As a result, new eBusiness applications must be able to connect to and access existing databases and systems. In addition, eBusiness applications that extend the enterprise beyond its normal boundaries need to access existing databases and systems in order to fully integrate with trading partners and to provide customers with the highest level of service. Integration with existing databases and systems is also key to the rapid development and deployment of eBusiness applications.


Limitations in eBusiness Application Life Cycle Management

     Enterprises face a number of limitations that inhibit their ability to efficiently manage their eBusiness applications. These limitations include:

     - lack of an integrated development and deployment environment;

     - shortage of developers who are proficient in Java;

     - multiplicity of enterprise application server and Java standards;

     - complexity in harnessing Web services and existing software components for application development; and


     - inefficient use of existing applications and platforms.


THE WEBGAIN SOLUTION


     Our software products and related services provide a solution that allows enterprises to align their information technology efforts with their business strategies and create eBusiness applications that meet rapidly changing business needs. By providing an integrated set of products and related services, our solution allows eBusiness applications to be completed within the demanding timelines of the competitive eBusiness environment. Furthermore, our solution allows our customers to build these applications utilizing elements of their existing technology infrastructure such as databases and application servers, among others.

     Our solution is used to manage the application life cycle in demanding and transaction-intensive environments. Our customers include some of the largest and most technically oriented enterprises in the banking and finance, telecommunications, retail, manufacturing and transportation industries. Key features of our solution include:


     - Integrated Application Development and Deployment Environment. Our application life cycle management software improves the quality and accuracy of eBusiness applications and components by providing software design solutions that flow through all stages of the application life cycle. This allows developers to instantaneously assess and modify the results of their work. Our products also provide a seamless and integrated environment. For example, if a person visually creates a design of an application, the software code required to deploy that design into production is generated simultaneously and automatically. The quality of this software code can be easily maintained and checked throughout the development and deployment process. A developer can also simultaneously check for and correct errors, also known as debugging, in the software code and test it to run in the production environment without disrupting the existing application.



     - Automated Process. Our application life cycle management software automates many of the tedious aspects involved in enterprise software development and is tightly integrated with many of the leading application servers. Our solution incorporates a rich layer of development aids based on what an application server requires to deploy an application. Developers do not need to waste time on mundane configuration tasks that would otherwise be required. The automation and tight integration make developers more productive and allows enterprises to efficiently and effectively address their development requirements.


     - Easier Assembly of Software Components. Our rapid, visual application assembly solution helps enterprises achieve their required and desired business functionality by combining existing and new components into finished eBusiness applications. Our solution offers an easy-to-use interface that allows developers to rapidly integrate components without having to learn the complexities of Java. In addition, our solution enables enterprises to reuse their existing components and easily define and integrate the interaction among these components.


     - Flexibility to Support Java and Other Platforms. Our solution builds applications based upon Java and XML. In addition, our solution is capable of evolving to accommodate future developments in the Java platform or other types of standards being developed for eBusiness.


Benefits to Our Customers

     We believe our solution has significant advantages over most traditional solutions and provides the following benefits to our customers:

     - Alignment of eBusiness Applications with Business Strategy. Our integrated and automated development process allows for continuous enhancement and modification of eBusiness applications. This enables our customers to efficiently and accurately implement their business strategies and adjust them with the evolving market needs. The alignment of eBusiness applications and business strategy allows our customers to better compete within their markets.


     - Rapid Time to Market. Our solution allows our customers to rapidly design, develop, deploy and integrate applications that meet the demanding requirements of eBusiness. With our solution, applications that take months to develop with traditional solutions can be completed within weeks. It also allows our customers to rapidly change their existing applications. As a result, our customers can capture market opportunities and achieve their revenue objectives faster. In addition, our customers can quickly redeploy their personnel on new projects, which results in significant cost savings.

     - Enhanced Reliability. eBusiness applications built using our solution are able to support thousands of concurrent transactions. Those applications enable enterprises to add new end users without the need for writing new software programs.



     - Increased Productivity and Expansion of Developer Universe. Using our development process, developers and IT professionals can significantly improve their productivity. In addition, to address the shortage of qualified Java developers, our solution enables non-Java developers to assemble and deploy eBusiness applications, expanding the eBusiness application developer universe.



     - Leverage of Existing Technology Investments. We have designed our application life cycle management software to support application deployment on many of the leading operating systems, databases and application servers. This enables our customers to use our software with their existing technology infrastructure. The integration capabilities of our software allow applications to be easily and transparently connected into existing databases and systems. Our platform-independent solution allows the standardization of the application development process across the enterprise. Our solution enables enterprises to reuse their existing investments in components.


THE WEBGAIN STRATEGY


     Our objective is to be the leading application life cycle management software provider that enables Global 5000 enterprises to fully engage in eBusiness opportunities. The key elements of our strategy are described below.


Maintain and Extend Our Product Leadership


     We intend to maintain and extend our leadership in application life cycle management software through continued investment in research and development and potential acquisitions of complementary technologies or businesses as well as upgrades of our current products and introductions of new products. In addition, we intend to leverage our strong relationships with developer communities as well as our industry knowledge and expertise to ensure that we maintain our product leadership. For example, we plan to expand our product offerings to incorporate a business requirements solution that will enable a business user to translate business logic into Java code.


Target Global 5000 Enterprises as Customers


     We intend to target Global 5000 enterprises as customers. We believe that these organizations will both benefit from our application life cycle management software solutions and provide us with strong customer references, which will help us create a relatively stable customer base. In addition, these organizations have demanding software application requirements and will therefore use our products rigorously, assisting us in continually designing a more robust and competitive solution. As these enterprises expand their eBusiness initiatives, we intend to expand our direct sales force and our indirect sales channels, such as independent software vendors, systems integrators, distributors and other channel partners, to identify and market our products to those companies. We have already sold our products to numerous Global 5000 enterprises in various industries. In some cases, as specific industries evidence stronger demand for our products, we may devote resources to develop more industry-specific programs to address their needs.


Partner with Leading Services and Technology Companies


     We will continue to enter into strategic relationships with leading services and technology companies. We have existing relationships with BEA Systems, Hewlett-Packard, IBM, Intel and iPlanet, a Sun Microsystems-Netscape alliance. Our partners may include our products with their offerings, cross-license technologies and engage in co-marketing activities. We plan to extend our relationships with these partners and to establish relationships with additional partners to supplement our direct sales efforts and our consulting capabilities. We also intend to extend existing partnerships and enter into new technology partnerships to ensure that we remain on the forefront of developments in eBusiness software technologies.



Expand Our Market Presence in Application Life Cycle Management Software



     We will continue to expand our market presence and to promote Java and component technologies for application life cycle management software. We intend to hire additional direct sales personnel to sell to Global 5000 enterprises and to grow our sales offices in strategic domestic and international markets. We also plan to complement our direct sales force by increasing our telesales efforts in order to effectively use the telephone and Internet for product demonstrations, sales and customer service, complementing our direct sales force. In addition to marketing through our partnerships, we also intend to increase our brand awareness by marketing through both Internet-based and traditional advertising media, as well as through prominent participation in trade shows, industry conferences, seminars and other events.


Support Web Services

     We plan to add the capability to create applications as Web services and to assemble applications from a collection of Web services. We expect our application construction suite to provide an automated environment to allow users to create and package application code into Web services that are deployed to a server. In addition, users will be able to search for Web services and connect them into a new application or component.

Leverage Our Professional Services Capabilities

     We will continue to accelerate the adoption of our products by providing professional services to help our customers implement and customize our products in their enterprises. We currently provide our customers with a wide range of services, including consulting, education, implementation and customer support. We plan to increase our partnerships with systems integrators, allowing them to provide professional services to implement our products in Global 5000 enterprises, so that we can focus on strengthening our software technology leadership. We believe that growing our professional services capabilities will enable us to have greater control over customer relationships and provide an effective feedback mechanism to address our customers' evolving needs.

WEBGAIN PRODUCTS


     Our software products automate the design, development, deployment and integration of eBusiness applications and components into a seamless process, which enables enterprises to effectively manage their eBusiness application life cycle. To date, our software includes the following products that address application life cycle management:



                                     APPLICATION
       WEBGAIN SUITE              LIFE CYCLE PHASE                           DESCRIPTION
----------------------------  -------------------------  ---------------------------------------------------
STUDIO STANDARD               Design, Development and    Integrated suite of products that includes
                              Deployment                 StructureBuilder, VisualCafe and Quality Analyzer
                                                         products; also offers XML management and HTML and
                                                         JSP authoring capabilities
STUDIO PROFESSIONAL           Design, Development,       Enhances Studio Standard suite by adding TopLink
                              Deployment and             product
                              Integration



      WEBGAIN PRODUCT
----------------------------
STRUCTUREBUILDER              Design                     Creates visual-based design of an eBusiness
                                                         application and simultaneously generates software
                                                         code
VISUALCAFE                    Development and            Translates the design and builds it into an
                              Deployment                 eBusiness application
                                                         Checks for and corrects errors; tests eBusiness
                                                         applications and deploys them into production
QUALITY ANALYZER              Development                Enhances quality of software code and optimizes
                                                         performance of deployed eBusiness application
TOPLINK                       Integration                Integrates eBusiness applications with existing
                                                         data sources
APPLICATION COMPOSER          Development and            Assembles components into deployable eBusiness
                              Deployment                 applications
------------------------------------------------------------------------------------------------------------



     The market for our software products is characterized by rapid technological change and evolving industry standards. We periodically upgrade existing versions of our products and seek to develop new products that meet the technological advances in the marketplace and conform to prevailing industry standards. In addition, we may, from time to time, rebundle our existing products into new or different product suites or rename existing products or product suites.

WebGain Studio: Standard and Professional Editions

     WebGain Studio is a standards-based, browser-to-server-to-database solution for designing, developing, deploying and integrating eBusiness applications. Studio addresses all the required pieces of creating an eBusiness application. The different areas of a typical eBusiness application built using Studio are illustrated below.

[WEBGAIN STUDIO GRAPHIC]


     Studio Standard Edition includes StructureBuilder, VisualCafe and Quality Analyzer. Additional capabilities within Studio Standard include continual code verification, validation, testing and optimization; XML creation, validation and management; and Web page authoring. Studio Professional adds TopLink, enhanced templates for the development of database mappings, as well as the additional capabilities of Studio Standard.


WebGain StructureBuilder

     StructureBuilder provides flexibility in the design of an eBusiness application, because it allows a developer to build eBusiness application code from a diagram or build a diagram from eBusiness application code. This flexibility enhances the quality of the application by keeping eBusiness application code and diagrams synchronized.

     StructureBuilder's technical benefits include:


     - use of unified modeling language, or UML, to describe logical programming methods such as activity, state, class, sequence and use-case functions that are harmonized with the source code;


     - Enterprise Java Bean, or EJB, creation, configuration and deployment capabilities from the designs;

     - quality code analysis throughout the application development process;


     - XML metadata interchange bridging, or XMI bridging, that integrates diagrams from other UML modeling products into StructureBuilder diagrams, which then can be deployed to an EJB server;


     - automatic documentation generation with hypertext markup language, or HTML, links; and

     - full integration of all products within WebGain Studio Standard and Professional Editions.

WebGain VisualCafe


     VisualCafe is an integrated development environment for eBusiness applications. The first version of VisualCafe was introduced to the market in 1995. VisualCafe provides rapid application development with various easy-to-use utilities and templates for quickly generating and deploying application code, while checking for and correcting errors prior to deploying an eBusiness application into production. VisualCafe meets both the client- and server-side development requirements of our customers.


     Technical benefits of VisualCafe on the client side include:

     - an integrated application browser, compiler, editor, debugger and development kit for configuration of Java that facilitates the development and deployment of Java code;

     - servlet development, debugging and deployment for writing client-side business logic on an application server; and

     - Java Server Page, or JSP, support for development of Web sites and dynamic rendering of JSPs onto the application server itself.

     Technical benefits of VisualCafe on the server side include:

     - creation and validation of EJBs;

     - targeted or generic EJB deployment to application servers;

     - advanced application error checking for faster and more efficient code debugging;

     - technology that is compatible with the most recent Java developer's kit; and

     - integrated start-up and shut-down for application servers for accelerated EJB deployment.


WebGain Quality Analyzer



     Quality Analyzer is a suite of products that assesses software code and makes recommendations to application developers on how to improve the quality and optimize the performance of the software code.



     Technical benefits of Quality Analyzer include:



     - the ability to evaluate software code for style, programming errors and performance weaknesses against a set of standard Java principles and coding practices;

     - links between audit results and software code for quick error checking and fine-tuning;



     - metrics to calculate the complexity and quality of portions of software code to enhance software processes and improve testing and maintenance resources;



     - performance recommendations; and



     - an open application interface that makes it possible to integrate third party software solutions as well as create custom quality and performance-based rules.



WebGain TopLink


     TopLink provides data integration for eBusiness applications. TopLink facilitates integration by bridging the gap between objects within an application and various databases and data sources. As a result, developers can integrate existing and legacy data investments with new eBusiness applications.

     Technical features of TopLink include the ability to:

     - eliminate the need to know database-specific application code;

     - remove legacy coding from the application development phase;

     - make eBusiness applications more portable and less costly to maintain;

     - facilitate seamless integration with several relational database technologies; and

     - provide a framework that allows objects to be transparently stored in non-object data sources.

WebGain Application Composer

     Our Application Composer product enables components to be assembled and deployed into new eBusiness applications. Application Composer provides rapid and accurate assembly of components into finished applications, which reduces time to market. It also increases productivity, which reduces engineering costs. Additionally, Application Composer enables increased usage by a wider audience of developers in addition to Java developers, which reduces the cost to retrain an enterprise's IT development staff.

     Technical features within Application Composer include:

     - a user interface designed to accommodate programmers who are not familiar with the complexities of Java;

     - a live component editing utility that enables a user to see how the reuse or redeployment of Application Composer-assembled components will affect the application in real-time; and

     - deployment templates that target and deploy assembled components onto application servers.

     The following graphic illustrates how WebGain Application Composer can take components from a variety of distributed sources and assemble those components into finished eBusiness applications.

               [WEBGAINS COMPONENT ASSEMBLY CAPABILITIES GRAPHIC]

Additional Features

     WebGain Studio Standard and Studio Professional integrate Macromedia's Dreamweaver Ultradev, which enables a developer using our products to author and edit HTML code and see the results graphically and immediately.

WEBGAIN TECHNOLOGY


     Our application life cycle management software incorporates leading standards and platforms, including Java, UML, object-relational data integration and XML, among others. These technologies allow us to provide a comprehensive solution for designing, developing, deploying and integrating eBusiness applications.


Java and Component Technologies

     Our solution is based on designing, developing, deploying and integrating Java and component-based technologies. Java and component-based technologies are based on an object-oriented framework that can provide easy portability among platforms.


     Sun Microsystems, the inventor of Java, created the J2EE specification to address enterprise deployments of large, robust, mission-critical applications written in the Java programming language. Software vendors such as BEA Systems, Hewlett-Packard, IBM and iPlanet, a Sun Microsystems-Netscape alliance, have developed commercial application servers that host EJB applications. EJBs make up the primary element of the Java 2 Enterprise Edition, or J2EE, specification and describe the standard for building server-side Java components.



     To build an effective EJB application, a developer must address two main areas of engineering. The first is the client-side of the application, which addresses the user-interface and communications with the servlet container. A servlet container on the server holds Java technologies used to develop the content for the client-side of the application. Therefore, the client-side portion of our application life cycle management software addresses what the end user sees.



     The second area of engineering is the server-side of the application, which is typically more complicated than the client-side. The server-side portion of our application life cycle management software provides the development, deployment and integration of EJBs on the application server. Our solution addresses: the design and development of EJBs; the Java Application Repository, which is used to deploy Java code to the application server; the EJB container, which holds the EJBs and defines the application's business purpose; and the object-relational data mapping and integration runtime architecture.



     Our software automates the different elements of application development into a single process that enables applications to run seamlessly on J2EE application servers. Without our solution, EJBs can be difficult to develop because they require many elements to be customized by the developer. Similarly, EJBs are challenging to deploy and more difficult to check for errors when working with an enterprise-class application server. Our application life cycle management software simplifies all these tasks and provides considerable productivity improvements by providing EJB features and tight integration with the leading EJB application servers.


UML

     UML consists of a set of interrelated diagrams of the various parts of an application. Examples of these diagrams include: an activity diagram, which describes the business process or activity to be defined; a class diagram, which lists a group of items with similar attributes and behavior; a use-case diagram, which is a description of a scenario by the user that communicates the user's requirements to the development team; a sequence diagram, which provides a dynamic view of the application; and a deployment diagram, which shows the actual hardware required to implement the application.

     Developers need UML for two very important reasons. First, UML provides a blueprint for developers so they know exactly what they need to build and for project managers so that they can estimate the cost of a given project. Secondly, UML facilitates communication between technical developers and business users. UML allows developers to gain a firm understanding of the requirements that the business users have for the application being built.


     Our application life cycle management software uses UML to build application models that simultaneously generate EJB code. By using a variety of visual diagrams, developers and business users can automate the production of EJB code. Business users can continue their involvement in the development process by reverse engineering a UML design from EJB code that has been customized. They can also visually inspect the program flow using diagrams to verify that the application actually performs the desired business functions. Our implementation of UML for Java is the enabling technology that allows us to automate each step of designing, developing, deploying and integrating eBusiness applications.


Data Integration


     Virtually all major enterprises have a relational database with essential application data to which their eBusiness applications need seamless access. Because Java and relational database technologies are not directly compatible, the deployment of an eBusiness application onto a J2EE server creates the need to integrate these applications into relational databases.



     The data integration component of our software products allows data from EJBs to be stored in relational databases transparently to the user while the application is running. Our application life cycle management software addresses several key technology requirements to accomplish this. First, we modified the EJB domain model so that Java developers are shielded from relational database programming. For example, developers no longer need to know how to save and restore data and coding structured query language, or SQL, in domain classes. Second, we incorporated a sophisticated, object-level querying of the database into our software, which allows querying at the Java object level rather than through SQL queries. Third, we developed container- and bean-managed persistence to allow objects and components to dynamically continue from when they leave the Java domain and enter the relational database world. Just-in-time database reads and object-level transactions were also incorporated as they are important features in object relational data integration.

XML


     Our application life cycle management software is also compatible with extensible markup language, or XML. XML is a markup language designed to identify structured information in free-formatted documents, as defined within a document type definition, or DTD, or an XML schema definition. Structured information contains both content, such as words and pictures, as well as some indication of what role that content plays. Content in a section heading may have a different meaning from content in a footnote or content in a figure caption or database table. For example, content in a section heading may refer to a customer order number while content in a table may refer to an order line item. Almost all documents have some structure, and building and editing DTDs and XML schemas is increasingly becoming a critical part of eBusiness application development in order for enterprises to be competitive. The XML specification defines a standard way to add markup to documents and therefore provides a common interchange for sharing data with multiple entities over the Internet. XML is not only the de facto data format standard for the presentation of information over the Internet, it is also growing into the de facto data source for the Internet, evolving into a database format of standardized Web information.


     We provide XML creation, validation, conversion and management capabilities. Our support of XML-based deployment descriptors simplifies the deployment process of XML to application servers, allowing developers to work more efficiently.

PROFESSIONAL SERVICES


     Our professional services focus on the implementation of our application life cycle management software for our customers as well as support and training of our customers in the use of our products. Our professional services staff is located in the United States and in Europe. As of April 30, 2001, our professional services group consisted of 72 employees.


     We plan to extend our existing relationships and enter into new partnerships with systems integrators, allowing them to provide professional services to implement our products in Global 5000 enterprises. Meanwhile, we plan to continue to expand our professional services organization to address our customers' evolving eBusiness needs.

     Our professional services offerings include:

     Education. Our education courses, developed and taught by our education services personnel, offer hands-on, role-based training. The primary goals of these courses are to accelerate a customer's learning process, so our customers can become proficient in our technology as quickly as possible. We offer courses at our offices as well as customer locations. We provide courses specifically designed for developers, and we also can customize training courses for customers with unique educational requirements.

     Technical Support. Our customers have direct access to technical support. We offer problem resolution services via telephone, e-mail, facsimile and the Internet to ensure rapid response. This technical support delivers the responsive service required by business managers, IT professionals, systems integrators and independent software vendors to support mission-critical systems. In addition, our Web site offers technical support on specific technical issues, interactive searches for relevant cases, status updates on open technical support inquiries, product documentation and release notes, tutorials and product use examples and other materials of use to our customers.


     Consulting Services. Our consulting services group works closely with our customers to enable them to develop solutions using our application life cycle management software. When requested, our consultants assist our customers on a variety of consulting engagements, including systems design, project planning and management. Customers benefit from the experience, practical development and project skills that we have derived from working on a wide range of eBusiness applications across many industries.


CUSTOMERS AND MARKETS


     Our customers include enterprise end users as well as resellers and distributors. We have more than 1,000 customers and end users representing a wide spectrum of industries, including banking and finance, manufacturing, retail, technology, telecommunications and transportation. Our top ten customers, seven of which were resellers and distributors, accounted for approximately 42.9% of our total revenue during the year ended January 31, 2001. One distributor, Ingram Micro accounted for approximately 11.7% of our total revenue during the year ended January 31, 2001. Customers, resellers and distributors of our products are some of the largest global enterprises and most innovative technology developers, including BEA Systems, Corporate Software & Technology, EMC Corporation, Freddie Mac, Global Commerce Systems, Hewlett-Packard, Ingram Micro, Oppenheimer Funds, Sabre, SoftBank, Software House International and Software Spectrum.



     We market our products and services internationally through sales offices in Europe and Asia and through distributors and other channel partners. Revenue from customers outside of the United States contributed approximately 27.0% of total revenue for our predecessor, and approximately 24.0% of our total revenue for the year ended January 31, 2001.


STRATEGIC RELATIONSHIPS

     The establishment of strategic relationships and business alliances is an important part of our strategy. We expect these relationships to enhance our technology and product offerings, broaden our market presence and help us reach new geographic and vertical markets. Our efforts include building and maintaining significant working relationships with leading technology vendors, systems integrators and channel partners. We believe this will contribute considerably to our success by allowing us to benefit from their industry expertise, business relationships and sales and marketing resources.

     Our strategic relationships include:


     - Leading Technology Vendors. Technology vendors that we have relationships with include BEA Systems, Hewlett-Packard, IBM, Intel Corporation and iPlanet, a Sun Microsystems-Netscape alliance. Our technology vendors may incorporate or bundle our products and services with their offerings, cross-license technology, participate in cooperative marketing relationships and exchange development plans and strategic directions. For example, our agreements with BEA Systems, Hewlett-Packard and iPlanet provide us with access to their application server software so we can optimize our products for their application servers. These relationships allow us to enhance our technology and product offering and broaden our market presence.



     - Systems Integrators. We have established strategic relationships with a number of systems integrators such as Arthur Andersen and Cap Gemini. These system integrators implement our products and often assist us with sales lead generation. For example, our agreement with Cap Gemini provides that Cap Gemini may endorse our software as a preferred Java development solution and recommend that their customers select our products. In addition, we have trained Cap Gemini consultants in the use and implementation of our products. These relationships also enable us to maximize the effectiveness of our service organization and shorten solution implementation time. In addition, by utilizing the systems integrators' expertise, we can more effectively and rapidly build custom solutions for vertical markets.



     - Channel Partners. We also market our products through various channel partners that distribute our products to resellers, including Ingram Micro, Tech Data Product Management, Inc. and Digital River, Inc. These relationships allow us to leverage the industry expertise of our channel partners, to deliver solutions that accelerate our penetration in key markets.


SALES AND MARKETING


     We license our software products and sell our services through a direct sales organization as well as independent software vendors, systems integrators, distributors and other channel partners. As of April 30, 2001, we employed 145 sales and marketing personnel worldwide. We plan to increase the size of our sales and marketing organizations, adding personnel focused on expanding both direct and indirect sales channels as well as increasing market awareness of our company and our products.


     Our sales strategy targets Global 5000 enterprises. We typically approach both business and IT professionals with an integrated team from both our sales and professional services groups. Our sales cycles typically include a demonstration and physical evaluation of our product capabilities, followed by one or more detailed technical reviews. These cycles typically last a period of three months.


     We use a variety of marketing programs to build market awareness of our company, our brand name and our products, as well as to attract potential customers. These programs include advertising, product and strategy updates with industry analysts, public relations activities, direct mail programs, seminars, trade shows, Internet seminars and Web site marketing. In addition, we plan to conduct telemarketing activities in the future. We have developed co-marketing agreements with our software and hardware partners such as BEA Systems and Hewlett-Packard and with systems integrators such as Cap Gemini to expand market awareness of our solution and to generate sales leads. Our marketing organization also supports sales to prospective customers through the creation of marketing materials such as brochures, data sheets, white papers, presentations and demonstrations.


RESEARCH AND DEVELOPMENT


     We believe our future success will depend in part on our ability to enhance our solution, to develop new products and to capitalize on our technology leadership. Our research and development efforts are focused primarily on enhancing our core technology and existing products, developing new software products, product architectures and core technologies, product testing, quality assurance, technical documentation and ensuring the compatibility of our products with different hardware and software platforms. Research and development expenses, excluding charges for purchased research and development and stock-based compensation, were $16.0 million for the year ended December 31, 1998 and $12.8 million for the year ended December 31, 1999 for our predecessor, and $597,000 for the one month period ended January 31, 2000 and $14.6 million for the year ended January 31, 2001 for us.


     Members of our research and development group have extensive experience in application development, enterprise applications and Internet technologies. We organize our research and development staff into discrete engineering teams responsible for specific products in each phase of the application development life cycle. Our software development approach consists of a well-defined methodology that provides guidelines for planning, controlling and implementing projects. We employ a frequent build process that increases the collaboration, communication and accountability of all software development team members individually and collectively. Our engineering teams work closely with our quality assurance organization in an effort to ensure quality product releases.

     Our future success depends largely on our ability to continue enhancing existing products and to develop new ones that reinforce our competitive position and our value proposition to customers. We have made and will continue to make substantial financial and organizational investments in research and development. Extensive product development input is obtained through customer feedback by monitoring evolving user requirements and by evaluating competing products. Our research and development group incorporates the input of our professional services and sales and marketing groups to extend and enhance our product features and the functionality of our products.

COMPETITION


     The application life cycle management software market is new, rapidly evolving, highly competitive, subject to technological changes and significantly affected by new product introductions and other market activities by industry participants. We expect the competition in this industry to persist and intensify in the future.



     We currently compete or could potentially compete with companies developing partial or complete application life cycle management software across several different sectors. These companies include:


     - developers of Java integrated development environments such as Oracle Corporation, Borland Software, IBM and Sun Microsystems;

     - application modeling vendors such as Rational Software and Microsoft Corporation;

     - developers of data integration software such as IBM and Thought, Inc.;
       and

     - providers of application assembly products such as IBM and Bowstreet.com, Inc.

     We believe that the principal competitive factors in our markets are:

     - complete software solution for rapid application development;

     - responsiveness to business and technical changes;

     - product features;

     - use of standards-based technology;

     - ease of integration with customers' existing computing infrastructure;

     - ease of use for IT professionals and other business persons;

     - quality of support and professional services;

     - price; and

     - company reputation.


     We believe that we compete favorably in each of these areas and that our application life cycle management software has more functionality and is easier to implement than our competitors' products. In addition, our application life cycle management software makes significant use of XML and data integration technology and supports a wider range of deployment platforms. We plan to continue to focus on developing an integrated suite of products that offers a comprehensive solution as opposed to some of our larger competitors who provide more individual products that individually may not provide comprehensive, end-to-end development solutions.

INTELLECTUAL PROPERTY


     We seek to protect our brand and our other intellectual property through a combination of copyright, trade secret and trademark laws, confidentiality procedures and contractual provisions. In addition, we have filed patent applications to protect certain of our intellectual property. It is possible that the patents that we have applied for, if issued, or our potential future patents may be successfully challenged or that no patents will be issued from our patent applications. It is also possible that we may not develop proprietary products or technologies that are patentable, or that patents issued to us may not provide us with any competitive advantages, or that the patents of others will harm our ability to do business. We also enter into confidentiality agreements with employees and consultants and attempt to restrict access to proprietary information on a need-to-know basis. Despite such precautions, unauthorized third parties may be able to copy aspects of our products or obtain and use information that we consider proprietary.



     TopLink(R) is our registered trademark in the United States. This registration issued on December 29, 1998 and will remain in effect until December 29, 2004, assuming no petition to cancel is filed. It can be retained after that date if we file a declaration with the Patent and Trademark Office. After that, the registration will remain effective until December 29, 2008, and may be renewed. We own trademark and/or service mark applications in the United States and other countries for our marks WebGain(TM), W Design(TM), Turning E-Concepts into E-Business in Web Time(TM) and WebGain Studio(TM), and WebGain E-Commerce Studio(TM), but cannot predict if or when we will receive registrations for these marks. We are also using various other trademarks and service marks for which no applications have been filed.



     Trademarks, trade names and service marks of other companies appearing in this prospectus are the property of the respective holders. Our use or display of other parties' trade names, trademarks or service marks is not intended to and does not imply a relationship with, or endorsement or sponsorship of us by, the trade name or trademark owners.



     We license our software products to third parties through a variety of methods. In many cases, we license our software products pursuant to shrink-wrap licenses, licenses that are agreed to by end users as part of the product installation or licenses that are agreed to before a product can be downloaded from the Internet. None of these types of licenses are negotiated, and each of these licenses is effective upon some affirmative act by the licensee rather than a formal signature. In addition, we enter into formal license agreements with many of our customers, the terms of which may vary from customer to customer. These measures afford only limited protection. Policing unauthorized use of our products is difficult and we are unable to determine the extent to which piracy of our software exists. In addition, the laws of some foreign countries do not protect our proprietary rights as well as United States laws.


     Other companies, including our competitors, may have or obtain patents or other proprietary rights that would prevent, limit or interfere with our ability to make, use or sell our products. We cannot be certain that our products do not and will not infringe issued patents or other proprietary rights of others. We may be subject to legal proceedings, including claims of alleged infringement by us of the intellectual property rights of third parties. In the event a successful claim of infringement is brought against us and we fail to or are unable to license the infringed technology on commercially reasonable terms, our business and operating results will be significantly harmed.

     In addition, litigation may be necessary to enforce our intellectual property rights, to protect our trade secrets or to determine the validity and scope of the proprietary rights of others. Any litigation could result in substantial costs and diversion of management and other resources with no assurance of success and could seriously harm our business and operating results.

EMPLOYEES


     As of April 30, 2001, we had 400 employees. Of these individuals, 126 were in sales, 19 were in marketing, 124 were in research and development, 72 were in consulting and professional services, and 59 were in finance and administration. Our employees are not represented by any collective bargaining unit, and we believe our relations with employees are satisfactory.


FACILITIES


     Our principal executive and administrative offices are located in approximately 28,786 square feet of subleased office space in Santa Clara, California, which we sublease from our stockholder, BEA Systems. This sublease expires in March 2003. We also lease approximately 27,962 square feet of office space in Ottawa, Canada, which expires in March 2005. Additionally, we maintain leased or subleased offices in Raleigh, North Carolina; Portland, Oregon; the Netherlands; France; Germany; Spain; the United Kingdom; Hong Kong; Singapore; Switzerland; and Japan. These leased facilities have terms that expire between November 2001 and May 2006. We believe that our existing facilities are adequate to meet our current and projected needs, or that suitable additional or substitute space will be available as needed.


LEGAL PROCEEDINGS

     We are not a party to any material legal proceedings. From time to time, we may become a party to various legal proceedings arising in the ordinary course of business.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

     The following table sets forth information regarding our executive officers and directors:


                NAME                    AGE                         POSITION
                ----                   -----                        --------
  Joseph H. Menard...................     45    President, Chief Executive Officer and Chairman
                                                of the   Board
  Steven J. Brashear.................     47    Secretary, Treasurer and Chief Financial Officer
  Colin I. Bodell....................     39    Executive Vice President of Engineering
  Henri P. Richard...................     43    Executive Vice President of Worldwide Field
                                                Operations
  Stephen P. DiFranco................     40    Executive Vice President of Marketing
  Alan E. Baratz.....................     46    Director
  Cary J. Davis......................     34    Director
  Nancy Martin.......................     61    Director


     Joseph H. Menard has served as our President and Chief Executive Officer since December 1999 and served as a member of our board of directors from November 1999 to April 2000. In September 2000, he became chairman of our board of directors. Prior to joining our company, from October 1999 to April 2000, Mr. Menard served as President of the E-Commerce Server Division of BEA Systems, Inc., a provider of e-commerce infrastructure software, where he was responsible for the Tuxedo and WebLogic product lines. Prior to that role, Mr. Menard served as Senior Vice President of Worldwide Marketing for BEA Systems from February 1999 to October 1999, and he served as Senior Vice President of Sales for BEA Systems' European, Middle Eastern and African regions from March 1996 to January 1999. He joined BEA Systems from Novell, Inc., a provider of communications and networking services, where he was Vice President and General Manager of the Tuxedo Systems Division from 1993 to 1996. Prior to working at Novell, Mr. Menard was Vice President of Marketing at UNIX System Laboratories, Inc. from 1992 to 1993, and held senior product management and marketing positions at Digital Equipment Corporation from 1981 to 1992. Mr. Menard began his career as an electrical engineer at Raytheon Company from 1977 to 1981. Mr. Menard holds a B.S. in electrical engineering from Worcester Polytechnic Institute and a MBA from Babson College.

     Steven J. Brashear has served as our Secretary, Treasurer and Chief Financial Officer since June 2000. Mr. Brashear spent over 20 years at Hewlett-Packard Company, a provider of computing and imaging solutions and services, in various financial management positions. His most recent position at Hewlett-Packard, which he held from August 1997 to June 2000, was as the Director of Corporate Financial Reporting and Planning where he played a key role in the spin-off of Agilent Technologies Inc. From August 1993 to July 1997, Mr. Brashear was the Controller of the Test and Measurement Unit. In addition, from April 1989 to July 1997, he served as Controller of the Components Unit and from April 1985 to April 1989, he served as Controller of the Optoelectronics Unit. Mr. Brashear started his career as an auditor at PricewaterhouseCoopers in 1977. Mr. Brashear holds a B.S. in Accounting from San Jose State University and is a Certified Public Accountant.


     Colin I. Bodell has served as our Executive Vice President of Engineering since August 2000. From December 1995 until August 1998, Mr. Bodell served as Vice President, Engineering at IntelliCorp, Inc., a provider of customer relationship management products, and became Chief Operating Officer in August 1998 and Executive Vice President in August 1999. From 1984 to 1995, Mr. Bodell worked at MERANT Plc, a provider of computer software products. He served as Vice President, Client Server Product Development from 1993 to 1995, Assistant Vice President of the Computer Industry Division from 1990 to 1993, Product Development Manager of OEM Products from 1988 to 1990, Development Team Leader from 1986 to 1988, and a software engineer from 1984 to 1986. Mr. Bodell holds a B.Sc. in computer science from Coventry University in England.


     Henri P. Richard has served as our Executive Vice President of Worldwide Field Operations since September 2000. Prior to joining our company, Mr. Richard was President of the Computer Products Group at Bell Microproducts Inc., a computer components distributor, a position he had served in since April 2000. From February 1998 to April 2000, Mr. Richard was Vice President of Worldwide Sales & Support for the Technology Group at International Business Machines Corporation, a global information technology company. Prior to that role, Mr. Richard worked as an independent consultant for IBM from November 1997 to February 1998. From October 1996 to November 1997, Mr. Richard worked as an independent consultant for Karma International, a distributor of commodity components and peripherals. Prior to that role, Mr. Richard held various senior management positions in the IT industry, including Vice President of EMEA Strategic Accounts and North Europe with Seagate Technology, a provider of data storage, management and communication systems, from March 1993 to September 1996, Vice President and Managing Director of EMEA for Conner Peripherals, Vice President of Marketing for Metrologie International in Asnieres, France, and Chief Executive Officer for Informatique Haute Performance in Paris, France. Mr. Richard attended a Masters Program in Sciences at the University Paris Jussieu, and the CRC Jouy en Josas Executive Business Program.


     Stephen P. DiFranco has served as our Executive Vice President of Marketing since November 2000. Prior to joining our company, Mr. DiFranco was Vice President of Corporate and Product Marketing of Broad Daylight, a software development company, from February 1999 to November 2000. From April 1997 to February 1999, Mr. DiFranco was Director of Marketing for Iomega Corporation, a producer of storage devices. From April 1989 to April 1997, Mr. DiFranco served in various positions at Sony Electronics, a consumer electronics company and a division of Sony Corporation of America. During his last five years at Sony Electronics, he was the Director of Marketing for numerous product groups. Mr. DiFranco holds a B.A. in speech and theater from Montclair State College.


     Dr. Alan E. Baratz has served on our board of directors since May 2000. Dr. Baratz has served as Chief Executive Officer and as a member of the board of directors of Zaplet, Inc., formerly known as FireDrop, Inc., an Internet infrastructure company, since July 2000. From September 1999 to June 2000, Dr. Baratz served as Managing Director at E.M. Warburg, Pincus & Co. LLC, a venture capital company. From January 1996 to August 1999, Dr. Baratz served as President of the Software Products & Platforms Division and President of JavaSoft at Sun Microsystems, Inc., a provider of products and services for building and maintaining network-computing environments. Dr. Baratz holds a B.S. in mathematics/computer science from the University of California, Los Angeles and a M.S. and a Ph.D. in computer science from the Massachusetts Institute of Technology. Dr. Baratz is also currently a member of the board of directors of several privately held companies.


     Cary J. Davis has served on our board of directors since April 2000. He has been a Managing Director at E.M. Warburg, Pincus & Co. LLC since January 1999 and has been with Warburg, Pincus since 1994. Prior to joining Warburg, Pincus, from September 1992 to August 1994, Mr. Davis was Executive Assistant to Michael Dell and then Manager of Worldwide Desktop Marketing at Dell Computer Corporation and, from September 1988 to July 1990, a consultant at McKinsey & Company. Mr. Davis is also currently a member of the board of directors of BEA Systems, Inc., EarthWeb Inc., a provider of career development resources and technical expertise to information technology professionals, and several privately held companies. He is also Treasurer of the Jewish Community House of Bensonhurst and an adjunct professor at Columbia Business School. Mr. Davis holds a B.A. from Yale University and a MBA from the Harvard Graduate School of Business Administration. The Warburg, Pincus entities appointed Mr. Davis to our board of directors.

     Dr. Nancy Martin has served on our board of directors since May 2000. Dr. Martin has been a Managing Director at E.M. Warburg, Pincus & Co. LLC since January 1999. Prior to joining Warburg, Pincus, Dr. Martin worked as an independent consultant working primarily with Warburg, Pincus, performing technical due diligence for prospective investments. From 1995 to 1996, Dr. Martin was Vice President of Research and Development for MCI Systemhouse, a global information technology company. From 1994 to 1995, Dr. Martin was Vice President and Managing Director of Enterprise Wide Architecture Strategies and Vice President and Managing Director of Americas East, Technology Network. Dr. Martin is also currently is a member of the board of directors of several privately held companies. Dr. Martin holds a B.A. in mathematics from Stanford University and a Ph.D. in computer and communication science from the University of Michigan. The Warburg, Pincus entities appointed Dr. Martin to our board of directors.


BOARD OF DIRECTORS

     We currently have four members on our board of directors. Following this
offering, our board will consist of                directors divided into three
classes. At each annual meeting of stockholders, directors will be elected by the holders of common stock to succeed the directors whose terms are expiring. The three classes will be as nearly equal in number as possible, as determined by the board of directors, one class (Class I) to hold office initially for a term expiring at the annual meeting to be held in 2002, another class (Class II) to hold office initially for a term expiring at the annual meeting of stockholders held in 2003 and another class (Class III) to hold office initially for a term expiring at the annual meeting of stockholders to be held in 2004. The members of each class will hold office until their successors are elected and qualified. At each annual meeting of stockholders, the successors of the class of directors whose term expires at that meeting shall be elected to hold office for a term expiring at the annual meeting of stockholders held in the
third year following the year of their election.                and
               are Class I directors whose terms will expire in 2002,
               and                are Class II directors whose terms will expire
in 2003 and                ,                and                are Class III
directors whose terms will expire in 2004. This classification of the board of directors may delay or prevent a change in control of our company or in our management.

BOARD COMMITTEES


     We have established an audit committee composed of independent directors that reviews and supervises our financial controls, including the selection of our auditors, reviews our books and accounts, meets with our executive officers regarding our financial controls, acts upon recommendations of our auditors and takes further actions as the audit committee deems necessary to complete an audit of our books and accounts, as well as other matters that may come before it or as directed by the board. The audit committee currently consists of three
directors,              ,              and              .


     We have also established a compensation committee that reviews and approves the compensation and benefits for our executive officers, administers our compensation and stock plans, makes recommendations to our board of directors regarding such matters and performs other duties as may from time to time be determined by our board of directors. The compensation committee currently
consists of        directors,                     .

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     None of our compensation committee members has been an officer or employee of our company at any time. None of our executive officers serves on our board of directors or compensation committee of any entity that has one or more executive officers serving as a member of our board of directors or our compensation committee.

DIRECTOR COMPENSATION

     In September 2000, we granted Dr. Baratz an option to purchase 100,000 shares of our common stock at an exercise price of $3.00 per share. These shares vest 25% on the first anniversary of the date of grant, and 2.083% each month thereafter. Other than Dr. Baratz's stock option and expenses paid in connection with attendance at meetings and other customary expenses, we have not and currently do not compensate any non-employee member of the board. Directors who are also employees do not receive additional compensation for serving as directors.

EXECUTIVE OFFICERS

     Each of our executive officers is elected by, and serves at the discretion of, our board of directors. Each of our executive officers and directors, other than non-employee directors, work full-time for our company. Our non-employee directors devote such time to the affairs of our company as is necessary to discharge their duties. There are no family relationships among any of our directors or executive officers.

EXECUTIVE COMPENSATION


     The following table sets forth information concerning the compensation earned during the fiscal year ended January 31, 2001 by our Chief Executive Officer and each of our four other most highly compensated executive officers, referred to collectively in this prospectus as the named executive officers. No individual who would otherwise have been included in the table on the basis of salary and bonus earned during the fiscal year ended January 31, 2001 has resigned or otherwise terminated his employment during this period.


     The options listed in the following table were granted under either our 2000 stock incentive plan or our 2000 nonqualified stock option plan and reflect the 1-for-3 reverse stock split effected on February 20, 2001.

                           SUMMARY COMPENSATION TABLE


                                                                             LONG-TERM
                                                                            COMPENSATION
                                   COMPENSATION EARNED DURING FISCAL YEAR      AWARDS
                                           ENDED JANUARY 31, 2001           ------------
                                   --------------------------------------      SHARES
                                                           OTHER ANNUAL      UNDERLYING       ALL OTHER
   NAME AND PRINCIPAL POSITION     SALARY($)   BONUS($)   COMPENSATION($)    OPTIONS(#)    COMPENSATION($)
   ---------------------------     ---------   --------   ---------------   ------------   ---------------
Joseph H. Menard(1)..............  $207,813    $70,607        $7,500         2,916,665             --
    President, Chief Executive
    Officer and Director
Steven J. Brashear(2)............   166,547    110,432            --           599,999             --
    Secretary, Treasurer and
    Chief Financial Officer
Colin I. Bodell(3)...............   104,909     42,609            --           499,999             --
    Executive Vice President of
    Engineering
Henri P. Richard(4)..............   147,563    187,500            --           599,999          3,500
    Executive Vice President of
    Worldwide Field Operations
Stephen P. DiFranco(5)...........    61,666        639            --           333,333             --
    Executive Vice President of
    Marketing


-------------------------
(1) Mr. Menard began receiving compensation from us in April 2000. His annual salary is $266,000 and his annual targeted bonus is $159,600. During our fiscal year ended January 31, 2001, we paid him a $7,500 one-time bonus to be used for financial planning advice.

(2) Mr. Brashear joined our company in June 2000. His annual salary is $250,000 and his annual targeted bonus is $100,000. The bonus paid to Mr. Brashear during our fiscal year ended January 31, 2001 includes a $75,000 one-time signing bonus.

(3) Mr. Bodell joined our company in August 2000. His annual salary is $240,000 and his annual targeted bonus is $160,000. The bonus paid to Mr. Bodell during our fiscal year ended January 31, 2001 includes a $20,000 one-time signing bonus.

(4) Mr. Richard joined our company in September 2000. His annual salary is $350,000 and his annual targeted bonus is $150,000. During our fiscal year ended January 31, 2001, we made a $1,500 contribution on behalf of Mr. Richard to his 401(k) profit sharing plan and paid him a $2,000 car allowance. The bonus paid to Mr. Richard during our fiscal year ended January 31, 2001 includes a $50,000 one-time signing bonus.

(5) Mr. DiFranco joined our company in November 2000. His annual salary is $240,000 and his annual targeted bonus is $96,000.

OPTION GRANTS IN LAST FISCAL YEAR


     The following table sets forth information with respect to stock options granted to each of our named executive officers during the fiscal year ended January 31, 2001. All of these options were granted either pursuant to our 2000 stock incentive plan or our 2000 nonqualified stock option plan. The shares subject to these options vest 25% on the first anniversary of the date of grant, and 2.083% each month thereafter. Each of the executives has the right to exercise shares subject to his nonstatutory stock options prior to the applicable vesting date, subject to our right to repurchase unvested shares under certain circumstances in the event the executive officer's employment with us terminates. No stock appreciation rights were granted during the fiscal year ended January 31, 2001.



     The potential realizable value is calculated based on an initial public offering price of $11.00 per share and assuming appreciation at the indicated rate for the entire term of the option and that the option is exercised and sold on the last day of its term at the appreciated price. Stock price appreciation of 5% and 10% is assumed pursuant to the rules of the Commission. We can give no assurance that the actual stock price will appreciate over the term of the options at the assumed 5% and 10% levels or at any other defined level. Actual gains, if any, on stock option exercises will be dependent on the future performance of our common stock. Unless the market price of the common stock appreciates over the option term, no value will be realized from the option grants made to the named executive officers.



                                            INDIVIDUAL GRANTS
                       ------------------------------------------------------------
                                          % OF
                                      TOTAL OPTIONS
                                       GRANTED TO                                     POTENTIAL REALIZABLE VALUE
                       NUMBER OF        EMPLOYEES                                       AT ASSUMED ANNUAL RATES
                         SHARES     DURING THE FISCAL                                 OF STOCK PRICE APPRECIATION
                       UNDERLYING      YEAR ENDED          EXERCISE                         FOR OPTION TERM
                        OPTIONS        JANUARY 31,      OR BASE PRICE    EXPIRATION   ---------------------------
        NAME            GRANTED           2001            PER SHARE         DATE           5%            10%
        ----           ----------   -----------------   --------------   ----------   ------------   ------------
                                                                                            (IN THOUSANDS)
Joseph H. Menard.....  2,916,665            27.3%           $3.00          6/5/10     $38,007,520    $60,620,623
Steven J. Brashear...    599,999             5.6             3.00          6/5/10       7,818,681     12,449,943
Colin I. Bodell......    499,999             4.7             3.00          9/6/10       6,515,565     10,374,949
Henri P. Richard.....    599,999             5.6             3.00          9/6/10       7,818,681     12,449,943
Stephen P.
  DiFranco...........    333,333             3.1             3.00         11/1/10       4,343,715      6,916,640


     During the fiscal year ended January 31, 2001, excluding options that were canceled and subsequently returned to our plans, and reflecting the 1-for-3 reverse stock split effected on February 20, 2001, we granted options to purchase up to an aggregate of 9,472,811 shares to employees, directors and consultants under our 2000 stock incentive plan and 2000 nonqualified stock plan at exercise prices equal to the fair market value of our common stock on the date of grant, as determined in good faith by our board of directors. Each option has a maximum term of ten years, subject to earlier termination upon the optionee's termination of service with us. In addition, during the fiscal year ended January 31, 2001, we granted options to employees under our 2000 nonqualified stock option plan to purchase up to an aggregate of 138,964 shares at exercise prices of $0.03 and 184,503 shares at exercise prices of $0.45.

AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR AND YEAR-END OPTION VALUES

     The following table sets forth information concerning the number and value of shares of our common stock underlying the unexercised options held by the named executive officers. The value realized on exercised options is calculated based on the fair market value of our common stock on the date of exercise, or as determined by our board of directors in good faith, less the exercise price. The value of unexercised in-the-money options at January 31, 2001 is calculated on the basis of the value of our common stock at January 31, 2001, as determined by our board of directors in good faith, less the aggregate exercise price of the options, multiplied by the number of shares underlying those options. The share data reflects the 1-for-3 reverse stock split effected on February 20, 2001.


                                                          NUMBER OF SHARES
                                                       UNDERLYING UNEXERCISED          VALUE OF UNEXERCISED
                                                             OPTIONS AT               IN-THE-MONEY OPTIONS AT
                                                          JANUARY 31, 2001               JANUARY 31, 2001
                       SHARES ACQUIRED    VALUE      ---------------------------    ---------------------------
        NAME             ON EXERCISE     REALIZED    EXERCISABLE   UNEXERCISABLE    EXERCISABLE   UNEXERCISABLE
        ----           ---------------   --------    -----------   -------------    -----------   -------------
Joseph H. Menard.....      666,666          --        2,116,666       133,333       $8,064,497      $507,999
Steven J. Brashear...       50,000          --          516,666        33,333        1,968,497       126,999
Colin I. Bodell......       16,666          --          450,000        33,333        1,714,500       126,999
Henri P. Richard.....       16,666          --          550,000        33,333        2,095,500       126,999
Stephen P.
  DiFranco...........           --          --          300,000        33,333        1,143,000       126,999


EMPLOYMENT AND CHANGE IN CONTROL ARRANGEMENTS

     We have entered into employment letter agreements with Joseph Menard, Steven Brashear, Colin Bodell, Henri Richard and Stephen DiFranco, each of whom is an executive officer of our company. The share data discussed below reflects the 1-for-3 reverse stock split effected on February 20, 2001.


     On April 22, 2000, Joseph Menard, our President, Chief Executive Officer and chairman of our board of directors, entered into an employment letter agreement with us. The letter agreement provides for an annual base salary of $266,000 and a target bonus of 60% of base salary. Pursuant to this letter agreement, we granted Mr. Menard an option to purchase 2,916,665 shares of our common stock at an exercise price of $3.00 per share. Twenty-five percent of his option shares will vest after one year and the remaining shares will vest monthly over the next three years, provided he continues to work for us. If Mr. Menard's employment is terminated by us without cause or by Mr. Menard for good reason, in each case as defined in Mr. Menard's letter agreement, Mr. Menard is entitled to receive his base salary and bonus for one year after his termination and one year of additional credit towards vesting in option shares. If there is a change in control of our company and Mr. Menard's employment is terminated without cause or terminated by Mr. Menard for good reason, his previously unvested option shares will immediately vest in full and he will be entitled to receive his base salary and bonus for one year following the date of his termination.



     On May 12, 2000, Steven Brashear, our Secretary, Treasurer and Chief Financial Officer, entered into an employment letter agreement with us. The letter agreement provides for an annual base salary of $250,000, a target bonus of 40% of base salary and a one-time signing bonus of $75,000. Pursuant to this letter agreement, we granted Mr. Brashear an option to purchase 599,999 shares of our common stock at an exercise price of $3.00. Twenty-five percent of his option shares will vest after one year and the remaining shares will vest monthly over the next three years. If Mr. Brashear's employment is terminated by us without cause, as defined in his letter agreement, he is entitled to receive six months of his base salary as severance pay. In addition, if there is a change of control of our company and, as a result, there is a substantive change of Mr. Brashear's responsibilities, his previously unvested option shares will immediately vest in full.


     On August 3, 2000, Colin Bodell, our Executive Vice President of Engineering, entered into an employment letter agreement with us. The letter agreement provides for an annual base salary of $240,000, a target bonus of $160,000 and a one-time signing bonus of $20,000. Pursuant to this letter agreement, we granted Mr. Bodell an option to purchase 499,999 shares of our common stock at an exercise price of $3.00. If Mr. Bodell's employment is terminated by us without cause, as defined in his letter agreement, he is entitled to receive three months of his base salary as severance pay.


     On August 25, 2000, Henri Richard, our Executive Vice President of Worldwide Field Operations, entered into an employment letter agreement with us. The letter agreement provides for an annual base salary of $350,000, eligibility to receive additional compensation of $150,000 in commissions, a one-time signing bonus of $50,000, a home loan in the amount of $250,000 and a $400 per month car allowance. Pursuant to this letter agreement, we granted Mr. Richard an option to purchase 599,999 shares of our common stock at an exercise price of $3.00 per share. If Mr. Richard's employment is terminated by us without cause, as defined in his letter agreement, within 12 months following a change in control of our company, his previously unvested option shares will be entitled to one year accelerated vesting and he will be entitled to receive one year of his base salary as severance pay.


     On October 26, 2000, Stephen DiFranco, our Executive Vice President of Marketing, entered into an employment letter agreement with us. The letter agreement provides for an annual base salary of $240,000 and a target bonus of 40% of base salary. Pursuant to this letter agreement, we granted Mr. DiFranco an option to purchase 333,333 shares of our common stock at an exercise price of $3.00 per share.

STOCK PLANS

2001 STOCK INCENTIVE PLAN


     Our 2001 stock incentive plan is intended to serve as the successor equity incentive program to our 2000 stock incentive plan and 2000 nonqualified stock option plan. The share data set forth below reflects the 1-for-3 reverse stock split that was effected on February 20, 2001. The 2001 stock incentive plan was adopted by our board of directors on February 15, 2001 and will become effective when the underwriting agreement for this offering is signed. 17,000,000 shares of our common stock have been authorized as the initial reserve available for issuance under the 2001 plan. This initial reserve will include the number of shares of common stock subject to outstanding options under our 2000 plans as of the effective date of the 2001 stock incentive plan. As of February 21, 2001, 13,010,122 shares could be issued upon the exercise of options outstanding under our 2000 plans. No further options will be granted under our 2000 stock plans after our 2001 stock incentive plan becomes effective. Shares acquired prior to the effective date of our 2001 stock incentive plan upon exercise of an option granted under either of our 2000 stock plans will increase the number of options available for grant under our 2001 stock incentive plan. The share reserve under our 2001 stock incentive plan will automatically increase on the first trading day of the first fiscal quarter each year, beginning with the year 2002, by an amount equal to 5% of the total number of shares of our common stock outstanding on the last trading day of the immediately preceding fiscal quarter, but in no event will this annual increase exceed 12,000,000 shares. In addition, no participant in the plan may be granted stock options or direct stock issuances for more than 3,000,000 shares of common stock in total in any calendar year.


     Our 2001 stock incentive plan has four separate programs:

     - the discretionary option grant program, under which eligible individuals may be granted options to purchase shares of our common stock at an exercise price not less than the fair market value of those shares on the grant date;

     - the stock issuance program, under which eligible individuals may be issued shares of our common stock directly, upon the attainment of performance milestones or the completion of a specified period of service or as a bonus for past services;

     - the salary investment option grant program, under which our executive officers and other highly compensated employees may be given the opportunity to apply a portion of their base salary each year to the acquisition of special below market stock option grants; and

     - the director fee option grant program, under which our non-employee board members may be given the opportunity to apply a portion of any retainer fee otherwise payable to them in cash each year to the acquisition of special below-market option grants.

     The individuals eligible to participate in our 2001 stock incentive plan include our officers and other employees, our board members and any consultants we hire.

     The discretionary option grant and stock issuance programs will be administered by our compensation committee. This committee will determine which eligible individuals are to receive option grants or stock issuances under those programs, the time or times when the grants or issuances are to be made, the number of shares subject to each grant or issuance, the status of any granted option as either an incentive stock option or a non-statutory stock option under the federal tax laws, the vesting schedule to be in effect for the option grant or stock issuance and the maximum term (not to exceed 10 years) for which any granted option is to remain outstanding. The compensation committee will also have the authority to select the executive officers and other highly compensated employees who may participate in the salary investment option grant program in the event that program is put into effect for one or more calendar years.

     Our 2001 stock incentive plan includes the following features:

     - The exercise price for any options granted pursuant to the plan may be paid in cash or in shares of our common stock valued at fair market value on the exercise date. The option may also be exercised through a same-day sale program without any cash outlay by the optionee.

     - The compensation committee has the authority to cancel outstanding options under the discretionary option grant program, including any transferred options from our 2000 plans, in return for the grant of new options for the same or different number of option shares with an exercise price per share based upon the fair market value of our common stock on the new grant date.

     - Stock appreciation rights may be issued under the discretionary option grant program. These rights will provide the holders with the election to surrender their outstanding options for a payment from us equal to the fair market value of the shares of our common stock subject to the surrendered options less the exercise price payable for those shares. We may make the payment in cash or in shares of our common stock.

     The 2001 stock incentive plan includes the following change in control provisions which may result in the accelerated vesting of outstanding option grants and stock issuances:

     - In the event that we are acquired by merger, consolidation, reorganization or asset sale, each outstanding option under the discretionary option grant program that is not to be assumed by the successor corporation will immediately become exercisable for all the option shares, and all outstanding unvested shares will immediately vest, except to the extent our repurchase rights with respect to those shares are to be assigned to the successor corporation.

     - The compensation committee has complete discretion to grant one or more options which will become exercisable for all the option shares, in the event those options are assumed in the acquisition, either at the time of the acquisition or upon subsequent termination of the optionee's service. The vesting of any outstanding shares under our 2001 plan may be accelerated upon similar terms and conditions.

     - The compensation committee may grant options and structure repurchase rights so that the shares subject to those options or repurchase rights will immediately vest in connection with a successful tender offer for more than 50% of our outstanding voting stock or a change in the majority of our board through one or more contested elections. Such accelerated vesting may occur either at the time of such transaction or upon the subsequent termination of the individual's service.

     In the event the compensation committee decides to put the salary investment option grant program into effect for one or more calendar years, each of our executive officers and other highly compensated employees may elect to reduce his or her base salary for the calendar year by an amount not more than $50,000. Each selected individual who makes such an election will automatically be granted, on the first trading day in January of the calendar year for which his or her salary reduction is to be in effect, an option to purchase that number of shares of our common stock determined by dividing the salary reduction amount by two-thirds of the fair market value per share of our common stock on the grant date. The option will have exercise price per share equal to one-third of the fair market value of the option shares on the grant date. As a result, the option will be structured so that the fair market value of the option shares on the grant date less the exercise price payable for those shares will be equal to the amount of the salary reduction. The option will become exercisable in a series of twelve equal monthly installments over the calendar year for which the salary reduction is to be in effect.

     If the director fee option grant program is put into effect in the future, then each non-employee board member may elect to apply all or a portion of any cash retainer fee for the year to the acquisition of a below-market option grant. The option grant will automatically be made on the first trading day in January in the year for which the non-employee board member would otherwise be paid the cash retainer fee in the absence of his or her election. The option will have an exercise price per share equal to one-third of the fair market value of the option shares on the grant date, and the number of shares subject to the option will be determined by dividing the amount of the retainer fee applied to the program by two-thirds of the fair market value per share of our common stock on the grant date. As a result, the option will be structured so that the fair market value of the option shares on the grant date less the exercise price payable for those shares will be equal to the portion of the retainer fee applied to that option. The option will become exercisable in a series of twelve equal monthly installments over the calendar year for which the election is in effect. However, the option will become immediately exercisable for all the option shares upon the death or disability of the optionee while serving as a board member.

     Our 2001 stock incentive plan also has the following features:

     - Outstanding options under the salary investment option grant program and the director fee option grant programs will immediately vest if we are acquired by a merger, consolidation, reorganization or asset sale or if there is a successful tender offer for more than 50% of our outstanding voting stock or a change in the majority of our board through one or more contested elections.

     - Limited stock appreciation rights will automatically be included as part of each grant made under the salary investment option grant program and the director fee option grant programs, and these rights may also be granted to one or more officers as part of their option grants under the discretionary option grant program. Options with this feature may be surrendered to us upon the successful completion of a hostile tender offer for more than 50% of our outstanding voting stock. In return for the surrendered option, the optionee will be entitled to a cash distribution from us in an amount per surrendered option share based upon the highest price per share of our common stock paid in that tender offer.

     - Our board of directors may amend or modify the 2001 stock incentive plan at any time, subject to any required stockholder approval. The 2001 stock incentive plan will terminate no later than February 15, 2011.


2000 STOCK INCENTIVE PLAN AND 2000 NON-QUALIFIED STOCK OPTION PLAN


     Our 2000 stock incentive plan and 2000 non-qualified stock option plan provide for stock option grants under substantially similar terms as under the discretionary option grant program of our 2001 stock incentive plan. 12,500,000 shares of our common stock have been authorized for issuance under our 2000 stock incentive plan, and 8,756,032 options were outstanding under that plan as of February 21, 2001. 5,333,333 shares of our common stock have been authorized for issuance under our 2000 nonqualified stock option plan, and 4,254,090 options were outstanding under that plan as of February 21, 2001. Upon the effective date of the 2001 stock incentive plan, no further options will be granted under either of our 2000 stock plans. All options outstanding under either of our 2000 stock plans will continue to be governed by their existing terms.


EMPLOYEE STOCK PURCHASE PLAN


     Our employee stock purchase plan was adopted by the board on February 15, 2001. The plan will become effective immediately upon the signing of the underwriting agreement for this offering. The plan is designed to allow our eligible employees and the eligible employees of our participating subsidiaries to purchase shares of our common stock, at semi-annual intervals, with their accumulated payroll deductions. The share data set forth below reflects the 1-for-3 reverse stock split that was effected on February 20, 2001.


     1,700,000 shares of our common stock will initially be reserved for issuance under the plan. The reserve will automatically increase on the first trading day of the second fiscal quarter each year, beginning in the year 2001, by an amount equal to 1.5% of the total number of outstanding shares of our common stock on the last trading day of the immediately preceding first fiscal quarter. In no event will any such annual increase exceed 4,000,000 shares.

     The plan will have a series of successive overlapping offering periods, with a new offering period beginning on the first business day of February and August each year. Each offering period will continue for a period of 24 months, unless otherwise determined by our compensation committee. However, the initial offering period will start on the date the underwriting agreement for this offering is signed and will end on the last business day of January 2003. The next offering period will start on the first business day of August 2001.

     Individuals scheduled to work more than 20 hours per week for more than five calendar months per year may join an offering period on the start date of that period. Employees may participate in only one offering period at any time.

     A participant may contribute up to 15% of his or her cash earnings through payroll deductions, and the accumulated deductions will be applied to the purchase of shares on each semi-annual purchase date. Semi-annual purchase dates will occur on the last business day of January and July each year, with the first purchase to occur on the last business day of July 2001. The purchase price per share on each semi-annual purchase date will be equal to 85% of the fair market value per share on the start date of the offering period or, if lower, 85% of the fair market value per share on the semi-annual purchase date.

     However, a participant may not purchase more than 1,250 shares on any purchase date, and not more than 750,000 shares may be purchased in total by all participants on any purchase date. Our compensation committee has the authority to change these limitations for any subsequent offering period.

     If the fair market value per share of our common stock on any purchase date is less than the fair market value per share on the start date of the 24-month offering period, then all participants in that offering will be automatically enrolled in the new offering period commencing immediately thereafter, unless they elect otherwise.

     In the event that we are acquired by merger or sale of substantially all of our assets or more than 50% of our voting securities, then all outstanding purchase rights will automatically be exercised immediately prior to the effective date of the acquisition. The purchase price will be equal to 85% of the market value per share on the start date of the offering period in which the acquisition occurs or, if lower, 85% of the fair market value per share immediately prior to the acquisition.

     The following provisions will also be in effect under the plan:

     - The plan will terminate no later than January 31, 2011.

     - Our board of directors may at any time amend, suspend or discontinue the plan. However, certain amendments may require stockholder approval.

LIMITATION OF LIABILITY AND INDEMNIFICATION

     Our certificate of incorporation eliminates, to the maximum extent allowed by the Delaware General Corporation Law, directors' personal liability to our company or our stockholders for monetary damages for breaches of fiduciary duties. Our certificate of incorporation does not, however, eliminate or limit the personal liability of a director for the following:

     - any breach of the director's duty of loyalty to our company or our stockholders;

     - acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

     - unlawful payments of dividends or unlawful stock repurchases or redemptions; or

     - any transaction from which the director derived an improper personal benefit.

     Our bylaws provide that we shall indemnify our directors and executive officers to the fullest extent permitted under the Delaware General Corporation Law and may indemnify our other officers, employees and other agents as set forth in the Delaware General Corporation Law. In addition, we plan to obtain an insurance policy covering directors and officers for claims they may otherwise be required to pay or for which we are required to indemnify them.

     At present, there is no pending litigation or proceeding involving any of our directors, officers, employees or agents where indemnification will be required or permitted, and we are not aware of any threatened litigation or proceeding that may result in a claim for indemnification.

                              CERTAIN TRANSACTIONS

     We believe that all of the transactions set forth below were made on terms no less favorable to us than could have been otherwise obtained from unaffiliated third parties. All future transactions, including loans, if any, between our company and our executive officers, directors and 5% stockholders and their affiliates and any transactions between our company and any entity with which our executive officers, directors or 5% stockholders are affiliated will be approved by a majority of our board of directors, including a majority of the independent and disinterested outside directors of our board of directors and will be on terms no less favorable to us than could be obtained from unaffiliated third parties. The share data reflects the 1-for-3 reverse stock split effected on February 20, 2001.

SECURITIES ISSUANCES


     On December 29, 1999, we sold (i) 3,809,333 shares of our common stock to Warburg, Pincus Ventures, L.P. at $3.00 per share, (ii) 9,524,000 shares of our common stock to Warburg, Pincus Equity Partners, L.P. at $3.00 per share and
(iii) 7,400,000 shares of our Series A convertible preferred stock to BEA Systems at $5.00 per share, raising an aggregate of $77,000,000. Each share of our Series A convertible preferred stock converts into 1.666667 shares of our common stock. Mr. Davis and Dr. Martin, two of our directors, are general partners of Warburg, Pincus & Co., which is the sole general partner of Warburg, Pincus Ventures, L.P. and Warburg, Pincus Equity Partners, L.P. Mr. Davis is also a member of the board of directors of BEA Systems.



     On March 3, 2000, we sold (i) 566,667 shares of our common stock to Warburg, Pincus Ventures, L.P. at $3.00 per share, (ii) 1,433,333 shares of our common stock to Warburg, Pincus Equity Partners, L.P. at $3.00 per share and
(iii) 1,000,000 shares of our Series A convertible preferred stock to BEA Systems at $5.00 per share, raising an aggregate of $11,000,000. Each share of our Series A convertible preferred stock converts into 1.666667 shares of our common stock. Mr. Davis and Dr. Martin, two of our directors, are general partners of Warburg, Pincus & Co., which is the sole general partner of Warburg, Pincus Ventures, L.P. and Warburg, Pincus Equity Partners, L.P. Mr. Davis is also a member of the board of directors of BEA Systems.



     On April 18, 2000, we sold convertible notes payable to (i) Warburg, Pincus Ventures, L.P. in the amount of $5,428,300, the principal and accrued interest of which is convertible into shares of our common stock at $3.00 per share, (ii) Warburg, Pincus Equity Partners, L.P. in the amount of $13,571,700, the principal and accrued interest of which is convertible into shares of our common stock at $3.00 per share and (iii) BEA Systems in the amount of $18,000,000, the principal and accrued interest of which is convertible into shares of our Series A convertible preferred stock at $5.00 per share, raising an aggregate of $37,000,000. Mr. Davis and Dr. Martin, two of our directors, are general partners of Warburg, Pincus & Co., which is the sole general partner of Warburg, Pincus Ventures, L.P. and Warburg, Pincus Equity Partners, L.P. Mr. Davis is also a member of the board of directors of BEA Systems.



     On April 30, 2001, we issued to Warburg, Pincus Equity Partners, L.P. a warrant to purchase up to an aggregate of 117,474 shares of our common stock at any exercise price of the lesser of $6.81 per share or the price per share to be paid by any investors in a subsequent equity financing. The number of shares subject to this warrant shall be reduced to 58,737 in the event that we repay the April 30, 2001 loan of $4.0 million plus accrued interest on or prior to July 1, 2001. Mr. Davis and Dr. Martin, two of our directors, are general partners of Warburg, Pincus & Co., which is the sole general partner of Warburg, Pincus Equity Partners, L.P.

AGREEMENTS WITH OFFICERS AND DIRECTORS

     We have granted options and issued common stock to our executive officers and one of our non-employee directors. See "Management -- Executive Compensation" and "Principal Stockholders."

     We have entered into employment arrangements with our executive officers. See "Management -- Employment and Change of Control Arrangements."

     In September 2000, we loaned Henri Richard, our Executive Vice President of Worldwide Field Operations, and his wife $250,000 pursuant to a secured promissory note. This promissory note accrues interest at the rate of 6.22% per annum and will be due and payable in full on August 31, 2004. This note is secured by a lien against and security interest in real property located in Los Altos, California.

     We plan to enter into an indemnification agreement with each of our directors and officers. The indemnification agreements contain provisions that require us, among other things, to indemnify our directors and officers against liabilities (other than liabilities arising from intentional or knowing and culpable violations of law) that may arise by reason of their status or service as directors of our company or other entities to which they provide service at our request and to advance expenses they may incur as a result of any proceeding against them as to which they could be indemnified. We believe that these indemnification agreements, along with certain provisions of our bylaws, are necessary to attract and retain qualified directors and officers.

OTHER TRANSACTIONS WITH AFFILIATES


     On January 29, 2001, we borrowed a total of $4.0 million from our stockholders, Warburg, Pincus Ventures, L.P. and Warburg, Pincus Equity Partners, L.P., pursuant to two promissory notes. Interest accrued on the notes at 9.5% per annum and each note was payable upon the earlier of demand by the respective lender or March 31, 2001. On February 22, 2001, we repaid this loan in full, including accrued interest of approximately $25,000. On April 30, 2001, we borrowed a total of $4.0 million from our stockholder, Warburg, Pincus Equity Partners, L.P., pursuant to a promissory note. Interest accrues on this note at 8% per annum until September 30, 2001. If we have not paid the outstanding principal and interest due on the note by September 30, 2001, Warburg, Pincus has the option to either demand that it be paid in full or elect that the interest on any remaining unpaid principal will accrue as follows: until December 31, 2001, the interest on this note accrues at 10% per annum and is increased by 2% on each of March 31, 2002, June 30, 2002 and September 30, 2002, not to exceed a maximum annual interest rate of 16%. We may, at our option, pay all or any part of the principal amount and accrued interest before September 30, 2001 without penalty. Mr. Davis and Dr. Martin, two of our directors, are general partners of Warburg, Pincus & Co., which is the sole general partner of Warburg, Pincus Ventures, L.P. and Warburg, Pincus Equity Partners, L.P.



     Registration Rights Agreement. In connection with the stock purchase described under the heading "Securities Issuances" above, we entered into a registration rights agreement with BEA Systems, Warburg, Pincus Equity Partners, L.P. and Warburg, Pincus Ventures, L.P., which was amended and restated on June 7, 2000 in connection with our issuance of our common stock to former stockholders of ZAT and again on February 21, 2001 in connection with our issuance of our Series B convertible preferred stock. Pursuant to the terms of this registration rights agreement, BEA Systems and Warburg, Pincus, among others, have the right to require us to register their shares and include their shares in any registration of our securities initiated by us. The holders of these registration rights have waived them as to this offering.



     Stockholders Agreement. On December 29, 1999, we also entered into a stockholders agreement with BEA Systems, Warburg, Pincus Equity Partners, L.P. and Warburg, Pincus Ventures, L.P. This agreement was amended and restated on June 7, 2000 in connection with our acquisition of ZAT and again on February 21, 2001 in connection with our issuance of our Series B convertible preferred stock. Pursuant to the terms of this stockholders agreement, the parties agreed to certain restrictions in connection with transactions involving shares of our capital stock in a number of specified circumstances, including tag-along rights, subscription rights and rights of first refusal. In addition, pursuant to the terms of this stockholders agreement, the Warburg, Pincus entities have the right to elect two of our directors so long as they collectively own at least 20% of our common stock and one of our directors so long as they collectively own 10% of our common stock. BEA Systems has no right to elect directors. These rights will terminate automatically upon the closing of this offering. The Warburg, Pincus entities have appointed Mr. Davis and Dr. Martin as their designees to our board of directors in accordance with the terms of this agreement.


RELATIONSHIP WITH BEA SYSTEMS

     We have a number of agreements with BEA Systems, one of our stockholders. Mr. Davis, one of our directors, is also a member of the board of directors of BEA Systems.

     Purchase of VisualCafe Product Line. We began our company following our acquisition of Symantec Corporation's VisualCafe product line in December 1999. On December 10, 1999, we and BEA Systems entered into a purchase agreement with Symantec Corporation, pursuant to which we and BEA Systems agreed to purchase from Symantec its VisualCafe product line and all of its related assets, which included intellectual property, tools, programs, contracts and business records, for an aggregate purchase price of approximately $74.7 million. On December 29, 1999, BEA Systems assigned to us all of its rights under the Symantec purchase agreement. We then purchased the VisualCafe product line from Symantec and all of its related assets on December 31, 1999. In connection with our purchase of the VisualCafe product line, 51 employees of Symantec resigned from Symantec and accepted offers of employment from us.


     Distribution Agreement. In addition to being one of our principal stockholders, BEA Systems also acts as a distributor of our products. Pursuant to our distribution agreement with BEA Systems, BEA Systems has a non-exclusive, non-transferable license to market, sell and distribute our products to end users worldwide. This distribution agreement expires in July 2001, after which time it may be extended on a month-to-month basis until either party terminates the agreement upon 30 days prior written notice. For the year ended January 31, 2001, we sold to BEA Systems products totaling approximately $3.2 million, or approximately 6.6% of our total revenue.



     Software License Agreement. We also have a license from BEA Systems to use software related to its WebLogic Application Server. This license was originally entered into between BEA Systems and Symantec pursuant to a software license agreement in May 1999, which was subsequently amended in July 1999 and again in May 2001. In December 1999, we were assigned Symantec's rights and obligations under this license agreement. This license expires in May 2002. It may be renewed upon the mutual written consent of both parties. It may also be terminated by either party with cause upon 30 days prior written notice and by us without cause upon 30 days prior written notice.



     Leases of Office Space. We sublease approximately 28,786 square feet of office space for our principal offices located in Santa Clara, California from BEA Systems. Our present monthly payment for this lease to BEA Systems is approximately $150,000. This sublease expires in March 2003. Our Canadian subsidiary currently has an informal arrangement which is expected to terminate in June 2001 whereby it subleases office space from BEA Systems in Ottawa, Canada. For the year ended January 31, 2001, we paid $368,752 in connection with this office space. In addition, our subsidiary in the Netherlands currently leases office space from a subsidiary of BEA Systems for $10,400 per month.

                             PRINCIPAL STOCKHOLDERS

     The table below sets forth information regarding the beneficial ownership of our common stock as of February 21, 2001, and as adjusted for this offering assuming no exercise of the underwriters' over-allotment option, by:

     - each person or entity who is known by us to own beneficially more than 5% of our outstanding stock;

     - each of the named executive officers;

     - each of our directors; and

     - all directors and executive officers as a group.

     Each stockholder's percentage ownership in the following table is based on 49,496,878 shares of common stock outstanding as of February 21, 2001, assuming the conversion of all our convertible preferred stock into common stock and treating as outstanding all options exercisable within 60 days of February 21, 2001 held by the particular stockholder and that are included in the first column.

     Unless otherwise indicated, the principal address of each of the stockholders below is c/o WebGain, Inc., 5425 Stephens Creek Boulevard, Santa Clara, CA 95051. Except as otherwise indicated, and subject to applicable community property laws, except to the extent authority is shared by both spouses under applicable law, we believe the persons named in the table have sole voting and investment power with respect to all shares of common stock held by them.


                                                                              PERCENTAGE OF SHARES
                                                                                  OUTSTANDING
                                                                       ----------------------------------
                                                  NUMBER OF SHARES     BEFORE THE         AFTER THE
           NAME OF BENEFICIAL OWNER              BENEFICIALLY OWNED     OFFERING           OFFERING
           ------------------------              ------------------    ----------    --------------------
5% Stockholders:
Warburg, Pincus & Co.(1)                             33,051,606            66.8%               59.6%
BEA Systems, Inc.(2)                                  9,428,720            19.0                17.0
Directors and Executive Officers:
Joseph H. Menard(3)                                   2,816,665             5.5                 4.9
Steven J. Brashear(4)                                   566,666             1.1                 1.0
Henri P. Richard(5)                                     566,666             1.1                 1.0
Colin I. Bodell(6)                                      466,666               *                   *
Stephen P. DiFranco(7)                                  300,000               *                   *
Alan E. Baratz(8)                                            --               *                   *
Cary J. Davis(9)                                     33,051,606            66.8                59.6
Nancy Martin(9)                                      33,051,606            66.8                59.6
All Directors and Executive Officers as a
  Group(10):                                         38,001,602            70.6                63.5


-------------------------
  *  Less than one percent.

 (1) Includes all shares beneficially owned by Warburg, Pincus Ventures, L.P., Warburg, Pincus Equity Partners, L.P. and their respective affiliates. Warburg, Pincus & Co. is the sole general partner of Warburg, Pincus Ventures, L.P. and Warburg, Pincus Equity Partners, L.P., and Warburg, Pincus Ventures, L.P. and Warburg, Pincus Equity Partners, L.P. are each managed by E.M. Warburg, Pincus & Co., LLC. Lionel I. Pincus is the managing partner of Warburg, Pincus & Co. and the managing member of E.M. Warburg, Pincus & Co., LLC and may be deemed to control both entities. The address of the Warburg, Pincus entities is 466 Lexington Avenue, New York, New York 10017.

 (2) The address of BEA Systems, Inc. is 2315 North First Street, San Jose, California 95131.

 (3) Includes 2,149,999 shares issuable upon the exercise of immediately exercisable options and options exercisable within 60 days of February 21, 2001. All 2,816,665 shares are subject to repurchase by us at the original exercise price in the event of a termination of Mr. Menard's employment with us, which right lapses over time.



 (4) Includes 516,666 shares issuable upon the exercise of immediately exercisable options and options exercisable within 60 days of February 21, 2001. All 566,666 shares are subject to repurchase by us at the original exercise price in the event of a termination of Mr. Brashear's employment with us, which right lapses over time.



 (5) Includes 550,000 shares issuable upon the exercise of immediately exercisable options and options exercisable within 60 days of February 21, 2001. All 566,666 shares are subject to repurchase by us at the original exercise price in the event of a termination of Mr. Richard's employment with us, which right lapses over time.



 (6) Includes 450,000 shares issuable upon the exercise of immediately exercisable options and options exercisable within 60 days of February 21, 2001. All 466,666 shares are subject to repurchase by us at the original exercise price in the event of a termination of Mr. Bodell's employment with us, which right lapses over time.



 (7) Includes 300,000 shares issuable upon the exercise of immediately exercisable options and options exercisable within 60 days of February 21, 2001. All 300,000 shares are subject to repurchase by or at the original exercise price in the event of a termination of Mr. DiFranco's employment with us, which right lapses over time.



 (8) None of the options held by Dr. Baratz is exercisable within 60 days of February 21, 2001. The address of Dr. Baratz is c/o Zaplet, Inc., 3000 Bridge Parkway, Redwood Shores, California 94065.


 (9) Includes all shares beneficially owned by each of Warburg, Pincus Ventures, L.P., Warburg, Pincus Equity Partners, L.P. and their respective affiliates. Mr. Davis and Dr. Martin, directors of our company, are each general partners of Warburg, Pincus & Co. and managing directors and members of E.M. Warburg, Pincus & Co., LLC. All shares indicated as owned by Mr. Davis and Dr. Martin are included because of their affiliation with the Warburg, Pincus entities. Mr. Davis and Dr. Martin each disclaims beneficial ownership of all shares owned by the Warburg, Pincus entities. The address of Mr. Davis and Dr. Martin is c/o E.M. Warburg, Pincus & Co., LLC, 466 Lexington Avenue, New York, New York 10017.


(10) Includes 4,199,998 shares issuable upon exercise of immediately exercisable options within 60 days of February 21, 2001. 4,949,996 of the total shares are subject to repurchase by us in the event of termination of the applicable optionholder's employment with us.

                          DESCRIPTION OF CAPITAL STOCK

GENERAL


     As of February 21, 2001, there were 49,496,878 shares of common stock outstanding which were held by 59 stockholders, assuming the conversion of all of our convertible preferred stock into common stock, which will occur upon the completion of this offering. Upon the closing of this offering, we will be authorized to issue 300,000,000 shares of common stock, $0.001 par value, and 5,000,000 shares of undesignated preferred stock, $0.001 par value. Immediately following the completion of this offering, assuming no exercise of the underwriters' over-allotment option and no additional shares are issued after February 21, 2001, an aggregate of 55,496,878 shares of common stock will be issued and outstanding, and no shares of preferred stock will be issued and outstanding.


     The following description of our capital stock is subject to and qualified by our certificate of incorporation and bylaws, which are included as exhibits to the registration statement of which this prospectus forms a part, and by the provisions of the applicable Delaware law.

COMMON STOCK

     The holders of our common stock are entitled to one vote per share on all matters to be voted upon by our stockholders. Subject to preferences that may apply to any outstanding preferred stock that we may issue, the holders of common stock are entitled to receive ratably those dividends, if any, as may be declared from time to time by our board of directors out of funds legally available for dividends. See "Dividend Policy." In the event of our liquidation, dissolution or winding up of our company, the holders of our common stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior distribution rights of preferred stock, if any, then outstanding. Our common stock has no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to our common stock. All outstanding shares of our common stock are fully paid and nonassessable, and the shares of our common stock outstanding upon completion of this offering will be fully paid and nonassessable.

PREFERRED STOCK

     Our board of directors is authorized to issue from time to time, without stockholder authorization, in one or more designated series, any or all of our authorized but unissued shares of preferred stock with any dividend, redemption, conversion and exchange provisions as may be provided in the particular series. Any series of preferred stock may possess voting, dividend, liquidation and redemption rights superior to those of the common stock.

     The rights of the holders of our common stock will be subject to, and may be adversely affected by, the rights of the holders of any preferred stock that may be issued in the future. Issuance of a new series of preferred stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of entrenching our board of directors and making it more difficult for a third-party to acquire, or discourage a third-party from acquiring, a majority of our outstanding voting stock. Upon the closing of this offering, no shares of our preferred stock will be outstanding and we have no present plans to issue any shares of or designate any series of preferred stock.

REGISTRATION RIGHTS


     Upon completion of the offering, the holders of an aggregate of approximately 48,417,182 shares of our common stock will be entitled to certain rights with respect to the registration of the shares under the Securities Act. These rights are provided under the terms of agreements between us and the holders of these securities. If we propose to register any of our securities under the Securities Act, either for our own account or for the account of other security holders exercising registration rights, these holders are entitled to notice of the registration and are entitled to include shares of common stock in the registration. The rights are subject to conditions and limitations, among them the right of the underwriters of an offering subject to the registration to limit the number of shares included in the registration. Holders of these rights may also require us to file a registration statement under the Securities Act at our expense with respect to their shares of common stock, and we are required to use our best efforts to effect the registration, subject to conditions and limitations. Furthermore, stockholders with registration rights may require us to file additional registration statements on Form S-3, subject to conditions and limitations.

ANTITAKEOVER EFFECTS OF PROVISIONS OF THE CERTIFICATE OF INCORPORATION, BYLAWS AND DELAWARE LAW

     Some provisions of our amended and restated certificate of incorporation and our amended and restated bylaws could discourage potential acquisition proposals and could delay or prevent a change in control of our company. These provisions also may have the effect of preventing changes in the management of our company. Our amended and restated certificate of incorporation authorizes our board to establish one or more series of undesignated preferred stock, the terms of which can be determined by our board at the time of issuance. Our amended and restated certificate of incorporation also provides that all stockholder action must be effected at a duly called meeting of stockholders and not by written consent. In addition, our amended and restated certificate of incorporation and bylaws do not permit our stockholders to call a special meeting of stockholders. Only our Chief Executive Officer, President, chairman of the board or a majority of the board of directors are permitted to call a special meeting of stockholders. Our amended and restated certificate of incorporation also provides that the board of directors is divided into three classes, with each director assigned to a class with a term of three years, and that the number of directors may only be determined by the board of directors. Our amended and restated bylaws require that stockholders give advance notice to our secretary of any nominations for director or other business to be brought by stockholders at any stockholders' meeting, and that the chairman of the board has the authority to adjourn any meeting called by the stockholders, if a quorum is not present at the stockholders' meeting. Our amended and restated bylaws also require a supermajority vote of our stockholders to amend certain bylaw provisions.


     We are subject to Section 203 of the Delaware General Corporation Law, an anti-takeover law. In general, Section 203 prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years following the time that the stockholder became an interested stockholder, unless:



     - prior to that time, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;


     - upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the corporation's voting stock outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned by:

      (i)  persons who are directors and also officers; and

      (ii) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

     - at or subsequent to that time, the business combination is approved by the board of directors of the corporation and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.


     Section 203 defines "business combination" to include the following:

     - any merger or consolidation involving the corporation and the interested stockholder;

     - any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder;

     - subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

     - any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or

     - the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

     In general, Section 203 defines an interested stockholder as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by any of these entities or persons.

TRANSFER AGENT AND REGISTRAR

     Our transfer agent and registrar for our common stock is EquiServe Trust Company, N.A. Its telephone number is (781) 575-2294.

LISTING

     We have applied to have shares of our common stock listed on the Nasdaq National Market under the symbol "WEBG".

                        SHARES ELIGIBLE FOR FUTURE SALE

     Prior to this offering, there has been no public market for our common stock. We cannot predict the effect, if any, that market sales of shares of our common stock or the availability of shares of our common stock for sale will have on the market price of common stock prevailing from time to time. Sales of substantial amounts of our common stock in the public market could adversely affect the market price of our common stock and could impair our future ability to raise capital through the sale of our equity securities.


     Upon the completion of this offering, we will have 55,496,878 shares of common stock outstanding, assuming no exercise of the underwriters' over-allotment option and no additional shares are issued after February 21, 2001.



     All of the shares sold in this offering will be freely tradable, except that any shares held by our "affiliates," as that term is defined in Rule 144 promulgated under the Securities Act, may only be sold in compliance with the limitations described below. The remaining 49,496,878 shares of our common stock held by existing stockholders will be deemed "restricted securities" as defined under Rule 144. Restricted shares may be sold in the public market only if registered or if they qualify for an exemption from registration under Rules 144, 144(k) or 701 promulgated under the Securities Act, which rules are summarized below. Subject to the lock-up agreements described below and the provisions of Rules 144, 144(k) and 701, shares will be available for sale in the public market as follows:



              NUMBER OF
               SHARES
-------------------------------------
             ........................  On the date of this prospectus;
             ........................  180 days after the date of this prospectus; and
             ........................  At various times beginning more than 180 days after the date of this prospectus.


RULE 144

     In general, under Rule 144 as currently in effect, a person, or group of persons whose shares are required to be aggregated, including any of our affiliates, who has beneficially owned shares for at least one year, including the holding period of any prior owner who is not an affiliate, is entitled to sell within any three-month period commencing 90 days after the date of this prospectus, a number of shares that does not exceed the greater of:

     - one percent of the then-outstanding shares of our common stock, which
       will be approximately                shares immediately after this
       offering; or

     - the average weekly trading volume in our common stock during the four calendar weeks preceding the date on which notice of such sale is filed with the Commission, subject to restrictions.


     Sales under Rule 144 are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us.



RULE 144(k)



     Under Rule 144(k), a person who is not deemed to have been an affiliate at any time during the 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least two years, including the holding period of any prior owner who is not an affiliate, would be entitled to sell these shares under Rule 144(k) without complying with the volume limitation, manner of sale, notice or public information provisions of Rule 144. Therefore, unless otherwise restricted, such as pursuant to the lock-up agreement, these shares may be sold immediately upon the completion of this offering.



RULE 701



     In general, under Rule 701 of the Securities Act as currently in effect, our employees, consultants or advisors who purchase shares of our common stock from us in connection with a written compensatory plan or contract can resell those shares 90 days after the effective date of this offering in reliance on Rule 144, but without compliance with some of the restrictions under Rule 144, including the holding period.


STOCK OPTIONS


     As of February 21, 2001, options to purchase a total of 13,010,122 shares of our common stock were outstanding. We intend to file a Form S-8 registration statement under the Securities Act to register all shares of our common stock issuable under our 2001 stock incentive plan and our 2001 employee stock purchase plan. Accordingly, shares of common stock underlying these options will be eligible for sale in the public markets, subject to vesting restrictions or the lock-up agreements described below.


LOCK-UP AGREEMENTS

     We have agreed, and each of our officers and substantially all of our security holders and optionholders have agreed, subject to specified exceptions, not to, without the prior written consent of Lehman Brothers Inc., directly or indirectly, offer for sale, sell, pledge, enter into any swap or other derivatives transaction that transfers to another any of the economic benefits or risks of ownership of our common stock, or otherwise dispose of any shares of our common stock or any securities convertible into or exercisable or exchangeable for shares of our common stock or take any action to do any of the foregoing during the 180-day period following the date of this prospectus or pursuant to the earlier releases described below. Lehman Brothers Inc. may, in its sole discretion and at any time without notice, release all or any portion of the securities subject to lock-up agreements.

     If the price of our common stock is greater than twice the initial public offering price per share for the time periods set forth below, then a percentage of the securities subject to lock-up agreements will be released from the transfer restrictions of the lock-up agreements at the time set forth below.

          TIME PERIOD                    AMOUNT RELEASED                   TIME RELEASED
          -----------                    ---------------                   -------------
20 of the 30 consecutive         25% of the securities subject    The 90th day after the date of
trading days ending on the last  to lock-up agreements as of the  this prospectus.
trading day preceding the 90th   date of this prospectus.
day after the date of this
prospectus.

20 of the 30 consecutive         An additional 25% of the         The 120th day after the date of
trading days ending on the last  securities subject to lock-up    this prospectus.
trading day preceding the 120th  agreements as of the date of
day after the date of this       this prospectus.
prospectus.

     However, if the securities to be released above would be released during one of our blackout periods, then such release will be delayed until the first trading day after the end of the blackout period under the lock-up agreement. The blackout period under the lock-up agreement begins on the first day of the third month of each fiscal quarter and ends three trading days after we announce our quarterly results. During the blackout period under the lock-up agreement, we do not allow our directors, officers and key employees to trade our stock.

                                  UNDERWRITING

GENERAL

     Under the underwriting agreement, which is filed as an exhibit to the registration statement relating to this prospectus, Lehman Brothers Inc., SG Cowen Securities Corporation, Thomas Weisel Partners LLC and Fidelity Capital Markets, a division of National Financial Services LLC, are acting as representatives of each of the underwriters named below. Under the underwriting agreement, each of the underwriters has agreed to purchase from us the aggregate number of shares of common stock shown opposite its name below:

                                                                     NUMBER OF
                            UNDERWRITERS                               SHARES
                            ------------                          ----------------
    Lehman Brothers Inc.........................................
    SG Cowen Securities Corporation.............................
    Thomas Weisel Partners LLC..................................
    Fidelity Capital Markets, a division of National Financial
      Services LLC..............................................
                                                                        ----
    Total.......................................................
                                                                        ====

     The underwriting agreement provides that the underwriters' obligations to purchase shares of our common stock depend on the satisfaction of the conditions contained in the underwriting agreement and that, if any of the shares of common stock are purchased by the underwriters under the underwriting agreement, all of the shares of our common stock that the underwriters have agreed to purchase under the underwriting agreement must be purchased. The conditions contained in the underwriting agreement include the requirement that the representations and warranties made by us to the underwriters are true, that there is no material change in the financial markets and that we deliver to the underwriters customary closing documents.

     The following table shows the underwriting fees to be paid to the underwriters by us in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase additional shares from our company described below. The underwriting fee is the difference between the public offering price and the amount the underwriters pay to purchase the shares from us. On a per share basis, the
underwriting fee is      % of the initial public offering price.

                                                              NO EXERCISE    FULL EXERCISE
                                                              -----------    -------------
Per share...................................................    $               $
Total.......................................................    $               $

     The representatives have advised us that the underwriters propose to offer the shares of our common stock directly to the public at the initial public offering price set forth on the cover page of this prospectus, and to dealers, who may include the underwriters, at this public offering price less a selling
concession not in excess of $     per share. The underwriters may allow, and the
dealers may reallow, a concession not in excess of $     per share to brokers
and dealers. After the offering, the underwriters may change the offering price and other selling terms.


     We estimate that the total expenses of this offering, including registration, filing and listing fees, printing fees and legal and accounting expenses, but excluding underwriting discounts and commissions, will be approximately $2,000,000.



     We have granted to the underwriters an option to purchase up to an aggregate of 900,000 additional shares of our common stock to cover over-allotments, if any, at the initial public offering price less the underwriting discounts and commissions shown on the cover page of this prospectus.

The underwriters may exercise this option any time until 30 days after the date of the underwriting agreement. If this option is exercised, each underwriter will be committed so long as the conditions of the underwriting agreement are satisfied, to purchase a number of additional shares of our common stock proportionate to the underwriter's initial commitment as indicated in the table above.

     We have agreed that, subject to specified exceptions, without the consent of Lehman Brothers Inc., we will not, directly or indirectly, offer, sell or otherwise dispose of any shares of our common stock or any securities that may be converted into or exchanged for any shares of our common stock for a period of 180 days from the date of this prospectus. All of our directors, executive officers and substantially all of our security holders have agreed under lock-up agreements that, without the prior written consent of Lehman Brothers Inc., they will not, directly or indirectly, offer for sale, sell, pledge, enter into any swap or other derivatives transaction that transfers to another any of the economic benefits or risks of ownership of our common stock, or otherwise dispose of any shares of our common stock or any securities that may be converted into or exchanged for any shares of common stock for the period ending up to 180 days after the date of this prospectus or pursuant to an earlier release as provided in the lock-up agreements and as described under the heading "Shares Eligible For Future Sale-Lock-up Agreements" in this prospectus.

     Prior to this offering, there has been no public market for the shares of our common stock. The initial public offering price has been negotiated between the representatives and us. The material factors considered in determining the initial public offering price of our common stock, in addition to prevailing market conditions, were:

     - our historical performance and capital structure;

     - estimates of our business potential and earning prospects;

     - an overall assessment of our management; and

     - the above factors in relation to market valuation of companies in related businesses.


     We have agreed to indemnify the underwriters against liabilities under the Securities Act and liabilities arising from breaches of the representations and warranties contained in the underwriting agreement, and to contribute to payments that the underwriters may be required to make for these liabilities. We have further agreed to indemnify Lehman Brothers Inc. against liabilities related to the directed share program referred to below, including liabilities under the Securities Act.


     The representatives may engage in over-allotment, stabilizing transactions, syndicate covering transactions and penalty bids or purchases for the purpose of pegging, fixing or maintaining the price of the common stock, in accordance with Regulation M under the Securities Exchange Act of 1934:

     - Over-allotment involves sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-alloted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any short position by exercising their over-allotment option and/or purchasing shares in the open market.

     - Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

     - Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

     - Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

     These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on The Nasdaq National Market or otherwise and, if commenced, may be discontinued at any time.

     Neither we nor any of the underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transaction described above may have on the price of the common stock. In addition, neither we nor any of the underwriters makes any representation that the representatives will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.


     This prospectus is not, and under no circumstances is to be construed as, an advertisement or a public offering of shares in Canada or any province or territory thereof. Any offer or sale of shares in Canada will be made only under an exemption from the requirements to file a prospectus supplement or prospectus and an exemption from the dealer registration requirement in the relevant province or territory of Canada in which such offer or sale is made.


     Purchasers of the shares of common stock offered in this prospectus may be required to pay stamp taxes and other charges under the laws and practices of the country of purchase, in addition to the offering price listed on the cover page of this prospectus.

     The representatives have informed us that they do not intend to confirm the sales of shares of common stock offered by this prospectus to any accounts over which they exercise discretionary authority in excess of five percent of the shares offered by them.

     At our request, the underwriters have reserved up to           shares of
the common stock offered by this prospectus for sale to our officers, directors, employees and their family members and to our business associates at the initial public offering price set forth on the cover page of this prospectus. These persons must commit to purchase no later than the close of business on the day following the date of this prospectus. The number of shares available for sale to the general public will be reduced to the extent these persons purchase the reserved shares.


     A prospectus in electronic format may be made available on the Internet sites or through other online services maintained by one or more of the underwriters and/or selling group members participating in this offering, or by their affiliates. In those cases, prospective investors may view offering terms online and, depending upon the particular underwriter or selling group member, prospective investors may be allowed to place orders online. The underwriters may agree with us to allocate a specific number of shares for sale to online brokerage account holders. Any such allocation for online distributions will be made by the representatives on the same basis as other allocations.

     Other than the prospectus in electronic format, the information on any underwriter's or selling group member's Web site and any information contained in any other Web site maintained by an underwriter or selling group member is not part of the prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or any underwriter or selling group member in its capacity as underwriter or selling group member and should not be relied upon by investors.



INFORMATION REGARDING THOMAS WEISEL PARTNERS LLC



     Thomas Weisel Partners LLC, one of the representatives of the underwriters, was organized and registered as a broker-dealer in December 1998. Since December 1998, Thomas Weisel Partners LLC has been named as a lead or co-manager on 157 completed transactions, and has acted as a syndicate member in an additional 139 public offerings of equity securities. Thomas Weisel Partners LLC does not have any material relationship with us or any of our officers, directors or controlling persons, except with respect to its contractual relationship with us under the underwriting agreement entered into in connection with this offering.


                                 LEGAL MATTERS

     The validity of shares of our common stock offered by us will be passed upon for us by Brobeck, Phleger & Harrison LLP, San Francisco, California. Cooley Godward LLP, San Francisco, California, is acting as counsel for the underwriters in connection with selected legal matters relating to the shares of common stock offered by this prospectus.

                                    EXPERTS


     Ernst & Young LLP, independent auditors, have audited the statement of assets acquired and liabilities assumed of the VisualCafe product line as of December 31, 1999 and the related statements of revenues and direct expenses for each of the two years in the period ended December 31, 1999, and the consolidated financial statements of our Company, as of January 31, 2000 and January 31, 2001 and for the one month period ended January 31, 2000 and the year ended January 31, 2001. We have included our financial statements in this prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.



     Ernst & Young LLP, independent auditors, have audited the statements of operations and cash flows of Tendril Software, Inc. for the year ended December 31, 1999. We have included Tendril's financial statements in this prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.


     Ernst & Young LLP, independent auditors, have audited the consolidated statement of operations of The Object People, Inc. TopLink line of business for the year ended July 31, 1999. We have included The Object People's financial statements in this prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

     Ernst & Young LLP, independent auditors, have audited the statements of operations and cash flows of ZAT, Inc. for each of the two years in the period ended December 31, 1999. We have included ZAT's financial statements in this prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

                   WHERE YOU CAN FIND ADDITIONAL INFORMATION

     We have filed with the Securities and Exchange Commission, Washington, D.C. 20549, under the Securities Act a registration statement on Form S-1 relating to the common stock offered pursuant to this prospectus. This prospectus does not contain all of the information set forth in the registration statement and its exhibits and schedules. For further information with respect to us and the shares we are offering pursuant to this prospectus, you should refer to the registration statement and its exhibits and schedules. Statements contained in this prospectus as to the contents of any contract, agreement or other document referred to are not necessarily complete, and you should refer to the copy of that contract or other document filed as an exhibit to the registration statement. You may read or obtain a copy of the registration statement, including exhibits, at the commission's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Each statement in this prospectus relating to a contract or document filed as an exhibit is qualified in all respects by the filed exhibit. You may obtain information on the operation of the public reference room by calling the commission at 1-800-SEC-0330. The commission maintains a Web site that contains reports, proxy information statements and other information regarding registrants that file electronically with the commission. The address of this Web site is http://www.sec.gov. As a result of the offering, the information and reporting requirements of the Securities Exchange Act of 1934 will apply to us. We intend to furnish holders of our common stock with annual reports containing, among other information, audited financial statements certified by an independent public accounting firm and quarterly reports containing unaudited condensed financial information for the first three quarters of each fiscal year. We intend to furnish other reports as we may determine or as may be required by law.

                                 WEBGAIN, INC.

                         INDEX TO FINANCIAL STATEMENTS


                                                              PAGE
                                                              ----
WEBGAIN, INC. CONSOLIDATED FINANCIAL STATEMENTS
Report of Ernst & Young LLP, Independent Auditors...........   F-2
Consolidated Balance Sheets.................................   F-3
Consolidated Statements of Operations.......................   F-4
Consolidated Statement of Stockholders' Equity..............   F-5
Consolidated Statements of Cash Flows.......................   F-6
Notes to Consolidated Financial Statements..................   F-7
PRO FORMA COMBINED FINANCIAL INFORMATION....................  F-31
Unaudited Pro Forma Combined Statement of Operations
  (Twelve Months Ended January 31, 2000)....................  F-34
Unaudited Pro Forma Combined Statement of Operations
  (Twelve Months Ended January 31, 2001)....................  F-35
Notes to Unaudited Pro Forma Combined Financial
  Information...............................................  F-36
TENDRIL SOFTWARE, INC.
Report of Ernst & Young LLP, Independent Auditors...........  F-38
Statements of Operations....................................  F-39
Statements of Cash Flows....................................  F-40
Notes to Financial Statements...............................  F-41
THE OBJECT PEOPLE INC.
Report of Ernst & Young LLP, Independent Auditors...........  F-45
Consolidated Statements of Operations.......................  F-46
Notes to the Consolidated Statements of Operations..........  F-47
ZAT, INC.
Report of Ernst & Young LLP, Independent Auditors...........  F-52
Statements of Operations....................................  F-53
Statements of Cash Flows....................................  F-54
Notes to Financial Statements...............................  F-55

               REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

The Board of Directors and Stockholders
WebGain, Inc.


     We have audited the accompanying statement of assets acquired and liabilities assumed of the VisualCafe product line ("predecessor"), as of December 31, 1999 and the related statements of revenue and direct expenses for each of the two years in the period ended December 31, 1999, and the consolidated balance sheets of WebGain, Inc. as of January 31, 2000 and 2001, and the related consolidated statements of operations, stockholders' equity and cash flows for the one month period ended January 31, 2000 and the year ended January 31, 2001. These financial statements are the responsibility of WebGain's management. Our responsibility is to express an opinion on these financial statements based on our audits.


     We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     As described in Note 1, the accompanying financial statements of the predecessor have been prepared solely to present the assets acquired and liabilities assumed as of December 31, 1999 of the predecessor acquired by WebGain, Inc. pursuant to the purchase agreement, dated December 10, 1999, and the related revenue and direct expenses of the predecessor for each of the two years in the period ended December 31, 1999 for the purposes of complying with the requirements of the Securities and Exchange Commission and are not intended to be a complete presentation of the assets and liabilities or the results of operations of the predecessor.


     In our opinion, the financial statements referred to above present fairly, in all material respects, the assets acquired and liabilities assumed of the predecessor at December 31, 1999 and the related statements of revenues and direct expenses of the predecessor for each of the two years in the period ended December 31, 1999 and the consolidated financial position of WebGain, Inc. as of January 31, 2000 and 2001 and the consolidated results of its operations and its cash flows for the one month period ended January 31, 2000 and the year ended January 31, 2001, in conformity with accounting principles generally accepted in the United States.



                                          ERNST & YOUNG LLP

Palo Alto, California

March 30, 2001

                                 WEBGAIN, INC.
              CONSOLIDATED BALANCE SHEETS OF WEBGAIN AND STATEMENT
         OF ASSETS ACQUIRED AND LIABILITIES ASSUMED OF THE PREDECESSOR
                       (IN THOUSANDS, EXCEPT SHARE DATA)


                                                                                                           PRO FORMA
                                                              PREDECESSOR             WEBGAIN            STOCKHOLDERS'
                                                              ------------   -------------------------     EQUITY AT
                                                              DECEMBER 31,   JANUARY 31,   JANUARY 31,    JANUARY 31,
                                                                  1999          2000          2001           2001
                                                              ------------   -----------   -----------   -------------
                                                                                                          (UNAUDITED)
Assets
Current assets:
  Cash and cash equivalents.................................    $    --        $ 1,159      $  5,815
  Trade accounts receivable, net of allowance for doubtful
    accounts of $100 at January 31, 2000 and $1,170 at
    January 31, 2001........................................         --          2,824        13,964
  Related party receivable..................................         --             --           671
  Other receivables.........................................         --          2,908           492
  Prepaids and other current assets.........................        165            318         4,591
                                                                -------        -------      --------
    Total current assets....................................        165          7,209        25,533
                                                                -------        -------      --------
Equipment and leasehold improvements, net...................        261            272         4,280
Goodwill and other purchased intangible assets, net.........         --         75,810       108,761
Other non-current assets....................................         --             --         2,665
                                                                -------        -------      --------
Total assets................................................    $   426        $83,291      $141,239
                                                                =======        =======      ========
Liabilities and Stockholders' Equity
Current liabilities:
  Accounts payable..........................................    $    --        $   106      $  4,263
  Notes payable.............................................         --             --         4,806
  Deferred revenue..........................................      6,555          3,925        10,173
  Accrued compensation and benefits.........................         --            506         3,688
  Related party liabilities.................................         --            136           241
  Accrued acquisition costs.................................         --            288         1,217
  Other accrued expenses....................................         --          1,358         3,137
  Income taxes payable......................................         --             --         1,560
                                                                -------        -------      --------
    Total current liabilities...............................      6,555          6,319        29,085
                                                                -------        -------      --------
Net liabilities assumed.....................................    $ 6,129
                                                                =======
Notes payable, non-current..................................                                     405
Deferred income taxes, non-current..........................                        --         2,933
Convertible notes payable...................................                        --        39,336
Commitments and contingencies...............................
Stockholders' equity:
  Series A Convertible Preferred Stock, $0.001 par value;
    authorized: 7,400,000 at January 31, 2000 and 20,000,000
    at January 31, 2001; issued and outstanding: 7,400,000
    at January 31, 2000 and 8,400,000 at January 31, 2001
    (5,000,000 shares authorized; no shares issued and
    outstanding, pro forma).................................                         7             8       $     --
  Class A Common Stock, $0.001 par value; authorized:
    107,000,000 at January 31, 2000 and 72,000,000 at
    January 31, 2001; issued and outstanding: 3,809,333 at
    January 31, 2000 and 19,413,027 at January 31, 2001
    (305,000,000 shares authorized, 46,524,879 shares issued
    and outstanding, pro forma).............................                         4            19             47
  Class B Common Stock, $0.001 par value; authorized:
    28,572,000 at January 31, 2000 and 15,481,233 at January
    31, 2001; issued and outstanding: 9,524,000 at January
    31, 2000 and none at January 31, 2001 (no shares
    authorized, issued or outstanding, pro forma)...........                        10            --             --
Additional paid-in capital..................................                    83,855       144,064        183,380
Deferred stock-based compensation...........................                    (1,522)      (14,610)       (14,610)
Accumulated deficit.........................................                    (5,382)      (60,001)       (60,001)
                                                                               -------      --------       --------
Total stockholders' equity..................................                    76,972        69,480       $108,816
                                                                               -------      --------       ========
Total liabilities and stockholders' equity..................                   $83,291      $141,239
                                                                               =======      ========


The accompanying notes to consolidated financial statements are an integral part of these statements.

                                 WEBGAIN, INC.
              CONSOLIDATED STATEMENTS OF OPERATIONS OF WEBGAIN AND
                  STATEMENTS OF REVENUE AND DIRECT EXPENSES OF
                                THE PREDECESSOR
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)


                                                                  PREDECESSOR                  WEBGAIN
                                                              --------------------    --------------------------
                                                                   YEAR ENDED          ONE MONTH        YEAR
                                                                  DECEMBER 31,           ENDED          ENDED
                                                              --------------------    JANUARY 31,    JANUARY 31,
                                                                1998        1999         2000           2001
                                                              --------    --------    -----------    -----------
Revenue:
  License fees(1)...........................................  $ 19,813    $ 17,633      $   653       $ 43,734
  Services..................................................       239         645           24          4,829
                                                              --------    --------      -------       --------
    Total revenue...........................................    20,052      18,278          677         48,563
                                                              --------    --------      -------       --------
Cost of revenue:
  License fees..............................................     3,820       2,766           79          2,831
  Services..................................................       101         145          139          3,327
  Amortization of purchased technology......................        --          --          273          4,658
                                                              --------    --------      -------       --------
    Total cost of revenue...................................     3,921       2,911          491         10,816
                                                              --------    --------      -------       --------
Gross profit................................................    16,131      15,367          186         37,747
                                                              --------    --------      -------       --------
Operating expenses:
  Sales and marketing.......................................    15,065      14,212          630         23,144
  Research and development..................................    16,014      12,783          597         14,582
  General and administrative................................        --          --          133          7,250
  In-process research and development.......................        --          --        1,600          6,500
  Amortization of purchased intangible assets and
    goodwill................................................        --          --        1,578         30,707
  Other acquisition related expenses........................        --          --          951            203
  Stock-based compensation(2)...............................        --          --           79          7,157
                                                              --------    --------      -------       --------
    Total operating expenses................................    31,079      26,995        5,568         89,543
                                                              --------    --------      -------       --------
Revenue less direct expenses................................  $(14,948)   $(11,628)
                                                              ========    ========
Loss from operations........................................                             (5,382)       (51,796)
Interest expense and other, net.............................                                 --         (2,176)
                                                                                        -------       --------
Loss before provision for income taxes......................                             (5,382)       (53,972)
Provision for income taxes..................................                                 --           (647)
                                                                                        -------       --------
Net loss....................................................                            $(5,382)      $(54,619)
                                                                                        =======       ========
Basic and diluted net loss per common share.................                            $ (0.40)      $  (3.18)
                                                                                        =======       ========
Shares used in per share calculation........................                             13,333         17,169
                                                                                        =======       ========
Pro forma basic and diluted net loss per share
  (unaudited)...............................................                            $ (0.21)      $  (1.33)
                                                                                        =======       ========
Shares used in pro forma per share calculation
  (unaudited)...............................................                             25,667         40,995
                                                                                        =======       ========


-------------------------


(1) Includes revenue from BEA Systems, Inc., a related party, of $68 for the one month ended January 31, 2000, and $3,181 for the year ended January 31, 2001 (see Note 8).


(2) Stock-based compensation, consisting of amortization of deferred stock-based compensation and the fair value of options issued to non-employees is allocable as follows:


                                                                                                         WEBGAIN
                                                                                                --------------------------
                                                                                                 ONE MONTH        YEAR
                                                                                                   ENDED          ENDED
                                                                                                JANUARY 31,    JANUARY 31,
                                                                                                   2000           2001
                                                                                                -----------    -----------
Cost of services revenue.....................................................................     $    --       $    185
Sales and marketing..........................................................................          17          1,658
Research and development.....................................................................          59          1,759
General and administrative...................................................................           3          3,555
                                                                                                  -------       --------
                                                                                                  $    79       $  7,157
                                                                                                  =======       ========


The accompanying notes to consolidated financial statements are an integral part of these statements.

                                 WEBGAIN, INC.

                 CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY

                    FROM INCEPTION THROUGH JANUARY 31, 2001

                       (IN THOUSANDS, EXCEPT SHARE DATA)


                                                 CONVERTIBLE               CLASS A                 CLASS B
                                               PREFERRED STOCK          COMMON STOCK             COMMON STOCK        ADDITIONAL
                                             --------------------   ---------------------   ----------------------    PAID-IN
                                              SHARES      AMOUNT      SHARES      AMOUNT      SHARES       AMOUNT     CAPITAL
                                             ---------   --------   ----------   --------   -----------   --------   ----------
Issuance of Series A Convertible Preferred
 Stock for cash............................  7,400,000   $      7           --   $     --            --   $     --    $ 36,993
Issuance of Class A Common Stock for
 cash......................................         --         --    3,809,333          4            --         --      11,424
Issuance of Class B Common Stock for
 cash......................................         --         --           --         --     9,524,000         10      28,562
Fair value of options assumed in
 acquisition of the predecessor............         --         --           --         --            --         --       5,275
Deferred stock-based compensation..........         --         --           --         --            --         --       1,601
Amortization of deferred stock-based
 compensation..............................         --         --           --         --            --         --          --
Net loss and comprehensive loss............         --         --           --         --            --         --          --
                                             ---------   --------   ----------   --------   -----------   --------    --------
Balances as of January 31, 2000............  7,400,000          7    3,809,333          4     9,524,000         10      83,855
Issuance of Series A Convertible Preferred
 Stock for cash............................  1,000,000          1           --         --            --         --       4,999
Issuance of Class A Common Stock for
 cash......................................         --         --      566,667         --            --         --       1,700
Issuance of Class B Common Stock for
 cash......................................         --         --           --         --     1,433,333          1       4,299
Fair value of options assumed in
 acquisition of Tendril Software, Inc. ....         --         --           --         --            --         --         486
Fair value of additional options assumed in
 acquisition of the predecessor............         --         --           --         --            --         --         417
Conversion of Class B Common Stock into
 Class A Common Stock......................         --         --   10,957,333         11   (10,957,333)       (11)         --
Issuance of Class A Common Stock for the
 acquisition of ZAT, Inc. .................         --         --    2,999,998          3            --         --      25,309
Issuance of Common Stock pursuant to
 options exercised.........................         --         --    1,079,696          1            --         --       2,754
Fair value of options granted to
 non-employees.............................         --         --           --         --            --         --         855
Deferred stock-based compensation..........         --         --           --         --            --         --      19,390
Amortization of deferred stock-based
 compensation..............................         --         --           --         --            --         --          --
Net loss and comprehensive loss............         --         --           --         --            --         --          --
                                             ---------   --------   ----------   --------   -----------   --------    --------
Balances as of January 31, 2001............  8,400,000   $      8   19,413,027   $     19            --   $     --    $144,064
                                             =========   ========   ==========   ========   ===========   ========    ========

                                             DEFERRED
                                              STOCK-
                                              BASED      ACCUM-        TOTAL
                                             COMPEN-     ULATED    STOCKHOLDERS'
                                              SATION    DEFICIT       EQUITY
                                             --------   --------   -------------
Issuance of Series A Convertible Preferred
 Stock for cash............................  $     --   $     --     $ 37,000
Issuance of Class A Common Stock for
 cash......................................        --         --       11,428
Issuance of Class B Common Stock for
 cash......................................        --         --       28,572
Fair value of options assumed in
 acquisition of the predecessor............        --         --        5,275
Deferred stock-based compensation..........    (1,601)        --           --
Amortization of deferred stock-based
 compensation..............................        79         --           79
Net loss and comprehensive loss............        --     (5,382)      (5,382)
                                             --------   --------     --------
Balances as of January 31, 2000............    (1,522)    (5,382)      76,972
Issuance of Series A Convertible Preferred
 Stock for cash............................        --         --        5,000
Issuance of Class A Common Stock for
 cash......................................        --         --        1,700
Issuance of Class B Common Stock for
 cash......................................        --         --        4,300
Fair value of options assumed in
 acquisition of Tendril Software, Inc. ....        --         --          486
Fair value of additional options assumed in
 acquisition of the predecessor............        --         --          417
Conversion of Class B Common Stock into
 Class A Common Stock......................        --         --           --
Issuance of Class A Common Stock for the
 acquisition of ZAT, Inc. .................        --         --       25,312
Issuance of Common Stock pursuant to
 options exercised.........................        --         --        2,755
Fair value of options granted to
 non-employees.............................        --         --          855
Deferred stock-based compensation..........   (19,390)        --           --
Amortization of deferred stock-based
 compensation..............................     6,302                   6,302
Net loss and comprehensive loss............        --    (54,619)     (54,619)
                                             --------   --------     --------
Balances as of January 31, 2001............  $(14,610)  $(60,001)    $ 69,480
                                             ========   ========     ========


The accompanying notes to consolidated financial statements are an integral part of these statements.

                                 WEBGAIN, INC.
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)


                                                                            WEBGAIN
                                                              ------------------------------------
                                                              ONE MONTH ENDED       YEAR ENDED
                                                                JANUARY 31,         JANUARY 31,
                                                                   2000                2001
                                                              ---------------    -----------------
OPERATING ACTIVITIES:
  Net loss..................................................     $ (5,382)           $(54,619)
  Adjustments to reconcile net loss to net cash used by
    operations:
    Depreciation and amortization of equipment and leasehold
      improvements..........................................           14                 598
    Amortization of goodwill................................        1,101              23,636
    Amortization of other purchased intangible assets.......          750              11,729
    Acquired in-process research and development............        1,600               6,500
    Non-employee stock-based compensation...................           --                 855
    Amortization of deferred stock-based compensation.......           79               6,302
    Amortization of prepaid compensation costs..............           --                  41
    Bad debt expense........................................          100                 977
    Deferred tax liability..................................           --                (847)
    Net change in assets and liabilities, excluding effects
      of acquisitions:
      Trade accounts receivable.............................          (16)             (9,603)
      Other receivables.....................................       (2,908)              3,245
      Prepaids and other assets.............................         (154)             (5,420)
      Accounts payable......................................          106               3,158
      Deferred revenue......................................        2,247               6,150
      Accrued compensation and benefits.....................          506               3,128
      Accrued acquisition expenses..........................          (62)             (3,698)
      Income taxes payable..................................           --              (2,636)
      Other accrued expenses................................          696               3,550
      Related party receivables and payables, net...........          136                (566)
                                                                 --------            --------
Net cash used by operating activities.......................       (1,187)             (7,520)
                                                                 --------            --------
INVESTING ACTIVITIES:
  Capital expenditures......................................           (4)             (4,401)
  Capitalized software costs................................           --                (523)
  Purchase of the VisualCafe product line...................      (74,650)                 --
  Purchase of Tendril Software, Inc.........................           --              (8,894)
  Purchase of The Object People Inc.........................           --             (24,500)
  Purchase of ZAT, Inc......................................           --              (7,500)
  Purchase of Bloomsbury Software Company Limited...........           --                (650)
  Cash acquired in business purchases.......................           --               4,370
                                                                 --------            --------
Net cash used in investing activities.......................      (74,654)            (42,098)
                                                                 --------            --------
FINANCING ACTIVITIES:
  Net proceeds from sale of Convertible Preferred Stock.....       37,000               5,000
  Net proceeds from sale of Common Stock....................       40,000               8,756
  Principal payments on debt assumed in acquisitions........           --                (482)
  Proceeds from issuance of convertible notes payable.......           --              37,000
  Proceeds from issuance of notes payable...................           --               4,000
                                                                 --------            --------
Net cash provided by financing activities...................       77,000              54,274
                                                                 --------            --------
Increase in cash and cash equivalents.......................        1,159               4,656
Beginning cash and cash equivalents.........................           --               1,159
                                                                 --------            --------
Ending cash and cash equivalents............................     $  1,159            $  5,815
                                                                 ========            ========
SUPPLEMENTAL CASH FLOW DISCLOSURES:
  Cash paid for income taxes, net of refunds received,
    including income tax liability assumed in acquisition...     $     --            $  3,288
  Interest paid.............................................           --                   3
SUPPLEMENTAL SCHEDULE OF NON-CASH INVESTING AND FINANCING
  ACTIVITIES:
  Issuance of Class A Common Stock for acquisition of ZAT,
    Inc.....................................................     $     --            $ 25,312
  Value of options assumed in acquisitions..................     $  5,275            $    903
  Deferred stock-based compensation related to options
    granted.................................................     $  1,601            $ 19,390
  Conversion of Class B Common Stock to Class A Common
    Stock...................................................     $     --            $     11


The accompanying notes to consolidated financial statements are an integral part of these statements.

                                 WEBGAIN, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.  ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

BUSINESS


     WebGain, Inc. (the "Company" or "WebGain") provides application life cycle management software that enables the rapid creation and continuous improvement of eBusiness applications. WebGain's software products and related services allow an enterprise to effectively manage the life cycle of an eBusiness application. WebGain was incorporated in Delaware in November 1999 under the name WB Information Corporation and subsequently changed its name to WebGain, Inc. in February 2000. The initial business activity of WebGain commenced simultaneously with the acquisition of the VisualCafe product line (the "VisualCafe product line", "VisualCafe" or the "predecessor") of Symantec Corporation ("Symantec") on December 31, 1999. During the period from November 1999 through December 1999, WebGain was a development stage enterprise and had no revenues. The operating activities during this period related primarily to developing the business strategy, pursuing the acquisition of the VisualCafe product line and developing the corporate infrastructure. WebGain is headquartered in Santa Clara, California.


BASIS OF PRESENTATION FOR WEBGAIN

     The accompanying consolidated financial statements include the accounts of WebGain and its wholly owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation. Operations of businesses acquired and accounted for as purchases are consolidated as of the date of acquisition.


     WebGain has incurred operating losses to date, including a net loss of approximately $54.6 million for the year ended January 31, 2001. WebGain anticipates additional funding will be needed to finance expected growth in operations in the fiscal year ending January 31, 2002. If such additional funding is not available, management believes, based on anticipated operations, that available resources combined with future revenue and the anticipated conversion of the outstanding notes payable into stock will provide sufficient resources to enable WebGain to meet its obligations through at least January 31, 2002. If anticipated operations are not achieved, management has the intent and believes it has the ability to delay or reduce expenditures so as not to require additional financial resources if such resources were not available. However, if we cannot raise funds on acceptable terms if and when needed, we may be unable to develop or enhance our products and services, capitalize on future opportunities, grow our business or respond to competitive pressures or unanticipated requirements, which could seriously harm our business.


BASIS OF PRESENTATION FOR THE PREDECESSOR BUSINESS

     The accompanying financial statements of the predecessor were prepared to present the assets acquired and liabilities assumed and the related revenue and direct expenses of the predecessor and are not intended to be a complete presentation of the results of operations of the predecessor. The related revenue and direct expenses include revenue, cost of revenue, and direct expenses for the predecessor. In accordance with the terms of the acquisition agreement, the assets acquired and liabilities assumed of the predecessor were transferred from Symantec to WebGain.

     The predecessor was not a separate legal entity or a reportable segment of Symantec. Accordingly, separate financial statements have not been maintained for the operations sold to WebGain. Symantec maintained separate accounts to capture research and development and certain product specific marketing activities of the predecessor. Symantec did not maintain separate accounts

                                 WEBGAIN, INC.

to capture corporate services, information services, selling, other marketing, or general and administrative expenses incurred at the corporate level, and therefore no such costs have been allocated to the predecessor by Symantec. Symantec's cost of revenue includes the direct manufacturing costs of the VisualCafe product line, royalties, and the allocation of various manufacturing overhead costs to the predecessor.

     The accompanying financial statements of the predecessor have been prepared from the historical accounting records of Symantec and do not purport to reflect the assets, liabilities, deferred revenue, revenue, cost of sales and direct expenses that would have resulted if the predecessor had operated as an unaffiliated independent company. Since only certain assets were transferred, statements of cash flows are not applicable.

     The accompanying statement of assets acquired and liabilities assumed of the predecessor and the related statements of revenue and direct expenses of the predecessor were prepared solely to comply with the requirements of the Securities and Exchange Commission. These financial statements are not intended to be a complete presentation of the assets and liabilities or the results of operations of the predecessor.

FISCAL YEARS

     WebGain's fiscal year end is January 31. WebGain's predecessor had a 52/53-week fiscal accounting year. Accordingly, all references as of and for the periods ended December 31, 1998 and 1999 reflect amounts as of and for the periods ended January 1, 1999 and December 31, 1999, each of which reflect 52 weeks of activity.


USE OF ESTIMATES


     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates.

FOREIGN CURRENCY TRANSLATION


     As of January 31, 2000 and 2001, the United States dollar is the functional currency of WebGain's foreign subsidiaries. Monetary assets and liabilities denominated in foreign currencies are translated using the exchange rate on the balance sheet dates, while the remaining assets and liabilities are translated at historical exchange rates. Revenue and expenses are translated using average exchange rates prevailing during the period. Foreign currency translation and transaction gains and losses have not been significant to date and are included in the determination of net loss.


REVENUE RECOGNITION

     WebGain has derived its revenue from perpetual licenses to use its software products and the sale of related services, which includes product maintenance and consulting. Product maintenance includes product support and rights to upgrades on a when and if available basis. Consulting services consist of initial training and, when requested, assisting customers in the use of WebGain products. WebGain licenses its products and sells its services primarily through a direct sales force as well as indirectly through channel partners, independent software vendors, systems integrators and distributors. WebGain's software does not require significant production, customization or modification.

                                 WEBGAIN, INC.

LICENSE FEES REVENUE

     WebGain recognizes the revenue allocable to software licenses and specified upgrades when a customer purchase order or contract has been received and accepted, delivery of the product has occurred, the fee is fixed or determinable and collection of the fee is probable based on credit review procedures. Once all of the above conditions have been met, WebGain recognizes license revenue based upon the residual method after all elements other than maintenance have been delivered, as prescribed by Statement of Position 98-9 "Modification of SOP No. 97-2 with Respect to Certain Transactions." WebGain considers all arrangements with payment terms extending beyond its normal payment terms not to be fixed or determinable. If the fee is not fixed or determinable, revenue is recognized as payments become due from the customer. If collectibility is not considered probable, revenue is recognized when the fee is collected. License fees revenue related to trial ware versions are not recognized until the permanent unique access code has been delivered and the customer is obligated to pay for the software.

     In instances where delivery is electronic and all other criteria for revenue recognition have been achieved, the product is considered to have been delivered when the customer either takes possession of the software via a download or the unique access code to download the software from the Internet has been provided to the customer.

     WebGain's agreements with certain distributors and resellers permit them to exchange products under certain circumstances and permit returns from certain resellers subject to specific limitations. Revenue on arrangements with customers who are not ultimate end users (distributors, resellers, etc.) is not recognized until the software is delivered to an end user. However, WebGain recognizes revenue on sales of products to a few indirect channel partners upon delivery as they bundle WebGain's products in their offerings and do not have a right of return. Historically, WebGain has not experienced significant returns or exchanges of its products from direct sales to customers.

     Certain arrangements call for the software product to be licensed on a per unit basis. Under these arrangements, revenue allocable to the product is recognized as each unit is requested by and delivered to the customer.


     In December 1999, the staff of the Securities and Exchange Commission issued Staff Accounting Bulletin No. 101 ("SAB 101"). SAB 101 summarizes certain areas of the staff's views in applying generally accepted accounting principles to revenue recognition in financial statements. WebGain adopted SAB 101 in its fiscal quarter beginning November 1, 2000. WebGain believes that its current revenue recognition policy complies with SAB 101.


SERVICES REVENUE

     In accordance with Statement of Position 97-2 "Software Revenue Recognition," vendor specific evidence of fair value of customer support (also referred to as "maintenance") is determined by reference to the price the customer will be required to pay when maintenance is sold separately (equal to the renewal rate). In general, maintenance is priced at 24% of the list price of the licensed software product. Under the residual method, the fair value of the maintenance is deferred and any discount on the sale is allocated to the delivered elements. The maintenance term is typically one year in duration and maintenance revenue is recognized ratably over the maintenance term.

     Revenue allocable to consulting services, such as training, is recognized as the services are performed.

                                 WEBGAIN, INC.

CASH EQUIVALENTS


     WebGain considers investments in highly liquid instruments purchased with an original maturity of 90 days or less to be cash equivalents. WebGain did not have any short-term investments as of January 31, 2000 or 2001. Cash and cash equivalents consist almost entirely of cash and money market deposits.


EQUIPMENT AND LEASEHOLD IMPROVEMENTS


     Equipment and leasehold improvements are stated at cost, net of accumulated depreciation and amortization. See Note 3. Depreciation and amortization are provided on a straight-line basis over the estimated useful lives of the assets, generally the shorter of the lease term or three to seven years.


PURCHASED INTANGIBLE ASSETS AND GOODWILL


     Acquired intangible assets consist of purchased technology, trademarks, non-compete agreements and assembled workforce related to WebGain's acquisitions that have been accounted for using the purchase method. See Notes 4 and 5. Amortization of these purchased intangible assets and goodwill is calculated on the straight-line basis over the estimated useful lives of the assets ranging from twenty-four to forty-eight months. Amortization of purchased technology is included as a component of cost of revenue, while amortization of goodwill and other intangibles is included in operating expenses. Acquired in-process research and development without alternative future use is charged to operations when acquired.



     When appropriate, WebGain performs reviews to determine if the carrying value of goodwill and other intangible assets are impaired. The reviews look for the existence of facts or circumstances, either internal or external, which indicate that the carrying value of the asset cannot be recovered. No such impairment has been indicated to date. If, in the future, management determines the existence of impairment indicators, WebGain would use undiscounted cash flows to initially determine whether impairment should be recognized. If necessary, subsequent calculations to measure the amount of the impairment loss based on the excess of the carrying value over the fair value of the impaired assets would be made. If quoted market prices for the assets are not available, the fair value would be calculated using the present value of estimated expected future cash flows. The cash flow calculations would be based on management's best estimates, using appropriate assumptions and projections at the time.


LONG-LIVED ASSETS

     In accordance with Statement of Financial Accounting Standard No. 121, "Accounting for the Impairment of Long-Lived Assets to be Disposed Of" ("FAS 121"), WebGain identifies and records impairment losses, as circumstances dictate, on long-lived assets used in operations when events and circumstances indicate that the assets might be impaired and the undiscounted cash flows estimated to be generated by those assets are less than the carrying amounts of those assets. No such impairments have been identified with respect to WebGain's long-lived assets, which consist primarily of acquired intangible assets and goodwill, computer equipment, furniture and leasehold improvements.

                                 WEBGAIN, INC.

SOFTWARE DEVELOPMENT COSTS


     Statement of Financial Accounting Standards No. 86, "Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed" ("FAS 86"), requires the capitalization of certain software development costs subsequent to the establishment of technological feasibility. Based on WebGain's product development process, technological feasibility is established upon the completion of a working model. Costs incurred by WebGain between the completion of the working model and the point at which the product is ready for general release have generally been insignificant. Accordingly, WebGain has charged the majority of such costs to research and development expense in the period incurred. During the year ended January 31, 2001, WebGain capitalized $523,000 in development costs which are included in other non-current assets at January 31, 2001. These costs will be amortized to cost of license revenue on a straight-line basis over the expected life of the product of twenty-four months when the product is available for general release.


INTERNAL-USE SOFTWARE

     The American Institute of Certified Public Accountants Statement of Position 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use" ("SOP 98-1") requires the capitalization of certain costs associated with internal-use software, and defines the characteristics of internal-use software. Capitalized internal-use software development costs associated with WebGain's information systems are included in equipment and leasehold improvements and are amortized on a straight-line basis over the estimated useful lives of the related software applications of up to three years.

INCOME TAXES

     Income taxes are computed in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("FAS 109") which requires the use of the liability method in accounting for income taxes. Under FAS 109, deferred tax assets and liabilities are measured based on differences between the financial reporting and tax bases of assets and liabilities using enacted tax rates and laws that are expected to be in effect when the differences are expected to reverse.

ADVERTISING EXPENSE


     Advertising is expensed as incurred. The costs of producing advertising are incurred and expensed during production. The costs of communicating advertising are incurred and expensed as the advertisement is broadcast in accordance with Statement of Position No. 93-7, "Reporting on Advertising Costs" ("SOP 93-7"). Advertising expense was approximately $3.6 million for the year ended December 31, 1998, $2.4 million for the year ended December 31, 1999, $64,000 in the month ended January 31, 2000, and $1.6 million in the year ended January 31, 2001.


FAIR VALUE OF FINANCIAL INSTRUMENTS

     The fair value of notes payable is estimated based on current interest rates available to WebGain for debt instruments with similar terms, degrees of risk and remaining maturities. The carrying values of these obligations approximate their respective fair values.

                                 WEBGAIN, INC.

CONCENTRATIONS OF CREDIT RISK


     Financial instruments, which potentially subject WebGain to concentrations of credit risk, consist principally of trade accounts receivable. The credit risk in WebGain's trade accounts receivable is partially mitigated by WebGain's credit evaluation process and reasonably short collection terms. However, WebGain generally does not require collateral from customers. WebGain maintains reserves for estimated credit losses and, to date, such losses have been within management's expectations. Charges to bad debt expense were $100,000 in the one month ended January 31, 2000 and $1.1 million in the year ended January 31, 2001.


STOCK-BASED COMPENSATION

     WebGain generally grants stock options to its employees for a fixed number of shares with an exercise price equal to the fair market value of the stock on the date of grant. As allowed under Statement of Financial Accounting Standard No. 123, "Accounting for Stock-Based Compensation" ("FAS 123"), WebGain has elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25") and related interpretations in accounting for stock awards to employees. Accordingly, no compensation expense is recognized in WebGain's financial statements in connection with employee stock awards when the exercise price equals the market price of the underlying stock on the date of grant. All stock-based awards to non-employees are accounted for at their fair value, as calculated using the Black-Scholes model, in accordance with FAS 123 and Emerging Issues Task Force Consensus No. 96-18 ("EITF 96-18"). Stock-based awards to non-employees not immediately vested are subject to periodic re-valuation over their vesting terms.

NET LOSS PER SHARE

     WebGain computes net loss per share under the provisions of Statement of Financial Accounting Standard No. 128, "Earnings per Share" ("FAS 128"). Basic net loss per share is computed based on the weighted average number of shares of WebGain's Common Stock outstanding less the weighted average number of shares subject to repurchase. Diluted net loss per share is computed based on the weighted average number of shares of WebGain's Common Stock and common equivalent shares (convertible notes, stock options and Preferred Stock), if dilutive.


     See also Note 14 regarding subsequent events affecting common stock outstanding. The following table sets forth the computation of basic and diluted earnings per share (in thousands, except per share data):



                                                             ONE MONTH       YEAR
                                                               ENDED         ENDED
                                                            JANUARY 31,   JANUARY 31,
                                                               2000          2001
                                                            -----------   -----------
Net loss..................................................    $(5,382)     $(54,619)
                                                              =======      ========
Weighted average shares outstanding.......................     13,333        17,328
Weighted average unvested common shares issued subject to
  repurchase agreements...................................         --          (159)
                                                              -------      --------
Shares used to compute basic and diluted net loss per
  share...................................................     13,333        17,169
                                                              =======      ========
Basic and diluted net loss per share......................    $ (0.40)     $  (3.18)
                                                              =======      ========

                                 WEBGAIN, INC.

     Convertible notes payable, stock options and Convertible Preferred Stock have been excluded from the calculation of diluted loss per common share because all such securities are anti-dilutive for all of the WebGain periods presented. However, these securities could potentially dilute basic loss per share results in the future. All of the Convertible Preferred Stock and convertible notes payable will automatically convert into Common Stock in an initial public offering if it is consummated under the terms presently anticipated. See Notes 6 and 9 for further information on convertible notes payable, stock options and Preferred Stock outstanding.



     Pro forma basic and diluted net loss per share for the one month ended January 31, 2000 and the year ended January 31, 2001 as presented in the statements of operations has been computed as described above and also gives effect, under Securities and Exchange Commission guidance, to the conversion of the Convertible Preferred Stock and convertible notes (using the if-converted method) as of the original date of issuance.



SEGMENT INFORMATION


     WebGain follows Statement of Financial Accounting Standard No. 131, "Disclosures about Segments of an Enterprise and Related Information" ("FAS 131"). FAS 131 establishes standards for reporting financial information about operating segments in financial statements, as well as additional disclosures about products and services, geographic areas, and major customers. WebGain operates in one operating segment, and has operations primarily in the United States and Canada. See Note 13 for export revenue.


UNAUDITED PRO FORMA INFORMATION



     In February 2001, the Board of Directors authorized the management of WebGain to file a registration statement with the Securities and Exchange Commission permitting WebGain to sell shares of its Common Stock to the public. If the initial public offering is consummated under the terms presently anticipated, all of the Preferred Stock and convertible notes payable outstanding will automatically be converted into Common Stock. Unaudited pro forma stockholders' equity at January 31, 2001, as adjusted for the assumed conversion of the Preferred Stock and convertible notes payable is set forth on the balance sheet.


COMPREHENSIVE INCOME

     To date, WebGain has not had any transactions that are required to be reported in comprehensive income.

RECENT ACCOUNTING PRONOUNCEMENTS


     In June 1998, the Financial Accounting Standards Board released Statement of Financial Accounting Standard No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("FAS 133"). FAS 133 establishes the accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. In July 1999, FAS No. 137, "Accounting for Derivative Instruments and Hedging Activities -- Deferral of the Effective Data of FASB Statement 133" ("FAS 137") was issued. FAS 137 deferred the effective date of FAS 133 until the first fiscal quarter of fiscal years beginning after June 15, 2000. WebGain will adopt FAS 133 effective February 1, 2001. WebGain does not expect the

                                 WEBGAIN, INC.

adoption of FAS 133 to have a material impact to its financial position or results of operations since WebGain currently does not invest in derivative instruments or engage in hedging activities.


     In March 2000, the Financial Accounting Standards Board issued Interpretation No. 44, Accounting for Certain Transactions Involving Stock Compensation -- an Interpretation of APB No. 25 ("FIN 44"). FIN 44 clarifies the application of APB 25 and, among other issues clarifies the following: the definition of an employee for purposes of applying APB 25; the criteria for determining whether a plan qualifies as a non-compensatory plan; the accounting consequence of various modifications to the terms of the previously fixed stock options or awards; and the accounting for an exchange of stock compensation awards in a business combination. FIN 44 is effective July 1, 2000, but certain conclusions in FIN 44 cover specific events that occurred after either December 15, 1998 or January 12, 2000. The application of FIN 44 has not had a material impact on WebGain's financial position or results of operations.


2.  OTHER CURRENT ASSETS

OTHER RECEIVABLES


     As of January 31, 2000, other receivables consisted entirely of balances receivable from Symantec in connection with the acquisition of certain assets and liabilities of the predecessor. See Notes 1 and 4. These amounts had all been received by October 31, 2000. The balance as of January 31, 2001 consisted primarily of employee advances and legal fees recoverable from escrow funds.


PREPAIDS AND OTHER CURRENT ASSETS


     Prepaids and other current assets consist primarily of prepaid expenses as of December 31, 1999, January 31, 2000 and 2001. The balance as of January 31, 2001 also includes prepaid royalties and prepaid compensation related to acquisitions of approximately $958,000.


3.  EQUIPMENT AND LEASEHOLD IMPROVEMENTS

     Equipment and leasehold improvements consist of the following (in thousands):


                                                PREDECESSOR             WEBGAIN
                                                ------------   -------------------------
                                                DECEMBER 31,   JANUARY 31,   JANUARY 31,
                                                    1999          2000          2001
                                                ------------   -----------   -----------
Computer equipment............................     $ 579          $286         $2,047
Office furniture and equipment................        --            --            216
Software......................................        --            --          1,963
Leasehold improvements........................        --            --            652
                                                   -----          ----         ------
                                                     579           286          4,878
Less: accumulated depreciation and
  amortization................................      (318)          (14)          (598)
                                                   -----          ----         ------
                                                   $ 261          $272         $4,280
                                                   =====          ====         ======

                                 WEBGAIN, INC.

4.  BUSINESS COMBINATIONS AND PURCHASED PRODUCT RIGHTS


     During the periods ended January 31, 2000 and 2001, WebGain has completed the following acquisitions, each of which was accounted for as a purchase. The results of each entity or product line are included within WebGain's consolidated results of operations subsequent to the respective acquisition date. The following is in thousands, except share amounts.



                                                         SHARES OF
                                                          WEBGAIN      NUMBER OF
                                                          CLASS A        SHARES                  ACQUISITION
COMPANY OR                                  DATE           COMMON      UNDERLYING   CASH PAID      RELATED         TOTAL
TECHNOLOGY ACQUIRED                       ACQUIRED      STOCK ISSUED    OPTIONS     OR PAYABLE    EXPENSES     CONSIDERATION
-------------------                     -------------   ------------   ----------   ----------   -----------   -------------
VisualCafe product line of Symantec...  December 1999           --     1,773,517     $74,650        $351          $80,693
Tendril Software, Inc.................     March 2000           --       184,503      12,744         235           13,465
The Object People Inc., TopLink line
  of business.........................     April 2000           --            --      24,500         169           24,669
ZAT, Inc..............................      June 2000    2,999,998            --       7,500         194           33,006
Bloomsbury Software Company Limited...  December 2000           --            --       2,000         179            2,179


     Acquisition related expenses consist primarily of legal, independent appraisal and other professional fees. The fair value of options assumed was included in the total consideration as all such options were assumed prior to July 1, 2000, the effective date of FIN 44 (see Note 1). The fair value was determined based upon the exercise price, the fair market price of WebGain's Common Stock on the date of assumption, an expected term of 2.5 years, volatility of 75% and a risk-free interest rate of approximately 6.5%.


     For all of the acquisitions except Bloomsbury, an independent valuation firm was employed to assist management in allocating the purchase price among the acquired assets, including the portion of the purchase price attributed to acquired in-process research and development projects. The amounts allocated to in-process technology were immediately charged to operations because such in-process technology had not reached the stage of technological feasibility at the acquisition date and had no alternative future use. The value of the acquired in-process technology was computed using discounted cash flow rates of between 29% and 37% on the anticipated income streams of the related product revenues. The discounted cash flow analysis was based on management's forecast of future revenues, cost of revenues, and operating expenses related to the products and technologies purchased. The calculation of value was then adjusted to reflect only the value creation efforts of the acquired entity or product line prior to the close of the respective acquisitions. The resultant value of in-process technology was further reduced by the estimated value of core technology.


     The purchase prices of these acquisitions was allocated as follows (in thousands):


                                                       TANGIBLE                    IN-PROCESS                   OTHER
                     COMPANY OR                         ASSETS     LIABILITIES    RESEARCH AND                INTANGIBLE
                 TECHNOLOGY ACQUIRED                   ACQUIRED      ASSUMED      DEVELOPMENT     GOODWILL      ASSETS
                 -------------------                   --------    -----------    ------------    --------    ----------
VisualCafe product line of Symantec..................   $3,355       $2,341          $1,600       $53,279      $24,800
Tendril Software, Inc................................       41          148             200        10,872        2,500
The Object People Inc., TopLink line of business.....    6,990        9,256           1,700        16,835        8,400
ZAT, Inc.............................................       57           45           4,600        28,194          200
Bloomsbury Software Company Limited..................    1,867          894              --           292          606

                                 WEBGAIN, INC.

VISUALCAFE PRODUCT LINE OF SYMANTEC (PREDECESSOR)

     On December 31, 1999, WebGain completed the purchase of the predecessor and associated product team of Symantec in a transaction accounted for as a purchase of assets. The assets, liabilities and results of operations of the predecessor are included in the results of WebGain as of January 1, 2000, the date WebGain operations effectively started. In conjunction with this asset purchase, WebGain entered into a transition services agreement with Symantec whereby Symantec agreed to provide sales, marketing and administrative support to WebGain. This transition services agreement, as amended, had substantially terminated by the end of August 2000.

     WebGain incurred the following in such transition services expenses (in thousands):


                                                           ONE MONTH        YEAR
                                                             ENDED          ENDED
                                                          JANUARY 31,    JANUARY 31,
                                                             2000           2001
                                                          -----------    -----------
Cost of services revenue................................      $118         $  365
Sales and marketing.....................................       240          1,658
Research and development................................        38            190
General and administrative..............................         2             86
                                                              ----         ------
     Total..............................................      $398         $2,299
                                                              ====         ======



     The resolution of contingencies related to the approval of certain assumed options resulted in an increase in the fair value of the options assumed in the acquisition of the predecessor and additional goodwill of $417,000 being recorded in the year ended January 31, 2001.


TENDRIL SOFTWARE, INC.


     On March 7, 2000, WebGain acquired all outstanding shares of Tendril Software, Inc. ("Tendril"). Tendril develops, markets and supports a model-based enterprise development tool that allows users to visually create Java applications and design, develop and deploy Enterprise Java Beans. $3.9 million of the cash payable for Tendril was structured as technological achievement milestone earn-outs. As of January 31, 2001, $3.0 million had been paid, and the remainder, for which future payment is probable beyond a reasonable doubt, is included in acquisition related liabilities.


THE OBJECT PEOPLE INC., TOPLINK LINE OF BUSINESS

     On April 19, 2000, WebGain completed the acquisition of the TopLink line of business from The Object People Inc. by acquiring all outstanding shares of The Object People Inc., and its wholly owned subsidiary, The Object People (U.S.) Inc. (collectively "TOP"). The TopLink line of business includes the sale of software licenses as well as related support, consulting and training.

ZAT, INC.

     On June 7, 2000, WebGain completed the acquisition of ZAT, Inc. ("ZAT"), by acquiring all outstanding shares of ZAT. ZAT is a developer of standards-based visual development environments and development tools for non-programmers and software developers. The shares of Class A Common Stock issued in the acquisition of ZAT are subject to anti-dilution adjustment for certain issuances of securities by WebGain at prices per share less than the initial effective dilutive price of

                                 WEBGAIN, INC.

$8.4375 per share. Such anti-dilution adjustments cannot exceed 2,333,333 shares, and expire upon the earlier of an initial public offering with gross proceeds of at least $20.0 million or June 7, 2005.


BLOOMSBURY SOFTWARE COMPANY LIMITED



     On December 22, 2000, WebGain acquired The Bloomsbury Software Company Limited ("Bloomsbury"), a provider of professional and technology services. Through Bloomsbury, WebGain will be able to provide enterprise-level consulting for its application life cycle management products to Europe, Middle East and India. Of the total purchase price, $1.4 million was structured as notes payable. See Note 6.


PRO FORMA INFORMATION


     The following pro forma information gives effect to the acquisitions of the predecessor, Tendril Software, Inc., The Object People Inc. TopLink line of business and ZAT, Inc. as if these transactions had occurred as of the first day of the period presented. The results of Bloomsbury have been excluded from this pro forma information because the historical results of Bloomsbury are not significant. Due to differing year ends, the data for the twelve months ended January 31, 2000 below combines the results of the predecessor from February 1, 1999 to the date of acquisition, the results of Tendril and ZAT for the twelve months ended December 31, 1999, and the results of the TopLink line of business for the twelve months ended January 31, 2000, with the results of WebGain for the one month ended January 31, 2000. The pro forma results include certain pro forma adjustments, including amortization of goodwill and other intangible assets, amortization of stock-based compensation and the elimination of acquired in-process research and development charges. The pro forma results are not necessarily indicative of those that would have actually occurred had the acquisitions taken place at the beginning of the periods indicated. The following is in thousands, except per share data:



                                                        TWELVE MONTHS       YEAR
                                                            ENDED           ENDED
                                                         JANUARY 31,     JANUARY 31,
                                                            2000            2001
                                                        -------------    -----------
                                                                (UNAUDITED)
Total revenue.........................................    $ 18,819        $ 50,643
                                                          ========        ========
Net loss..............................................    $(64,946)       $(63,133)
                                                          ========        ========
Basic and diluted net loss per common share...........    $  (3.98)       $  (3.40)
                                                          ========        ========

                                 WEBGAIN, INC.

5.  GOODWILL AND OTHER PURCHASED INTANGIBLE ASSETS

     Goodwill and other purchased intangible assets consists of the following (in thousands):


                                                             JANUARY 31,    JANUARY 31,
                                           LIFE IN MONTHS       2000           2001
                                           --------------    -----------    -----------
Purchased intangible assets:
  Developed technology...................   24 - 48            $11,900       $ 18,900
  Non-compete agreements.................   24 - 36              7,700          9,200
  Trade names............................   24 - 48              2,900          3,800
  Assembled workforce....................      24                2,300          4,606
Goodwill.................................      48               52,861        109,471
                                                               -------       --------
                                                                77,661        145,977
Less: accumulated amortization...........                       (1,851)       (37,216)
                                                               -------       --------
                                                               $75,810       $108,761
                                                               =======       ========



6.  NOTES PAYABLE



STOCKHOLDER LOANS



     On January 29, 2001, WebGain borrowed an aggregate of $4.0 million from existing stockholders. These loans, including accrued interest of approximately $25,000, were repaid in full on February 22, 2001. Interest accrued at 9.5% per annum.



ACQUISITION RELATED NOTES



     In connection with the acquisition of Bloomsbury in December 2000, (see
Note 4) WebGain entered into notes payable totaling $1.4 million. The payment of these notes is subject to continued employment of certain key employees of Bloomsbury through December 2001 and 2002, and if paid, these amounts will be recorded as compensation expense in such periods. These notes do not accrue interest. Therefore, WebGain has recorded these notes net of imputed interest of 9.5%. Commitments for repayment of these notes are as follows (dollars in thousands):



                         YEAR ENDED
                        JANUARY 31,
                        -----------
2002........................................................  $  851
2003........................................................     500
                                                              ------
Total.......................................................   1,351
Less: amount representing interest..........................    (143)
                                                              ------
Present value...............................................  $1,208
                                                              ======



CONVERTIBLE NOTES PAYABLE


     On April 18, 2000, WebGain entered into a Note Purchase Agreement with selected investors whereby WebGain issued convertible promissory notes, which earn interest at 8.0% per annum, compounded annually on the unpaid principal balance, and are due on April 18, 2005. The holders, at their option, have the right to convert at any time after the issuance of these notes, any outstanding

                                 WEBGAIN, INC.

aggregate principal amount of the note plus any accrued and unpaid interest into shares as shown below (in thousands, except per share amounts):


                        INTEREST ACCRUED AS
                          OF JANUARY 31,                                       CONVERSION
      PRINCIPAL                2001                  CONVERTIBLE INTO        PRICE PER SHARE
      ---------         -------------------      ------------------------    ---------------
$18,000                       $1,136             Series A Preferred Stock         $5.00
 13,572                          343             Class A Common Stock              3.00
  5,428                          857             Class A Common Stock              3.00



     Upon sale and issuance of WebGain's equity securities in either a private or public offering with aggregate offering proceeds of at least $50.0 million, the outstanding aggregate principal amount of the notes plus all accrued but unpaid interest to such date will, at the holder's option, be repaid or converted. In the event of a default, the entire unpaid principal balance of the notes and all of the unpaid interest accrued thereon will be immediately due and payable.



     On February 13, 2001, the holders of the notes converted the outstanding principal and accrued interest, resulting in the issuance of 3,837,501 shares of Series A Convertible Preferred Stock, 4,822,353 shares of Class A Common Stock and 1,928,806 shares of Class A Common Stock.


7.  LINE OF CREDIT


     WebGain, through its acquisition of the TopLink line of business of The Object People, Inc., had a 900,000 Canadian dollar bank line of credit as of January 31, 2001. This line of credit was available for general corporate purposes, primarily overdraft protection, and as of January 31, 2001 bore prime lending rate of interest of 7.25% plus 1.0%, for Canadian dollar borrowings and a bank lending rate of 9.05% plus 1.0% for U.S. dollar borrowings. Borrowing under this line is unsecured and payment is on demand. There were no significant borrowings outstanding under this line of credit as of January 31, 2001.


8.  RELATED PARTY TRANSACTIONS

BEA SYSTEMS, INC.


     BEA Systems, Inc. ("BEA") purchased 7,400,000 shares of WebGain Series A Convertible Preferred Stock for $37.0 million at WebGain's inception. In March 2000, BEA purchased an additional 1,000,000 shares of WebGain Series A Convertible Preferred Stock for $5.0 million (see Note 9). In April 2000, BEA loaned $18.0 million in the form of a convertible note to WebGain (see Note 6). On January 31, 2001, BEA sold the convertible note to an existing stockholder. BEA's resulting ownership interest in WebGain, on an as-converted basis, was 22.3% as of January 31, 2001.



     WebGain has recognized revenue from sales to BEA of $68,000 in the month ended January 31, 2000, and $3.2 million in the year ended January 31, 2001. BEA was not a related party of the predecessor. In the year ended January 31, 2001, BEA purchased licenses from WebGain as a reseller of WebGain licenses to BEA's customers. WebGain also pays BEA referral fees of 20.0% for sales made to customers referred by BEA to WebGain for which WebGain bears all risks associated with the sales. These fees are netted against revenue. WebGain recognizes sales to BEA upon delivery to the end user.


     BEA also assisted WebGain in its initial start-up by subleasing facilities and providing minimal administrative support, for which WebGain reimbursed BEA for any direct costs incurred on its

                                 WEBGAIN, INC.

behalf. In addition, through an informal arrangement, WebGain has subleased facilities from BEA in Canada. Immediately prior to WebGain's acquisition of TOP (see Note 4), BEA purchased the services line of business of TOP. This carve-out transaction resulted in a net receivable from BEA of $348,000 on the balance sheet of TOP on the date that TOP was acquired by WebGain. Subsequent to the acquisition of TOP by WebGain, TOP continued to share facilities, systems and resources with BEA through January 31, 2001. Costs for such items are shared proportionally by each party. In connection with such services and subleasing of facilities, WebGain recorded expenses of approximately $3.1 million in the year ended January 31, 2001, of which the majority was for rent.



     Balances payable to BEA as of January 31, 2000 consisted of rent and other expense reimbursements payable. Balances receivable from BEA as of January 31, 2001 consisted of trade accounts receivable, and balances payable to BEA as of January 31, 2001 consisted of TOP carve-out related activities.


OFFICER LOAN

     Included within other non current assets is an amount of $250,000 loaned to WebGain's Executive Vice President of Worldwide Field Operations pursuant to a secured promissory note. The note accrues interest at 6.22% per annum, is repayable in full on August 31, 2004 and is secured by a lien against and security interest in real property located in Los Altos, California.

9.  STOCKHOLDERS' EQUITY

SERIES A CONVERTIBLE PREFERRED STOCK

Conversion


     Each share of Series A Convertible Preferred Stock is convertible, at the option of the holder, at any time after the date of issuance into Class A Common Stock by dividing the original issue price of $5.00 by the conversion price of $3.00 per share, subject to adjustment for subsequent stock dividends, stock splits or recapitalizations. As of January 31, 2001, this would result in a conversion of 1.6667 shares of Class A Common Stock for each share of Series A Convertible Preferred Stock outstanding. Each share of Series A Convertible Preferred Stock will be automatically converted at the then effective conversion price immediately prior to WebGain's sale of any of its Common Stock in a public offering pursuant to a registration statement under the Securities Act of 1933, as amended, the gross proceeds of which is not less than $40.0 million.


Liquidation Preference

     In the event of liquidation of WebGain, Series A Convertible Preferred Stock holders are entitled to receive a liquidation preference of $5.00 per share, plus all declared but unpaid dividends, prior and in preference to any payments made to holders of Common Stock. If the holders of Common Stock would be entitled to receive a distribution in excess of $3.00 per share of Common Stock upon liquidation, the Series A Convertible Preferred Stock will be converted to Common Stock immediately prior to the effectiveness of the liquidation event.

Dividends and Distributions

     The holders of Series A Convertible Preferred Stock are entitled to cumulative annual dividends, when and if declared by the Board of Directors, of $0.40 per share, payable in preference to Common

                                 WEBGAIN, INC.

Stock dividends. No dividends have been declared or paid by WebGain on the Series A Convertible Preferred Stock.

Voting Rights

     The holders of Series A Convertible Preferred Stock have no voting rights.


Pro Forma Stockholders' Equity



     Pro forma stockholders' equity as of January 31, 2001 reflects the conversion of all outstanding convertible notes payable into a total of 13,112,852 shares of common stock and the conversion of 8,400,000 shares of Series A Convertible Preferred Stock into 14,000,000 shares of common stock.


COMMON STOCK

     The rights, preferences, privileges and restrictions of both classes of Common Stock are identical except that Class B holders are not entitled to vote such shares for the election of directors or on any other matter except as required by the Delaware General Corporation Law.

Conversion


     Each share of Class B Common Stock is convertible in whole or in part at any time into one share of Class A Common Stock (as adjusted to reflect subsequent stock dividends, stock splits or recapitalizations). In June 2000, 9,524,000 shares of Class B Common Stock were converted into Class A Common Stock, and in December 2000, 1,433,333 shares of Class B Common Stock were converted into Class A Common Stock.


Dividends

     Unless full dividends on the Series A Convertible Preferred Stock have been paid or declared and a sum sufficient for the payment thereof set apart, no dividend whatsoever (other than a dividend payable solely in Class A Common Stock, Class B Common Stock or other securities and rights convertible into or entitling the holder thereof to receive, directly or indirectly, additional shares of Class A Common Stock or Class B Common Stock) shall be paid or declared, and no distribution shall be made, on any Common Stock.

COMMON STOCK RESERVED FOR FUTURE ISSUANCE


     As of January 31, 2001, WebGain had reserved shares of Class A Common Stock for future issuance as follows (in thousands):



Shares reserved for stock option plans......................  14,420
Shares reserved for conversion of Series A Convertible
  Preferred Stock...........................................  14,000
Shares reserved for conversion of convertible notes
  payable...................................................  13,112
                                                              ------
Total Class A Common Stock reserved for future issuances....  41,532
                                                              ======


STOCK OPTION PLANS AND STOCK BASED COMPENSATION

     WebGain has two stock option plans, the 2000 Stock Incentive Plan and the 2000 Non-Qualified Stock Option Plan (the "Plans"). Both Plans allow for the grant of non-qualified stock options and

                                 WEBGAIN, INC.

restricted stock awards to employees, directors and consultants. The 2000 Stock Incentive Plan also allows for the grant of incentive stock options to employees. Options granted under the Plans have a maximum term of ten years. Options generally vest over four years, 25% on the first anniversary of the grant and then monthly over the remaining 36 months. However, certain options granted under the 2000 Non-Qualified Stock Option Plan to employees of acquired companies vest ratably over 24 months. Shares purchased under the Plans may be paid for by check or an approved form of promissory note. Through January 31, 2001, no promissory notes had been issued. In addition, subsequent to WebGain's proposed initial public offering, payment may be made by tendering shares of WebGain stock that have a market value on the date of exercise equal to the aggregate exercise value of the shares exercised, provided that the tendering of the shares will not result in an accounting charge to WebGain. WebGain reserved 10,000,000 shares for issuance under the 2000 Stock Incentive Plan and 5,333,333 shares for issuance under the 2000 Non-Qualified Stock Option Plan. As of January 31, 2001, 1,210,636 shares remained available for future issuance under the 2000 Stock Incentive Plan and 199,545 shares remained available for future issuance under the 2000 Non-Qualified Stock Option Plan. In addition, during the year ended January 31, 2001, an option was granted for 166,666 shares outside of the Plans described above. This grant is included in the table below.


     A summary of activity under the Plans is as follows:


                                               ONE MONTH ENDED             YEAR ENDED
                                              JANUARY 31, 2000          JANUARY 31, 2001
                                            ---------------------    ----------------------
                                                         WEIGHTED                  WEIGHTED
                                                         AVERAGE                   AVERAGE
                                                         EXERCISE                  EXERCISE
                                             SHARES       PRICE        SHARES       PRICE
                                            ---------    --------    ----------    --------
Outstanding at beginning of period........         --     $  --       4,126,874     $1.37
Granted...................................  4,126,874      1.37      10,948,833      3.27
Exercised.................................         --        --      (1,079,696)     2.55
Canceled..................................         --        --        (985,889)     1.90
                                            ---------                ----------
Outstanding at end of period..............  4,126,874      1.37      13,010,122      2.83
                                            =========                ==========
Exercisable at end of period..............         --        --       5,173,749      2.53
                                            =========                ==========
Weighted average fair value of options
  granted at fair market value during the
  period..................................                 1.43                      2.35
Weighted average fair value of options
  granted at less than fair market value
  during the period.......................                 2.22                      2.36

                                 WEBGAIN, INC.

     Exercise prices for options outstanding as of January 31, 2001 and the weighted average remaining contractual life are as follows:



                                  OPTIONS OUTSTANDING        OPTIONS EXERCISABLE
                                 ----------------------   -------------------------
                                  WEIGHTED
                    NUMBER         AVERAGE                    NUMBER
                 OUTSTANDING      REMAINING    WEIGHTED    OUTSTANDING     WEIGHTED
  RANGE OF          AS OF        CONTRACTUAL   AVERAGE        AS OF        AVERAGE
  EXERCISE       JANUARY 31,        LIFE       EXERCISE    JANUARY 31,     EXERCISE
   PRICES            2001        (IN YEARS)     PRICE          2001         PRICE
  --------      --------------   -----------   --------   --------------   --------
$0.03 - $0.45      1,620,757        9.01        $0.08         700,971       $0.08
 2.25 -  2.55      3,316,723        9.02         2.33         525,182        2.25
 3.00 -  3.00      6,946,814        9.52         3.00       3,947,596        3.00
 6.00 -  6.81        851,836        9.93         6.68              --          --
 9.00 -  9.00        273,992        9.87         9.00              --          --
                  ----------                                ---------
                  13,010,122        9.36         2.83       5,173,749        2.53
                  ==========                                =========


PRO FORMA INFORMATION

     Pro forma information regarding net income and earnings per share is required by FAS 123. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted average assumptions:


                                                           ONE MONTH        YEAR
                                                             ENDED          ENDED
                                                          JANUARY 31,    JANUARY 31,
                                                             2000           2001
                                                          -----------    -----------
Average risk-free interest rate.........................      6.5%              6.0%
Average expected life (in years)........................      3.7               4.5
Expected dividend yield.................................        0%                0%
Expected volatility.....................................       75%               90%


     The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because WebGain's employee stock options have characteristics significantly different from those of traded options and because changes in the subjective input assumptions can materially affect the fair value estimate, it is management's opinion that the existing models do not necessarily provide a reliable single measure of the fair value of WebGain's employee stock options.

                                 WEBGAIN, INC.

     For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. The following pro forma information is in thousands, except per share data:


                                                           ONE MONTH        YEAR
                                                             ENDED          ENDED
                                                          JANUARY 31,    JANUARY 31,
                                                             2000           2001
                                                          -----------    -----------
As reported:
  Net loss..............................................    $(5,382)      $(54,619)
                                                            =======       ========
  Basic and diluted net loss per common share...........    $ (0.40)      $  (3.18)
                                                            =======       ========
Pro forma:
  Net loss..............................................    $(5,449)      $(58,305)
                                                            =======       ========
  Basic and diluted net loss per common share...........    $ (0.41)      $  (3.40)
                                                            =======       ========


DEFERRED STOCK-BASED COMPENSATION


     WebGain has recorded deferred stock compensation in connection with stock options of $1.6 million in the one month ended January 31, 2000 and $19.4 million in the year ended January 31, 2001. These amounts represent the difference between the exercise price and the deemed fair value of WebGain's Common Stock on the date the stock options were granted. WebGain recorded amortization of deferred stock-based compensation of $79,000 in the one month ended January 31, 2000 and $6.3 million in the year ended January 31, 2001 based on a graded vesting method consistent with the method described in Financial Accounting Standards Board Interpretation No. 28. As of January 31, 2001, WebGain had a total of approximately $14.6 million remaining to be amortized on a graded vesting method over the corresponding vesting period of each respective option, generally four years.



     In addition, during the year ended January 31, 2001, WebGain recorded non-cash stock compensation expense for the fair value of fully vested, non forfeitable stock options granted to non-employees totaling $855,000.

                                 WEBGAIN, INC.

10.  INCOME TAXES


     The provision for income taxes for the year ended January 31, 2001, consists of the following (in thousands):



                                                                   YEAR
                                                                   ENDED
                                                                JANUARY 31,
                                                                   2001
                                                                -----------
Current:
  Federal...................................................      $   --
  Foreign...................................................       1,494
                                                                  ------
Total current...............................................      $1,494
                                                                  ======
Deferred:
  Federal...................................................      $   --
  Foreign...................................................        (847)
                                                                  ------
Total deferred..............................................      $ (847)
                                                                  ======
Total tax provision.........................................      $  647
                                                                  ======



     Due to operating losses and WebGain's inability to recognize an income tax benefit from such losses, there is no provision for income taxes for the one month ended January 31, 2000. Pretax loss from foreign operations was approximately $1.8 million for the year ended January 31, 2001.


     The income tax expense differed from the amounts computed by applying the United States statutory federal income tax rate of 35% to pretax loss as a result of the following (in thousands):


                                                           ONE MONTH        YEAR
                                                             ENDED          ENDED
                                                          JANUARY 31,    JANUARY 31,
                                                             2000           2001
                                                          -----------    -----------
Computed expected tax (benefit).........................    $(1,884)      $(18,890)
Current year net operating loss and/or temporary
  differences for which no tax benefit is recognized....      1,884          9,695
Foreign loss for which no tax benefit is recognized.....         --          1,011
Non-deductible goodwill.................................         --          3,823
Non-deductible in-process research and development......         --          2,275
Non-deductible stock-based compensation expenses........         --          2,206
Other...................................................         --            527
                                                            -------       --------
Total income tax provision..............................    $    --       $    647
                                                            =======       ========

                                 WEBGAIN, INC.

     Significant components of WebGain's deferred tax assets and liabilities are as follows (in thousands):


                                                          JANUARY 31,    JANUARY 31,
                                                             2000           2001
                                                          -----------    -----------
Deferred tax assets:
  Net operating loss carryforwards......................    $1,639         $ 2,163
  Deferred revenue......................................        18           1,721
  Other accruals/reserves not currently deductible......       713           1,138
  Other.................................................         5             607
  Acquired intangibles..................................        --           3,786
                                                            ------         -------
Total deferred tax assets...............................     2,375           9,415
  Valuation allowance...................................    (2,206)         (9,415)
                                                            ------         -------
Net deferred tax assets.................................       169              --
Deferred tax liabilities:
  Acquired intangibles..................................      (169)         (2,933)
                                                            ------         -------
Deferred income taxes...................................    $   --         $(2,933)
                                                            ======         =======


     Financial Accounting Standards Board Statement No. 109 provides for the recognition of deferred tax assets if realization of such assets is more likely than not. Based upon the weight of available evidence, which includes WebGain's historical operating performance and the reported cumulative net losses, WebGain has provided a full valuation allowance against its net deferred tax assets.


     The valuation allowance increased by approximately $7.0 million during the year ended January 31, 2001.



     As of January 31, 2001, WebGain had federal and state net operating loss carryforwards of approximately $5.3 million. The net operating loss carryforwards will expire at various dates beginning in 2008 through 2021, if not utilized. Utilization of the net operating loss carryforwards may be subject to substantial annual limitations due to the ownership change limitations provided by the Internal Revenue Code and similar state provisions.


11.  EMPLOYEE BENEFITS


     WebGain has a 401K Profit Sharing Plan (the "Plan") that allows eligible employees to contribute up to 15% of their annual compensation to the Plan, subject to certain limitations. WebGain matches employee contributions at a rate of 3% of salary, up to a maximum of $1,500. Employee contributions vest immediately, whereas WebGain matching contributions vest at a rate of 25% per year of employment. The Plan also allows WebGain to make discretionary contributions. No matching or discretionary contributions have been made as of January 31, 2001.

                                 WEBGAIN, INC.

12.  COMMITMENTS AND CONTINGENCIES

OPERATING LEASES


     WebGain leases all of its facilities, certain equipment and service agreement under operating leases that expire at various dates through May 2006. The future fiscal year minimum operating lease commitments were as follows as of January 31, 2001 (in thousands):



YEAR ENDED
JANUARY 31,
-----------
2002........................................................     $ 5,483
2003........................................................       6,266
2004........................................................       3,055
2005........................................................       1,776
2006........................................................       1,774
Thereafter..................................................         789
                                                                 -------
                                                                 $19,143
                                                                 =======



     Rent expense charged to operations totaled $96,000 in the one month ended January 31, 2000, and $3.8 million in the year ended January 31, 2001.


LEGAL PROCEEDINGS

     WebGain is not a party to any material legal proceedings. From time to time, WebGain may become a party to various legal proceedings arising in the ordinary course of business.

13.  EXPORT REVENUE AND SIGNIFICANT CUSTOMERS

EXPORT REVENUE

     Geographic revenue information for unaffiliated customers is based on the location of the customer. There were no significant long-lived assets held outside the United States. The following summarizes total revenue by geographic region (in thousands):


                                              PREDECESSOR               WEBGAIN
                                           -----------------   -------------------------
                                              YEAR ENDED        ONE MONTH       YEAR
                                             DECEMBER 31,         ENDED         ENDED
                                           -----------------   JANUARY 31,   JANUARY 31,
                                            1998      1999        2000          2001
                                           -------   -------   -----------   -----------
United States............................  $14,457   $13,359      $543         $36,921
Europe, Middle East and Africa...........    2,432     3,026        30           7,964
Asia Pacific.............................    3,001     1,672        20           2,898
Rest of World............................      162       221        84             780
                                           -------   -------      ----         -------
Total....................................  $20,052   $18,278      $677         $48,563
                                           =======   =======      ====         =======

                                 WEBGAIN, INC.

SIGNIFICANT CUSTOMERS

     The following accounted for 10% or more of total revenue in the periods indicated:


                                            PREDECESSOR              WEBGAIN
                                           -------------    --------------------------
                                            YEAR ENDED       ONE MONTH        YEAR
                                           DECEMBER 31,        ENDED          ENDED
                                           -------------    JANUARY 31,    JANUARY 31,
                                           1998     1999       2000           2001
                                           -----    ----    -----------    -----------
Customer A...............................   *        27%         13%           12%
Customer B...............................   10%      *          10.%         *
Customer C...............................   *        10%       *             *
Customer D...............................   *        *           16%         *
Customer E...............................   *        *           14%         *


-------------------------

* Represents less than 10% in the period.

14.  SUBSEQUENT EVENTS


REGISTRATION STATEMENT


     At the Board of Directors meeting held on February 15, 2001, the Directors authorized WebGain's management to file with the Securities and Exchange Commission, a registration statement on Form S-1 under the Securities Act, and the rules and regulations promulgated thereunder, with respect to the proposed stock being offered.

STOCK SPLIT


     On February 15, 2001, the Board of Directors approved a one-for-three reverse stock split of WebGain's Common Stock, which was effected on February 20, 2001. The conversion ratio of WebGain's Series A Convertible Preferred Stock was modified according to the terms of this split. All share and per share information in these consolidated financial statements and notes has been restated to reflect the split.


2001 STOCK INCENTIVE PLAN.


     On February 15, 2001, WebGain's Board of Directors adopted, subject to stockholder approval, the 2001 stock incentive plan ("2001 plan"), which will become effective upon signature of the underwriting agreement for WebGain's anticipated initial public offering. This plan is intended to serve as the successor equity incentive program to WebGain's 2000 Stock Incentive Plan and the 2000 Non-Qualified Stock Option Plan (the "2000 plans"). No further options will be granted under the 2000 plans after the 2001 plan becomes effective. There will be 17,000,000 shares of Common Stock authorized for issuance under the 2001 plan which includes 13,010,122 shares subject to outstanding grants and 1,410,178 shares available for future grant under the 2000 Plans as of January 31, 2001. The share reserve under the 2001 plan will automatically increase on the first trading day of the second fiscal quarter each year, beginning with the year 2002, by an amount equal to 5% of the total number of shares of our common stock outstanding on the preceding trading day. This annual increase is limited to 12,000,000 shares.

                                 WEBGAIN, INC.

EMPLOYEE STOCK PURCHASE PLAN

     On February 15, 2001, WebGain's Board of Directors adopted, subject to stockholder approval, the employee stock purchase plan (the "ESPP"). The ESPP will become effective immediately upon the signing of the underwriting agreement for the anticipated initial public offering. WebGain has initially reserved a total of 1,700,000 shares of common stock for issuance under the ESPP. The reserve will automatically increase on the first trading day of the second fiscal quarter each year, beginning in the year 2001, by an amount equal to 1.5% of the total number of outstanding shares of WebGain's Common Stock on the last trading day of the immediately preceding first fiscal quarter. In no event will any such annual increase exceed 4,000,000 shares. A participant may contribute up to 15% of his or her cash earnings through payroll deductions, and the accumulated deductions will be applied to the purchase of shares on each semi-annual purchase date. Semi-annual purchase dates will occur on the last business day of January and July each year, with the first purchase to occur on the last business day of July 2001. The purchase price per share on each semi-annual purchase date will be equal to 85% of the fair market value per share on the start date of the offering period or, if lower, 85% of the fair market value per share on the semi-annual purchase date.


AMENDMENT OF CERTIFICATE OF INCORPORATION; CORPORATE INVESTMENTS



     On February 21, 2001, WebGain amended its Certificate of Incorporation to authorize the issuance of Series B Convertible Preferred Stock, eliminate its Class B Common Stock and alter the rights, preferences and privileges of its Series A Convertible Preferred Stock. On that date, WebGain sold to Intel Corporation and Hewlett-Packard Company an aggregate of 2,936,858 shares of Series B Convertible Preferred Stock at a price of $6.81 per share, resulting in net proceeds of $19.8 million. The terms and preferences of the Series B Convertible Preferred Stock are similar to those of the Series A Convertible Preferred Stock, except that in the event of liquidation of WebGain, holders of Series B Convertible Preferred Stock are entitled to receive a liquidation preference of $6.81 per share, as adjusted for future stock splits, stock dividends, combinations, recapitalizations and the like, plus all declared and unpaid dividends, prior to and in preference of any payments made to holders of both Series A Convertible Preferred Stock and Common Stock. In addition, holders of Series A Convertible Preferred Stock are not entitled to price-based antidilution protection for future issuances of WebGain capital stock at an effective price that is lower than the price paid by holders of Series A Convertible Preferred Stock. Pursuant to this amendment, holders of Series A Convertible Preferred Stock now are entitled to the number of votes equal to the number of shares of Common Stock into which the shares of Preferred Stock held by such holder are convertible. As of February 21, 2001, each share of Series A Convertible Preferred Stock was convertible into 1.67 shares of Common Stock.


CONVERSION OF EQUITY SECURITIES


     On February 13, 2001, all of the outstanding convertible notes payable, including accrued interest, were converted resulting in the issuance of 3,837,501 shares of Series A Convertible Preferred Stock and 6,751,159 shares of Common Stock.



AUTHORIZED SHARES UNDER 2000 STOCK INCENTIVE PLAN



     In May 2001, WebGain increased in the number of shares authorized for issuance under the 2000 Stock Incentive Plan by 2,500,000 shares to a total of 12,500,000 shares.

                                 WEBGAIN, INC.

ACQUISITION OF METAMATA, INC.



     On March 21, 2001, WebGain completed the acquisition of Metamata, Inc. ("Metamata") by acquiring all outstanding shares of Metamata in exchange for approximately $4.8 million in cash, assumed options and acquisition related expenses. Metamata is a supplier of Java development environment and productivity software.



15.  EVENTS SUBSEQUENT TO AUDITORS REPORT (UNAUDITED)



STOCKHOLDER LOANS AND WARRANT



     On April 30, WebGain borrowed a total of $4.0 million from its stockholder Warburg, Pincus Equity Partners, L.P. pursuant to a promissory note. Interest accrues on this note at 8% per annum until September 1, 2001. Following September 30, 2001 until December 31, 2001, interest will accrue at 10% per annum and will increase by 2% on each of March 31, 2002, June 30, 2002 and September 30, 2002, not to exceed 16%. WebGain may pay all or any part of the principal amount and accrued interest on this note before September 30, 2002 without penalty or premium.



     In connection with this April 30, 2001 loan, WebGain issued Warburg, Pincus a warrant to purchase up to 117,474 shares of its common stock. The number of shares subject to this warrant will be reduced to 58,737 in the event WebGain repays the loan on or prior to July 1, 2001.

                                 WEBGAIN, INC.

               UNAUDITED PRO FORMA COMBINED FINANCIAL INFORMATION

OVERVIEW


     During the periods ended January 31, 2000 and January 31, 2001, WebGain completed the following acquisitions, each of which was accounted for as a purchase. The results of each entity or product line are included in WebGain's consolidated results of operations subsequent to the acquisition date. The following is in thousands, except share amounts:



                                                         SHARES OF
                                                          WEBGAIN      NUMBER OF
                                                          CLASS A        SHARES                  ACQUISITION
COMPANY OR                                                 COMMON      UNDERLYING   CASH PAID      RELATED         TOTAL
TECHNOLOGY ACQUIRED                     DATE ACQUIRED   STOCK ISSUED    OPTIONS     OR PAYABLE    EXPENSES     CONSIDERATION
-------------------                     -------------   ------------   ----------   ----------   -----------   -------------
VisualCafe product line of Symantec...  December 1999           --     1,773,517     $74,650        $351          $80,693
Tendril Software, Inc.................     March 2000           --       184,503      12,744         235           13,465
The Object People Inc., TopLink line
  of business.........................     April 2000           --            --      24,500         169           24,669
ZAT, Inc..............................      June 2000    2,999,998            --       7,500         194           33,006
Bloomsbury Software Limited...........  December 2000           --            --       2,000         179            2,179


     Acquisition related expenses consist primarily of legal, independent appraisal and other professional fees. The fair value of options assumed was included in the total consideration as all such options were assumed prior to July 1, 2000, the effective date of FIN 44. The fair value was determined based upon the exercise price, the fair market price of WebGain's Common Stock on the date of assumption, an expected term of 2.5 years, volatility of 75% and a risk-free interest rate of approximately 6.5%.


     An independent valuation firm was employed to assist management in allocating the purchase price of the significant acquisitions among the acquired assets, including the portion of the purchase price attributed to acquired in-process research and development projects. The amounts allocated to in-process technology were immediately charged to operations because such in-process technology had not reached the stage of technological feasibility at the acquisition date and had no alternative future use. The value of the acquired in-process technology was computed using discounted cash flow rates of between 29% and 37% on the anticipated income streams of the related product revenues. The discounted cash flow analysis was based on management's forecast of future revenues, cost of revenues, and operating expenses related to the software products and technologies purchased. The calculation of value was then adjusted to reflect only the value creation efforts of the acquired entity or product line prior to the close of the respective acquisitions. The resultant value of in-process technology was further reduced by the estimated value of core technology.


     The purchase prices of these acquisitions were allocated as follows (in thousands):


                                                       TANGIBLE                    IN-PROCESS                   OTHER
COMPANY OR                                              ASSETS     LIABILITIES    RESEARCH AND                INTANGIBLE
TECHNOLOGY ACQUIRED                                    ACQUIRED      ASSUMED      DEVELOPMENT     GOODWILL      ASSETS
-------------------                                    --------    -----------    ------------    --------    ----------
VisualCafe product line from Symantec................   $3,355       $2,341          $1,600       $53,279      $24,800
Tendril Software, Inc................................       41          148             200        10,872        2,500
The Object People Inc., TopLink line of business.....    6,990        9,256           1,700        16,835        8,400
ZAT, Inc.............................................       57           45           4,600        28,194          200
Bloomsbury Software Limited..........................    1,867          894              --           292          606


     The acquired intangible assets are being amortized over their estimated useful lives of two to four years.

                                 WEBGAIN, INC.

VISUALCAFE PRODUCT LINE OF SYMANTEC CORPORATION


     On December 31, 1999, WebGain completed the purchase of the VisualCafe product line and associated product team of Symantec in a transaction accounted for as a purchase of assets. In conjunction with this asset purchase, WebGain entered into a transition services agreement with Symantec whereby Symantec agreed to provide sales, marketing, and administrative support to WebGain. This transition services agreement, as amended, had substantially terminated by the end of August 2000. During the one month ended January 31, 2000 and the year ended January 31, 2001, WebGain incurred approximately $398,000 and $2.3 million in such transition services expenses.


TENDRIL SOFTWARE, INC.

     On March 7, 2000, WebGain acquired all outstanding shares of Tendril Software, Inc. ("Tendril"). Tendril develops, markets, and supports a model-based enterprise development tool that allows users to visually create Java applications and design, and develop and deploy Enterprise Java Beans. $3.9 million of the cash purchase price of Tendril was structured as technological achievement milestone earn-outs.

THE OBJECT PEOPLE INC., TOPLINK LINE OF BUSINESS

     On April 19, 2000, WebGain completed the acquisition of the TopLink line of business from The Object People Inc ("TOP") by acquiring all outstanding shares of TOP, and its wholly owned subsidiary, The Object People (U.S.) Inc. The TopLink line of business includes the sale of software licenses as well as related support, consulting, and training.

ZAT, INC.

     On June 7, 2000, WebGain completed the acquisition of ZAT, Inc. ("ZAT"), by acquiring all outstanding shares of ZAT. ZAT is a developer of standards-based visual development environments and development tools for non-programmers and software developers. The shares of Class A Common Stock issued in the acquisition of ZAT are subject to anti-dilution adjustment for certain issuances of securities by WebGain at prices per share less than the initial effective dilutive price of $8.4375 per share. Such anti-dilution adjustments cannot exceed 2,333,333 shares and expire upon the earlier of an initial public offering of WebGain with gross proceeds of at least $20.0 million or June 7, 2005.


BLOOMSBURY SOFTWARE COMPANY LIMITED



     On December 22, 2000, WebGain acquired The Bloomsbury Software Company Limited ("Bloomsbury") a provider of professional and technology services. Through Bloomsbury, WebGain will be able to provide enterprise-level consulting for its application life cycle management products to Europe, Middle East and India.


     The following unaudited pro forma combined statement of operations for the twelve months ended January 31, 2000 gives effect to the acquisitions as if they had occurred on February 1, 1999, by consolidating the results of revenue less direct expenses of the VisualCafe product line for the eleven months ended December 31, 1999 together with the results of operations for Tendril and ZAT for the twelve months ended December 31, 1999, and TOP for the twelve months ended January 31, 2000 with the results of operations of WebGain for the one month ended January 31, 2000. Also presented, are the results as if the acquisitions had occurred on February 1, 2000, by consolidating the

                                 WEBGAIN, INC.

results of operations of TOP from February 1, 2000, and Tendril and ZAT from January 1, 2000, to their respective acquisition dates, with the results of operations of WebGain for the twelve months ended January 31, 2001.



     The acquisition of Bloomsbury was not material to the results of operations or financial position of WebGain, and has therefore been excluded from these unaudited pro forma financial statements.


     The pro forma adjustments represent, in the opinion of management, all adjustments necessary to present WebGain's pro forma results of operations and financial position in accordance with Article 11 of SEC Regulation S-X and are based upon available information and certain assumptions considered reasonable under the circumstances.

     The VisualCafe product line was not a separate legal entity or a reportable segment of Symantec. Symantec maintained separate accounts to capture research and development and certain product specific marketing activities of the VisualCafe product line. Symantec did not maintain separate accounts to capture corporate services, information services, selling, other marketing, or general and administrative expenses incurred at the corporate level and allocated to the VisualCafe product line. Symantec's cost of revenue includes direct manufacturing costs, royalties, and the allocation of various manufacturing overhead costs in relation to the VisualCafe product line.

     WebGain has limited experience in selling a shrink-wrapped software product through a retail distribution channel and has limited historical data from which to estimate the expected costs to be incurred by the VisualCafe product line. Because of Symantec's larger size and related economies of scale, the costs incurred by WebGain to operate the VisualCafe product line may be higher than costs incurred by Symantec for comparable goods and services. These costs are not necessarily indicative of the costs that would have been incurred if WebGain had operated the business for the periods presented or if the VisualCafe product line had operated as a stand-alone business for the periods presented. Actual results may differ materially from these estimated amounts.

     The unaudited pro forma combined statements of operations are not necessarily indicative of the operating results that would have been achieved had the transactions been in effect as of the beginning of the periods presented and should not be construed as being representative of future operating results.

                                 WEBGAIN, INC.

              UNAUDITED PRO FORMA COMBINED STATEMENT OF OPERATIONS
                      TWELVE MONTHS ENDED JANUARY 31, 2000
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                 WEBGAIN     VISUALCAFE(1)      TENDRIL           TOP             ZAT
                                ONE MONTH    ELEVEN MONTHS   TWELVE MONTHS   TWELVE MONTHS   TWELVE MONTHS
                                  ENDED          ENDED           ENDED           ENDED           ENDED
                               JANUARY 31,   DECEMBER 31,    DECEMBER 31,     JANUARY 31,    DECEMBER 31,
                                  2000           1999            1999            2000            1999        ADJUSTMENTS   NOTE
                               -----------   -------------   -------------   -------------   -------------   -----------   ----
Revenue:
 License fees................    $   653       $ 16,164          $ 183          $4,583           $  --        $ (4,419)     D
 Services....................         24            591              9           1,006              25              --
                                 -------       --------          -----          ------           -----        --------
   Total revenue.............        677         16,755            192           5,589              25          (4,419)
                                 -------       --------          -----          ------           -----        --------
Cost of revenue:
 License fees................         79          2,535              4             190              --              --
 Services....................        139            133             --             291              --              --
 Amortization of purchased
   technology................        273             --             --              --              --           4,752      A
                                 -------       --------          -----          ------           -----        --------
   Total cost of revenue.....        491          2,668              4             481              --           4,752
                                 -------       --------          -----          ------           -----        --------
Gross profit.................        186         14,087            188           5,108              25          (9,171)
                                 -------       --------          -----          ------           -----        --------
Operating expenses:
 Sales and marketing.........        630         13,028            161           1,050               4             458      C
 Research and development....        597         11,718            144           2,338             342             133      C
 General and
   administrative............        133             --             27             577              22           3,290      C
 In-process research and
   development...............      1,600             --             --              --              --          (1,600)     B
 Amortization of intangible
   assets and goodwill.......      1,578             --             --              --              --          33,083      A
 Other acquisition related
   expenses..................        951             --             --              --              --            (951)     B
 Stock-based compensation....         79             --             --              --              --              --
                                 -------       --------          -----          ------           -----        --------
   Total operating
     expenses................      5,568         24,746            332           3,965             368          34,413
                                 -------       --------          -----          ------           -----        --------
Income (loss) from
 operations..................     (5,382)       (10,659)          (144)          1,143            (343)        (43,584)
Interest income (expense) and
 other, net..................         --             --              1             (14)              1          (2,960)     E
                                 -------       --------          -----          ------           -----        --------
Income (loss) before
 provision for income
 taxes.......................     (5,382)       (10,659)          (143)          1,129            (342)        (46,544)
Provision for income taxes...         --             --             --             454              --              --
                                 -------       --------          -----          ------           -----        --------
Net income (loss)............    $(5,382)      $(10,659)         $(143)         $  675           $(342)       $(46,544)
                                 =======       ========          =====          ======           =====        ========
Pro forma basic and diluted
 net loss per share..........    $ (0.21)                                                                     $  (2.85)     F
                                 =======                                                                      ========
Shares used to compute pro
 forma basic and diluted net
 loss per share..............     25,667                                                                        16,320      F
                                 =======                                                                      ========

                                 PRO FORMA
                                 COMBINED
                               TWELVE MONTHS
                                   ENDED
                                JANUARY 31,
                                   2000
                               -------------
Revenue:
 License fees................    $ 17,164
 Services....................       1,655
                                 --------
   Total revenue.............      18,819
                                 --------
Cost of revenue:
 License fees................       2,808
 Services....................         563
 Amortization of purchased
   technology................       5,025
                                 --------
   Total cost of revenue.....       8,396
                                 --------
Gross profit.................      10,423
                                 --------
Operating expenses:
 Sales and marketing.........      15,331
 Research and development....      15,272
 General and
   administrative............       4,049
 In-process research and
   development...............          --
 Amortization of intangible
   assets and goodwill.......      34,661
 Other acquisition related
   expenses..................          --
 Stock-based compensation....          79
                                 --------
   Total operating
     expenses................      69,392
                                 --------
Income (loss) from
 operations..................     (58,969)
Interest income (expense) and
 other, net..................      (2,972)
                                 --------
Income (loss) before
 provision for income
 taxes.......................     (61,941)
Provision for income taxes...         454
                                 --------
Net income (loss)............    $(62,395)
                                 ========
Pro forma basic and diluted
 net loss per share..........    $  (1.49)
                                 ========
Shares used to compute pro
 forma basic and diluted net
 loss per share..............      41,987
                                 ========

-------------------------

(1) VisualCafe figures represent a statement of direct revenue and expenses. See Note C.

See notes to unaudited pro forma combined financial information.

                                 WEBGAIN, INC.

              UNAUDITED PRO FORMA COMBINED STATEMENT OF OPERATIONS

                      TWELVE MONTHS ENDED JANUARY 31, 2001

                     (IN THOUSANDS, EXCEPT PER SHARE DATA)


                                                                                                                     PRO FORMA
                                                       TENDRIL         TOP          ZAT                              COMBINED
                                      TWELVE MONTHS   JANUARY 1,   FEBRUARY 1,   JANUARY 1,                        TWELVE MONTHS
                                          ENDED        2000 TO       2000 TO      2000 TO                              ENDED
                                       JANUARY 31,     MARCH 7,     APRIL 19,     JUNE 7,                           JANUARY 31,
                                          2001           2000         2000          2000      ADJUSTMENTS   NOTE       2001
                                      -------------   ----------   -----------   ----------   -----------   ----   -------------
Revenue:
  License fees......................    $ 43,734       $    50       $ 1,600       $  --        $    --              $ 45,384
  Services..........................       4,829             4           417           9             --                 5,259
                                        --------       -------       -------       -----        -------              --------
    Total revenue...................      48,563            54         2,017           9             --                50,643
                                        --------       -------       -------       -----        -------              --------
Cost of sales:
  License fees......................       2,831             2            58          --             --                 2,891
  Services..........................       3,327            --            42          --             --                 3,369
  Amortization of purchased
    technology......................       4,658            --            --          --            367      A          5,025
                                        --------       -------       -------       -----        -------              --------
    Total cost of revenue...........      10,816             2           100          --            367                11,285
                                        --------       -------       -------       -----        -------              --------
Gross profit........................      37,747            52         1,917           9           (367)               39,358
                                        --------       -------       -------       -----        -------              --------
Operating expenses:
  Sales and marketing...............      23,144           770           367          --             --                24,281
  Research and development..........      14,582           569           632         197             --                15,980
  General and administrative........       7,250             7           644         126             --                 8,027
  In-process research and
    development.....................       6,500            --            --          --         (6,500)     B             --
  Amortization of intangible assets
    and goodwill....................      30,707            --            --          --          4,586      A         35,293
  Other acquisition related
    expenses........................         203            --            --          --           (203)     B             --
  Stock-based compensation..........       7,157            --         1,653          --         (1,653)     B          7,157
                                        --------       -------       -------       -----        -------              --------
    Total operating expenses........      89,543         1,346         3,296         323         (3,770)               90,738
                                        --------       -------       -------       -----        -------              --------
Income (loss) from operations.......     (51,796)       (1,294)       (1,379)       (314)         3,403               (51,380)
Interest expense and other, net.....      (2,176)           --            (2)         --           (633)     E         (2,811)
                                        --------       -------       -------       -----        -------              --------
Income (loss) before provision for
  income taxes......................     (53,972)       (1,294)       (1,381)       (314)         2,770               (54,191)
Provision for (recovery of) income
  taxes.............................         647            --           (61)         --             --                   586
                                        --------       -------       -------       -----        -------              --------
Net income (loss)...................    $(54,619)      $(1,294)      $(1,320)      $(314)       $ 2,770              $(54,777)
                                        ========       =======       =======       =====        =======              ========
Basic and diluted net loss per
  share.............................    $  (3.18)                                               $  0.60      F       $  (2.51)
                                        ========                                                =======              ========
Shares used to compute basic and
  diluted net loss per share........      17,169                                                  4,613      F         21,782
                                        ========                                                =======              ========


See notes to unaudited pro forma combined financial information.

                                 WEBGAIN, INC.

                          NOTES TO UNAUDITED PRO FORMA
                         COMBINED FINANCIAL INFORMATION

     A. Represents the amortization of purchased technology, goodwill and other purchased intangible assets over their estimated useful lives as follows (in thousands):

                                                                  TOTAL OF ALL
                                                 LIFE IN MONTHS   ACQUISITIONS
                                                 --------------   -------------
Purchased intangible assets:
  Developed technology.........................    24 -- 48         $ 18,900
  Non-compete agreements.......................    24 -- 36            9,200
  Trade names..................................    24 -- 48            3,800
  Assembled workforce..........................          24            4,000
Goodwill.......................................          48          109,180

     B. Represents the reversal of one-time, non-recurring charges included in the historical financial statements which are directly attributable to the transactions. The following expenses have been excluded from the pro forma combined financial statements:

        - Charges for purchased in-process research and development costs,

        - Other acquisition-related expenses, consisting primarily of signing bonuses directly attributable to the transactions, and

        - Stock-based compensation expense recorded by TOP associated with the conversion of equity participation rights into Common Stock, triggered by the acquisition of TOP by WebGain.

     C. Represents the additional expenses WebGain estimates that it would have incurred had it operated the VisualCafe product line since February 1, 1999.

        The VisualCafe product line was not a subsidiary or a reportable segment of Symantec. Symantec maintained separate accounts to capture research and development and certain product specific marketing activities of the VisualCafe product line. Symantec did not maintain separate accounts to capture corporate services, information services, selling, other marketing, or general and administrative expenses incurred at the corporate level and allocated to the VisualCafe product line. Symantec's cost of revenue includes direct manufacturing costs, royalties, and the allocation of various manufacturing overhead costs in relation to the VisualCafe product line of business.

       WebGain has limited experience in selling a shrink-wrapped software product through a retail distribution channel and has limited historical data from which to estimate the expected costs to be incurred by the VisualCafe product line. Because of Symantec's larger size and related economies of scale, the costs incurred by WebGain to run the VisualCafe product line may be higher than costs incurred by Symantec for comparable goods and services. These costs are not necessarily indicative of the costs that would have been incurred if WebGain had operated the business for the periods presented or if the VisualCafe product line had operated as a stand-alone business for the periods presented. Actual results may differ materially from these estimated amounts.

     D. Represents the recording of a purchase accounting adjustment to write-off deferred revenue as of the assumed acquisition date of February 1, 1999, resulting in a reduction of revenue that otherwise would have been recognized in the twelve months ended January 31, 2000.

                                 WEBGAIN, INC.

                          NOTES TO UNAUDITED PRO FORMA
                   COMBINED FINANCIAL INFORMATION (CONTINUED)

     E. Represents additional interest expense arising from convertible notes payable, assuming their issuance at the beginning of the period.


     F. Pro forma basic net loss per share for the twelve months ended January 31, 2000 and 2001 is computed using the weighted average number of common shares outstanding, including the pro forma effects of the automatic conversion of WebGain's Series A Convertible Preferred Stock and convertible notes payable into shares of WebGain's Common Stock effective upon the closing of this proposed initial public offering as if such conversion occurred on February 2, 1999, or the date of original issuance, if later. Differences between historical weighted average shares outstanding and pro forma weighted average shares outstanding used to compute net loss per share result from the inclusion of shares issued in conjunction with the acquisition of ZAT and assumed conversation of convertible notes and related interest as if such shares were outstanding from the assumed acquisition date.

               REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

The Board of Directors and Stockholders
Tendril Software, Inc.

     We have audited the accompanying statements of operations and cash flows of Tendril Software, Inc. for the year ended December 31, 1999. These financial statements are the responsibility of Tendril's management. Our responsibility is to express an opinion on these financial statements based on our audit.

     We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by Tendril's management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the results of operations and cash flows of Tendril Software, Inc. for the year ended December 31, 1999 in conformity with accounting principles generally accepted in the United States.

                                          ERNST & YOUNG LLP
Palo Alto, California
February 7, 2001

                             TENDRIL SOFTWARE, INC.

                            STATEMENTS OF OPERATIONS

                                                                YEAR ENDED     PERIOD ENDED
                                                               DECEMBER 31,      MARCH 7,
                                                                   1999          2000(1)
                                                               ------------    ------------
                                                                               (UNAUDITED)
Net revenue................................................     $ 192,529      $    54,232
Cost of revenue............................................        (4,034)          (2,134)
                                                                ---------      -----------
  Gross profit.............................................       188,495           52,098
                                                                ---------      -----------
Operating expenses:
  Research and development.................................       143,932          569,116
  Sales and marketing......................................       161,245          769,489
  General and administrative...............................        26,705            7,040
                                                                ---------      -----------
  Total operating expenses.................................       331,882        1,345,645
                                                                ---------      -----------
Loss from operations.......................................      (143,387)      (1,293,547)
Interest income............................................           463                4
                                                                ---------      -----------
Net loss...................................................     $(142,924)     $(1,293,543)
                                                                =========      ===========

-------------------------
(1) March 7, 2000 is the date of acquisition of Tendril by WebGain, Inc. See
    Note 4.

The accompanying notes to financial statements are an integral part of these statements.

                             TENDRIL SOFTWARE, INC.

                            STATEMENTS OF CASH FLOWS

                                                                YEAR ENDED     PERIOD ENDED
                                                               DECEMBER 31,      MARCH 7,
                                                                   1999          2000(1)
                                                               ------------    ------------
                                                                               (UNAUDITED)
OPERATING ACTIVITIES:
  Net loss.................................................     $(142,924)     $(1,293,543)
  Adjustments to reconcile net loss to net cash used by
     operations:
     Depreciation..........................................         7,047            2,644
     Amortization of deferred stock-based compensation.....        15,508           14,239
     Compensation expense from acceleration of options.....            --        1,244,249
     Net change in assets and liabilities:
       Trade accounts receivable...........................       (29,456)          19,366
       Prepaids and other current assets...................         1,180               --
       Accounts payable....................................        16,519          (11,375)
       Accrued compensation and benefits...................        10,128           23,685
       Deferred revenue....................................        15,259             (858)
                                                                ---------      -----------
Net cash used by operating activities......................      (106,739)          (1,593)
                                                                ---------      -----------
INVESTING ACTIVITIES:
  Capital expenditures.....................................        (5,625)              --
                                                                ---------      -----------
Net cash used in investing activities......................        (5,625)              --
                                                                ---------      -----------
FINANCING ACTIVITIES:
  Net proceeds from sale of Common Stock...................        50,000           10,451
                                                                ---------      -----------
Net cash provided by financing activities..................        50,000           10,451
                                                                ---------      -----------
Increase (decrease) in cash and cash equivalents...........       (62,364)           8,858
Beginning cash and cash equivalents........................        73,040           10,676
                                                                ---------      -----------
Ending cash and cash equivalents...........................     $  10,676      $    19,534
                                                                =========      ===========
SUPPLEMENTAL SCHEDULE OF NON-CASH FINANCING ACTIVITIES:
  Fair value of Common Stock options issued for consulting
     services..............................................     $  20,410      $     1,313
                                                                =========      ===========

-------------------------
(1) March 7, 2000 is the date of acquisition of Tendril by WebGain, Inc. See
    Note 4.

The accompanying notes to financial statements are an integral part of these statements.

                             TENDRIL SOFTWARE, INC.

                         NOTES TO FINANCIAL STATEMENTS

1.  ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

BUSINESS

     Tendril Software, Inc. ("Tendril") develops, markets and supports a model-based enterprise development tool that allows users to visually create Java applications and design, develop and deploy Enterprise Java Beans. During all periods presented, Tendril operated in this single business segment. Privately held, Tendril was incorporated in Delaware in May 15, 1996 and is headquartered in Concord, Massachusetts.

UNAUDITED INTERIM RESULTS

     The accompanying interim statements of operations and cash flows for the period ended March 7, 2000 are unaudited. The unaudited interim statements of operations and cash flows have been prepared on the same basis as the annual statements of operations and cash flows and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments, necessary to present fairly Tendril's results of operations and its cash flows. The financial data and other information disclosed in these notes to financial statements related to the period ended March 7, 2000 are unaudited. The results for the period ended March 7, 2000 are not necessarily indicative of the results to be expected for the year ending December 31, 2000.

USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates.

REVENUE RECOGNITION

     Under Statement of Position ("SOP") 97-2 "Software Revenue Recognition" as modified by SOP 98-4 and SOP 98-9, Tendril recognizes revenue upon:

     - Persuasive evidence of an arrangement;

     - Delivery of software to the customer; and

     - Collection of a fixed or determinable license fee is considered probable.

     Services revenue includes post-contract customer support. Software maintenance agreements provide technical support and the right to unspecified upgrades on an if-and-when available basis Post-contract customer support revenue is recognized ratably over the term of the support period (generally one-year). The unrecognized portion of amounts paid in advance for licenses and services is recorded as deferred revenues. Service revenue is less than 10% of total revenue in all periods presented.

CASH EQUIVALENTS AND SHORT-TERM INVESTMENTS

     Tendril considers investments in highly liquid instruments purchased with an original maturity of 90 days or less to be cash equivalents.

                             TENDRIL SOFTWARE, INC.

COMPREHENSIVE INCOME

     To date, Tendril has not had any transactions that are required to be reported in comprehensive income.

CONCENTRATIONS OF CREDIT RISK AND SIGNIFICANT CUSTOMERS

     Financial instruments which potentially subject Tendril to concentrations of credit risk consist principally of trade accounts receivable. The credit risk in Tendril's trade accounts receivable is substantially mitigated by the reasonably short collection terms and the geographical dispersion of sales transactions. One customer represented 11% of Tendril's net revenues in 1999. In the period ended March 7, 2000, two customers represented 15% and 11% of net revenues. Tendril maintains reserves for estimated credit losses and, to date, such losses have been within management's expectations. Bad debt expense was $2,090 in 1999 and $0 in the period ended March 7, 2000.

SOFTWARE DEVELOPMENT COSTS

     Statement of Financial Accounting Standards No. 86, "Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed," requires the capitalization of certain software development costs subsequent to the establishment of technological feasibility. Based on Tendril's product development process, technological feasibility is established upon the completion of a working model.

     Costs incurred by Tendril between the completion of the working model and the point at which the product is ready for general release have been insignificant. Accordingly, Tendril has charged all such costs to research and development expense in the period incurred.

ACCOUNTING FOR STOCK-BASED COMPENSATION

     Tendril has elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25") and related Interpretations in accounting for its employee stock plans because, as discussed below, the alternative fair value accounting provided for under FAS No. 123, "Accounting for Stock-Based Compensation" ("FAS 123"), requires use of option valuation models that were not developed for use in valuing employee stock options. Under APB 25, if the exercise price of Tendril's employee stock options equals the market price of the underlying stock on the date of grant, no compensation is recognized. Tendril accounts for stock issued to non-employees in accordance with the provisions of FAS 123 and Emerging Issues Task Force Issue No. 96-18.

RECENT ACCOUNTING PRONOUNCEMENTS

     In December 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements" ("SAB 101") and amended it in March 2000. The adoption of SAB 101 has not had a material impact on Tendril's financial position or results of operations.

     In June 1998, the Financial Accounting Standards Board released Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("FAS 133"). FAS 133 establishes the accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities. It requires that an entity recognize all derivatives as either

                             TENDRIL SOFTWARE, INC.

assets or liabilities in the statement of financial position and measure those instruments at fair value. In July 1999, FAS No. 137, "Accounting for Derivative Instruments and Hedging Activities -- Deferral of the Effective Data of FASB Statement 133" ("FAS 137") was issued. FAS 137 deferred the effective date of FAS 133 until the first fiscal quarter of fiscal years beginning after June 15, 2000. Tendril does not expect the adoption of FAS 133 to have a material impact on its financial position or results of operations.

     In March 2000, the Financial Accounting Standards Board issued Interpretation No. 44, "Accounting for Certain Transactions Involving Stock Compensation -- an Interpretation of APB 25"("FIN 44"). FIN 44 clarifies the application of APB 25 and, among other issues clarifies the following: the definition of an employee for purposes of applying APB 25; the criteria for determining whether a plan qualifies as a non-compensatory plan; the accounting consequence of various modifications to the terms of the previously fixed stock options or awards; and the accounting for an exchange of stock compensation awards in a business combination. FIN 44 is effective July 1, 2000, but certain conclusions in FIN 44 cover specific events that occurred after either December 15, 1998 or January 12, 2000. The application of FIN 44 has not had a material impact on Tendril's financial position or results of operations.

2.  INCOME TAXES

     No deferred provision or benefit for income taxes has been recorded, as Tendril is in a net deferred tax asset position as a result of net operating losses for which a full valuation has been provided. Tendril's management believes that it is more likely than not, based on available evidence, that the deferred tax assets will not be realized.

     As of March 7, 2000, Tendril has federal net operating loss carryforwards of approximately $480,000, which expire in 2013 to 2015. The income tax benefit from the utilization of net operating loss carryforwards may be limited in certain circumstances including, but not limited to, cumulative stock ownership changes of more than 50% over a three-year period.

3.  EMPLOYEE BENEFITS

STOCK OPTION PLAN

     Tendril has reserved 2,500,000 shares of its Common Stock for issuance as incentive and nonqualified stock options to employees, officers, directors, consultants and independent contractors under its 1997 Stock Option Plan. Options under this plan may be granted at prices not less than 100% of fair market value on the date of grant, have a maximum term of ten years and generally vest over a four-year period.

     Since the option plan's inception, Tendril has granted options for 1,670,000 shares at exercise prices ranging from $0.40 to $0.50. No options had been exercised as of December 31, 1999. Tendril accelerated the vesting and reduced the exercise price of certain options in conjunction with the acquisition of Tendril by WebGain, Inc. (see Note 4), resulting in the acceleration of vesting of 976,833 shares and the reduction of the exercise price for all vested options to $0.01 per share. Accordingly, Tendril recorded a compensation charge of $1.2 million in the period ended March 7, 2000. On March 6, 2000 all vested options, including those accelerated, were exercised resulting in the issuance of 1,045,130 shares of Common Stock with net proceeds to Tendril of $10,451.

                             TENDRIL SOFTWARE, INC.

     Pro forma information regarding net income and earnings per share is required by FAS 123, which also requires that the information be determined as if Tendril had accounted for its employee stock plan grants under the fair value method of that Statement. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions:

                                                                 YEAR ENDED
                                                                DECEMBER 31,
                                                                    1999
                                                                ------------
Average risk-free interest rate.............................        5.9%
Average expected life (in years)............................        4.5
Expected dividend yield.....................................          0%
Expected volatility factor of the market price of Tendril's
  Common Stock(1)...........................................          0%

-------------------------

(1) Options granted by non-public companies are valued using the minimum value method.

     There were no options granted in the period from January 1, 2000 to March 7, 2000.

     The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because Tendril's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

     For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. Tendril's pro forma information is as follows:

                                                        YEAR ENDED     PERIOD ENDED
                                                       DECEMBER 31,      MARCH 7,
                                                           1999            2000
                                                       ------------    ------------
                                                                       (UNAUDITED)
Net loss -- as reported............................     $(142,924)     $(1,293,543)
                                                        =========      ===========
Net loss -- pro forma..............................     $(191,224)     $(1,301,593)
                                                        =========      ===========

     In the year ended December 31, 1999, $15,508 of the aggregate amount recorded as research and development expense in the Statement of Operations represented the estimated fair value of 30,000 options issued to a consultant which vests over four years. In the period ended March 7, 2000, the amount related to these options included in research and development expense was $14,239.

4.  SUBSEQUENT EVENT

ACQUISITION BY WEBGAIN, INC.

     On March 7, 2000, WebGain, Inc. acquired all of Tendril's outstanding shares of Common and Series A Preferred Stock, at which time Tendril became a wholly owned subsidiary of WebGain, Inc.

               REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

The Board of Directors and Stockholders
The Object People Inc.

     We have audited the accompanying consolidated statement of operations of The Object People Inc., TopLink line of business, for the year ended July 31, 1999. This statement is the responsibility of The Object People Inc.'s management. Our responsibility is to express an opinion on this statement based on our audit.

     We conducted our audit in accordance with auditing standards generally accepted in Canada. Those standards require that we plan and perform the audit to obtain reasonable assurance whether this statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated statement of operations. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated statement of operations presentation.

     In our opinion, the consolidated statement of operations presents fairly, in all material respects, the results of operations of the Object People Inc., TopLink line of business, for the year ended July 31, 1999, in accordance with accounting principles generally accepted in the United States of America.

     The accompanying consolidated statement of operations was prepared for the purpose of complying with the rules and regulations of the Securities and Exchange Commission for inclusion in the registration statement Form S-1 of WebGain Inc., as described in Note 1 and is not intended to be a complete presentation of the financial position and results of operations of The Object People Inc.

                                          ERNST & YOUNG LLP
Ottawa, Canada
November 7, 2000

                THE OBJECT PEOPLE INC., TOPLINK LINE OF BUSINESS

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                              PERIOD FROM
                                                               YEAR ENDED    AUGUST 1, 1999
                                                                JULY 31,      TO APRIL 19,
                                                                  1999          2000(2)
                                                               ----------    --------------
                                                                              (UNAUDITED)
Revenue:
  License fees.............................................    $2,855,721      $4,160,002
  Services.................................................       561,595         989,228
                                                               ----------      ----------
     Total revenue.........................................     3,417,316       5,149,230
                                                               ----------      ----------
Cost of revenue:
  Licenses fees............................................       140,813         140,703
  Services.................................................       334,404         142,767
                                                               ----------      ----------
     Total cost of revenue.................................       475,217         283,470
                                                               ----------      ----------
Gross profit...............................................     2,942,099       4,865,760
                                                               ----------      ----------
Operating expenses:
  Research and development.................................     1,856,670       1,727,106
  Sales and marketing......................................       819,613         910,396
  General and administrative...............................       686,638       1,050,923
  Stock-based compensation(1)..............................            --       1,653,000
                                                               ----------      ----------
     Total operating expenses..............................     3,362,921       5,341,425
                                                               ----------      ----------
Loss from operations.......................................      (420,822)       (475,665)
Interest income............................................         3,414           2,418
Interest expense...........................................       (15,466)        (11,947)
                                                               ----------      ----------
Loss before income taxes...................................      (432,874)       (485,194)
Recovery of (provision for) income taxes...................       272,515        (441,086)
                                                               ----------      ----------
Net loss...................................................    $ (160,359)     $ (926,280)
                                                               ==========      ==========

-------------------------
(1) Supplemental stock-based compensation information:

Cost of license fees.....................................................      $   99,022
          Cost of services...............................................          33,218
          Research and development.......................................       1,124,040
          Sales and marketing............................................         198,360
          General and administrative.....................................         198,360
                                                                               ----------
             Total stock-based compensation..............................      $1,653,000
                                                                               ==========

(2) April 19, 2000 is the date of acquisition of The Object People by WebGain, Inc. See Note 1.

The accompanying notes to the consolidated statements of operations are an integral part of this statement.

                THE OBJECT PEOPLE INC., TOPLINK LINE OF BUSINESS
               NOTES TO THE CONSOLIDATED STATEMENTS OF OPERATIONS

1.  ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

THE COMPANY

     The Object People Inc. ("TOPI") provided consulting and education services related primarily to object-oriented technology, and developed TopLink, a set of advanced object/relational mapping tools that facilitates application development by bridging the gap between object and relational technology. The TopLink line of business included the sale of software licenses as well as related post contract customer support, consulting and training with respect to the software. Privately held, TOPI was incorporated in Ontario, Canada in December 1989 and is headquartered in Ottawa, Ontario, Canada.

     TOPI had three subsidiaries: The Object People (US) Inc. ("TOP US"), The Object People Limited ("TOP UK"), and The Object People GmbH ("TOP Germany"). TOP US was wholly owned, whilst TOP UK and TOP Germany had a minority shareholding of approximately 12.5% each.

     On April 19, 2000, TOPI transferred to a newly incorporated subsidiary (1395135 Ontario Inc. or Newco) its tangible assets related to the Canadian non-TopLink consulting and education services business, in exchange for an equal amount of liabilities being assumed by Newco. TOPI's goodwill and other intangible assets related to the non-TopLink services business were then transferred to Newco on a tax-deferred basis. Subsequent to these transfers, Newco was sold to BEA Systems (Nova Scotia) Company for cash. In addition, TOPI sold its shares of TOP UK and TOP Germany to BEA Systems (Nova Scotia) for cash as well as assets relating to the non-TopLink consulting and education services business of TOP US, for which an equal amount of liabilities was assumed by BEA Systems (Nova Scotia).

     Subsequent to the above transactions, WebGain, Inc. ("WebGain") acquired 100% of the shares of TOPI in exchange for cash on April 19, 2000. This purchase acquired the remaining line of business, TopLink ("TOP"), which has offices in Ottawa, Ontario, Canada and Raleigh, North Carolina.

BASIS OF PRESENTATION

     The accompanying consolidated statements of operations have been carved out from TOPI's consolidated historical results of operations to reflect only the TopLink line of business acquired by WebGain. The consolidated statements of operations include allocations to TOP of certain expenses, including accounting, depreciation, rent, insurance, office expenses and income taxes. The expense allocations have been determined on the basis that the expenses were a reasonable reflection of the services provided to TOP or the benefit received by TOP. The expense allocation methods included relative sales and headcount.

     The financial information included herein may not necessarily be indicative of the results of operations of TOP in the future nor is it necessarily indicative of what TOP's results of operations would have been had the TOP line of business been a separate, stand-alone entity for the periods presented. The consolidated statement of operations of TOP is presented in United States dollars except where noted and was prepared in accordance with accounting principles generally accepted in the United States of America.

                THE OBJECT PEOPLE INC., TOPLINK LINE OF BUSINESS
         NOTES TO THE CONSOLIDATED STATEMENTS OF OPERATIONS (CONTINUED)

PRINCIPLES OF CONSOLIDATION

     The accompanying consolidated statements of operations includes only the revenue and expenses associated with the TopLink line of business of TOPI and its wholly owned subsidiary, TOP US. All significant intercompany accounts and transactions have been eliminated.

FOREIGN CURRENCY TRANSLATION

     In general, the local currency is the functional currency of TOP's foreign subsidiary. Revenue and expenses are translated using average exchange rates prevailing during the year. Foreign currency transaction gains and losses are included as a separate component of accumulated other comprehensive income
(loss) in shareholders' equity.

UNAUDITED INTERIM RESULTS

     The accompanying interim consolidated statement of operations for the period ended April 19, 2000, is unaudited. The unaudited interim consolidated statement of operations has been prepared on the same basis as the annual consolidated statement of operations and, in the opinion of management, reflects all adjustments, which includes only normal recurring adjustments, necessary to present fairly TOP 's results of operations. The financial data and other information disclosed in these notes relating to the statement of operations for the period from August 1, 1999 to April 19, 2000 are unaudited. The results for the period from August 1, 1999 to April 19, 2000 are not necessarily indicative of the results to be expected for the year ending July 31, 2000. See also Note 7.

USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates.

REVENUE RECOGNITION

     Under Statement of Position ("SOP") 97-2 as modified by SOP 98-4 and SOP 98-9, TOP recognizes revenue upon:

     - Persuasive evidence of an arrangement;

     - Delivery of software to the customer; and

     - Collection of a fixed or determinable license fee is considered probable.

     Services revenue includes consulting services, post-contract customer support and training. Software maintenance agreements provide technical support and the right to unspecified upgrades on an if-and-when available basis. Consulting revenue and the related cost of services are recognized on a time and materials basis. Post-contract customer support revenue is recognized ratably over the term of the support period (generally one-year) and training and other service revenues are recognized as the related services are provided. The unrecognized portion of amounts paid in advance for software licenses and services is recorded as deferred revenues.

                THE OBJECT PEOPLE INC., TOPLINK LINE OF BUSINESS
         NOTES TO THE CONSOLIDATED STATEMENTS OF OPERATIONS (CONTINUED)

CASH EQUIVALENTS AND SHORT-TERM INVESTMENTS

     TOP considers investments in highly liquid instruments purchased with an original maturity of 90 days or less to be cash equivalents.

COMPREHENSIVE INCOME

     Comprehensive income (loss) is comprised of net loss and other comprehensive income (loss), which includes certain changes in equity of the company that are excluded from net loss. Specifically FAS No. 130 "Reporting Comprehensive Income" requires foreign currency translation adjustments to be included in other accumulated comprehensive income (loss). The foreign currency translation adjustments included in comprehensive income (loss) were $(6,689) for the year ended July 31, 1999 and $36,651 for the period ended April 19, 2000 (unaudited).

SOFTWARE DEVELOPMENT COSTS

     Statement of Financial Accounting Standards ("FAS") No. 86, "Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed", requires the capitalization of certain software development costs subsequent to the establishment of technological feasibility. Based on TOP's product development process, technological feasibility is established upon the completion of a working model.

     Costs incurred by TOP between the completion of the working model and the point at which the product is ready for general release have been insignificant. Accordingly, TOP has charged all such costs to research and development expense in the period incurred. Investment tax credits generated by qualifying software development expenditures are accrued for when reasonable assurance of realization of this benefit exists. Investment tax credits are recorded as a reduction of income tax expense.

STOCK-BASED COMPENSATION

     As allowed under the FAS No. 123, "Accounting for Stock-Based Compensation", TOP has elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" and related interpretations in accounting for stock awards to employees (see Note 6).

SEGMENT INFORMATION

     TOP operates in one business segment -- design, develop, market and license of software products and sale of services. The majority of its sales was concentrated in Canada and the United States.

2.  CASH FLOWS

     During the fiscal year ended July 31, 1999, TOP borrowed approximately $75,000 from its shareholders to fund its operation. TOP paid approximately $134,000 cash dividends to its shareholders, and spent approximately $26,000 in capital expenditures during the same period. During the period from August 1, 1999 to April 19, 2000, TOP borrowed approximately $135,000 (unaudited) from its shareholders to fund its operation, and spent approximately $69,000 (unaudited) in capital expenditures.

                THE OBJECT PEOPLE INC., TOPLINK LINE OF BUSINESS
         NOTES TO THE CONSOLIDATED STATEMENTS OF OPERATIONS (CONTINUED)

3.  LINE OF CREDIT

     On February 18, 1999, TOP entered into a non-revolving line of credit agreement with a bank in Canada. The initial available line of credit was 650,000 Canadian dollars but was subsequently increased by 900,000 Canadian dollars as of December 17, 1999. The line of credit bears interest of prime plus 1.0% payable monthly. The line of credit is secured by a General Security Agreement, a general assignment of book debts, postponement agreements, and life insurance on key individuals. The loan agreement contains various standard debt covenants. TOP was in compliance with these covenants as of July 31, 1999 and April 19, 2000 (unaudited). As of July 31, 1999, $42,000 Canadian dollars was outstanding under the agreement. There was no outstanding balance under the agreement as of April 19, 2000 (unaudited).

4.  COMMITMENTS

     TOP leases all of its facilities and certain equipment under operating leases that expire at various dates through the year 2004. Rent expense charged to operations totaled $84,319 for the year ended July 31, 1999 and $81,468 for the period ended April 19, 2000 (unaudited).

     The future fiscal year minimum operating lease commitments at April 19, 2000 were as follows (unaudited):

2000 (through July 31, 2000)................................    $  140,641
2001........................................................       453,963
2002........................................................       426,091
2003........................................................       422,284
2004........................................................       401,625
Thereafter..................................................       386,171
                                                                ----------
                                                                $2,230,775
                                                                ==========

5.  INCOME TAXES

     The difference between the expected tax provision (recovery) based on the statutory rate on income (loss) before taxes and the provision (recovery) for income taxes is as follows:

                                                                            PERIOD FROM
                                                              YEAR ENDED   AUGUST 1, 1999
                                                               JULY 31,     TO APRIL 19,
                                                                 1999           2000
                                                              ----------   --------------
                                                                            (UNAUDITED)
Expected statutory rate.....................................         45%            45%
Expected recovery...........................................  $(194,793)     $(218,337)
Foreign tax rate difference.................................     24,278         (7,027)
Non-deductible expense......................................         --        743,850
Investment tax credits......................................   (102,000)       (44,000)
Small business deduction....................................         --        (33,400)
                                                              ---------      ---------
Provision for (recovery of) income taxes....................  $(272,515)     $ 441,086
                                                              =========      =========

                THE OBJECT PEOPLE INC., TOPLINK LINE OF BUSINESS
         NOTES TO THE CONSOLIDATED STATEMENTS OF OPERATIONS (CONTINUED)

     TOP is eligible for investment tax credits on its research and development activities. TOP recognized $102,000 for the year ended July 31, 1999 and $44,000 for the period ended April 19, 2000 of investment tax credits as a reduction to current income tax expense.

6.  EMPLOYEE BENEFIT PLANS

EMPLOYEE EQUITY PARTICIPATION PLAN

     TOP established an employee equity participation plan where employees are allocated equity units that are convertible into stock options on the occurrence of a triggering event, which included an initial public offering, merger or sale of the shares of TOP. The equity units only vest upon the occurrence of such a triggering event and do not require any payment by the employee when exercising the option to purchase shares. TOP granted a total of 202,500 equity units in the year ended July 31, 1999 and 270,500 equity units in the period from August 1, 1999 to April 19, 2000. TOP accounts for this plan as a variable stock compensation plan with compensation expense recorded when the triggering event occurs; as this is the date the number of units available to the employees is determinable. Compensation expense recorded in the period August 1, 1999 to April 19, 2000 amounted to $1,653,000 (unaudited) given the occurrence of the April 19, 2000 triggering event with the per share purchase price paid by WebGain Inc. used as the fair market value. No compensation expense was recorded for the year ended July 31, 1999, as no triggering event was probable.

     All equity units were exercised and converted into shares on April 19, 2000 and, as such, no equity units remain outstanding after the acquisition.

401(K) SAVINGS PLAN

     TOP has a savings plan (the Savings Plan) that qualifies as a deferred salary arrangement under Section 401(k) of the Internal Revenue Code. The Savings Plan allows participating employees to contribute up to 15 percent of their eligible pre-tax earnings up to the Internal Revenue Service's annual contribution limit. All employees with TOP US, the wholly owned subsidiary of TOP, are eligible to participate in the Savings Plan. TOP US is not required to contribute to the Savings Plan and has made no contributions since the inception of the Savings Plan.

               REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

The Board of Directors and Stockholders
ZAT, Inc.

     We have audited the accompanying statements of operations and cash flows of ZAT, Inc. for each of the two years in the period ending December 31, 1999. These financial statements are the responsibility of ZAT's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement of presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the results of operations and cash flows of ZAT, Inc. for each of the two years in the period ending December 31, 1999, in conformity with accounting principles generally accepted in the United States.

                                      ERNST & YOUNG LLP

Palo Alto, California
February 7, 2001

                                   ZAT, INC.

                            STATEMENTS OF OPERATIONS

                                                   YEAR ENDED DECEMBER 31,
                                                   ------------------------     PERIOD ENDED
                                                      1998          1999       JUNE 7, 2000(1)
                                                   ----------    ----------    ---------------
                                                                                 (UNAUDITED)
Service revenue..................................  $     200     $  24,824        $   8,800
                                                   ---------     ---------        ---------
Cost of service revenue and operating expenses:
  Cost of service revenue........................         89        11,139            3,924
  Research and development.......................    297,382       330,735          192,504
  Sales and marketing............................         --         3,730               --
  General and administrative.....................     75,244        22,636          126,230
                                                   ---------     ---------        ---------
  Total operating expenses.......................    372,715       368,240          322,658
                                                   ---------     ---------        ---------
Loss from operations.............................   (372,515)     (343,416)        (313,858)
Interest income..................................      4,814         1,670               --
Other expense, net...............................         --           (10)             (30)
                                                   ---------     ---------        ---------
Net loss.........................................  $(367,701)    $(341,756)       $(313,888)
                                                   =========     =========        =========

-------------------------

(1) June 7, 2000 is the date of acquisition of ZAT, Inc. by WebGain, Inc. See
    Note 4.

The accompanying notes to financial statements are an integral part of these statements.

                                   ZAT, INC.

                            STATEMENTS OF CASH FLOWS

                                                    YEAR ENDED DECEMBER 31,     PERIOD ENDED
                                                    ------------------------      JUNE 7,
                                                       1998          1999         2000(1)
                                                    ----------    ----------    ------------
                                                                                (UNAUDITED)
OPERATING ACTIVITIES:
  Net loss......................................    $(367,701)    $(341,756)     $(313,888)
  Adjustments to reconcile net loss to net cash
     used by operations:
     Depreciation and amortization of equipment
       and leasehold improvements...............        2,447         6,106          7,540
     Stock-based compensation...................           --        60,587         19,074
     Net change in assets and liabilities;
       Prepaids and other current assets........        6,051            --             --
       Accounts payable.........................        1,514         8,315         (9,829)
       Accrued compensation and benefits........       58,300        44,297         (4,682)
       Deferred Revenue.........................           --         8,910          6,451
                                                    ---------     ---------      ---------
  Net cash used by operating activities.........     (299,389)     (213,541)      (295,334)
                                                    ---------     ---------      ---------
INVESTING ACTIVITIES:
  Capital expenditures..........................      (15,165)       (7,863)        (4,543)
                                                    ---------     ---------      ---------
Net cash used in investing activities...........      (15,165)       (7,863)        (4,543)
                                                    ---------     ---------      ---------
FINANCING ACTIVITIES:
  Net proceeds from sale of Preferred Stock.....      305,007       150,000             --
  Net proceeds from sale of Common Stock........      136,950        10,000        244,325
                                                    ---------     ---------      ---------
Net cash provided by financing activities.......      441,957       160,000        244,325
                                                    ---------     ---------      ---------
Increase (decrease) in cash and cash
  equivalents...................................      127,403       (61,404)       (55,552)
Beginning cash and cash equivalents.............       34,825       162,228        100,824
                                                    ---------     ---------      ---------
Ending cash and cash equivalents................    $ 162,228     $ 100,824      $  45,272
                                                    =========     =========      =========
SUPPLEMENTAL CASH FLOW DISCLOSURES:
  Income taxes paid.............................    $      --     $      10      $      30
                                                    =========     =========      =========
SUPPLEMENTAL SCHEDULE OF NON-CASH FINANCING
  ACTIVITIES:
  Conversion of Preferred Stock to Common
     Stock......................................    $      --     $      --      $ 454,928
                                                    =========     =========      =========
  Deferred stock-based compensation from
     issuance of employee stock options below
     fair market value..........................    $      --     $   8,215      $      --
                                                    =========     =========      =========
  Options issued below fair market value in
     exchange for cancellation of liabilities...    $      --     $ 144,899      $      --
                                                    =========     =========      =========
  Conversion of convertible notes payable to
     Common Stock...............................    $ 144,768     $      --      $      --
                                                    =========     =========      =========

-------------------------
(1) June 7, 2000 is the date of acquisition of ZAT, Inc. by WebGain, Inc. See
    Note 4.

The accompanying notes to financial statements are an integral part of these statements.

                                   ZAT, INC.

                         NOTES TO FINANCIAL STATEMENTS

1.  ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

BUSINESS

     ZAT, Inc. ("ZAT") is a developer of standards-based visual development environments and development tools for non-programmers and software developers. During all periods presented, ZAT operated in this single business segment. Privately held, ZAT was incorporated in Oregon in May, 1999 and is headquartered in Portland, Oregon.

UNAUDITED INTERIM REPORTS

     The accompanying interim statements of operations and cash flows for the period ended June 7, 2000, are unaudited. The unaudited interim financial statements have been prepared on the same basis as the annual financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments, necessary to present fairly ZAT's results of operations and its cash flows for the period ended June 7, 2000. The financial data and other information disclosed in these notes to statements of operations and cash flows related to these periods are unaudited. The results for the period ended June 7, 2000 are not necessarily indicative of the results to be expected for the year ending December 31, 2000.

USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates.

REVENUE RECOGNITION

     Under Statement of Position ("SOP") 97-2 "Software Revenue Recognition" as modified by SOP 98-4 and SOP 98-9, ZAT recognizes revenue upon:

     - Persuasive evidence of an arrangement;

     - Delivery of software to the customer; and

     - Collection of a fixed or determinable license fee is considered probable.

     Net service revenue consist of consulting services. Consulting revenue and the related cost of services are recognized on a time and materials basis. The unrecognized portion of amounts paid in advance for licenses and services is recorded as deferred revenue.

CASH AND CASH EQUIVALENTS

     ZAT considers investments in highly liquid instruments purchased with an original maturity of 90 days or less to be cash equivalents.

COMPREHENSIVE INCOME

     To date, ZAT has not had any transactions that are required to be reported in comprehensive income.

                                   ZAT, INC.

CONCENTRATIONS OF CREDIT RISK AND SIGNIFICANT CUSTOMERS

     Financial instruments which potentially subject ZAT to concentrations of credit risk consist principally of trade accounts receivable. One customer represents substantially all of ZAT's revenues in all periods presented. ZAT has not experienced any bad debts to date.

SOFTWARE DEVELOPMENT COSTS

     Statement of Financial Accounting Standards No. 86, "Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed," requires the capitalization of certain software development costs subsequent to the establishment of technological feasibility. Based on ZAT's product development process, technological feasibility is established upon the completion of a working model.

     Costs incurred by ZAT between the completion of the working model and the point at which the product is ready for general release have been insignificant. Accordingly, ZAT has charged all such costs to research and development expense in the period incurred.

ACCOUNTING FOR STOCK-BASED COMPENSATION

     ZAT has elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25") and related Interpretations in accounting for its employee stock plans because, as discussed below, the alternative fair value accounting provided for under SFAS No. 123, "Accounting for Stock-Based Compensation" ("FAS 123"), requires use of option valuation models that were not developed for use in valuing employee stock options. Under APB 25, if the exercise price of ZAT's employee stock options equals the market price of the underlying stock on the date of grant, no compensation is recognized. ZAT accounts for stock issued to non-employees in accordance with the provisions of FAS 123 and Emerging Issues Task Force Issue No. 96-18.

RECENT ACCOUNTING PRONOUNCEMENTS

     In December 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements" ("SAB 101") and amended it in March 2000. ZAT is required to adopt the provisions of SAB 101 in its second fiscal quarter of 2000. ZAT does not expect the adoption of SAB 101 to have a material impact to its financial position.

     In June 1998, the Financial Accounting Standards Board released Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("FAS 133"). FAS 133 establishes the accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. In July 1999, FAS No. 137, "Accounting for Derivative Instruments and Hedging Activities -- Deferral of the Effective Data of FASB Statement 133" ("FAS 137") was issued. FAS 137 deferred the effective date of FAS 133 until the first fiscal quarter of fiscal years beginning after June 15, 2000. ZAT does not expect the adoption of FAS 133 to have a material impact on its financial position or results of operations.

     In March 2000, the Financial Accounting Standards Board issued Interpretation No. 44, "Accounting for Certain Transactions Involving Stock Compensation -- an Interpretation of APB 25"

                                   ZAT, INC.

("FIN 44"). FIN 44 clarifies the application of APB 25 and, among other issues clarifies the following: the definition of an employee for purposes of applying APB 25; the criteria for determining whether a plan qualifies as a non-compensatory plan; the accounting consequence of various modifications to the terms of the previously fixed stock options or awards; and the accounting for an exchange of stock compensation awards in a business combination. FIN 44 is effective July 1, 2000, but certain conclusions in FIN 44 cover specific events that occurred after either December 15, 1998 or January 12, 2000. The application of FIN 44 has not had a material impact on ZAT's financial position or results of operations.

2.  INCOME TAXES

     No deferred provision or benefit for income taxes has been recorded as ZAT is in a net deferred tax asset position as a result of net operating losses for which a full valuation has been provided as management believes that it is more likely than not, based on available evidence, that the deferred tax assets will not be realized.

     At June 7, 2000, ZAT has federal net operating loss carryforwards of approximately $665,000, which expire in 2013 to 2015. The income tax benefit from the utilization of net operating loss carryforwards may be limited in certain circumstances including, but not limited to, cumulative stock ownership changes of more than 50% over a three year period.

3.  EMPLOYEE BENEFITS

STOCK OPTION PLAN

     ZAT has reserved 254,000 shares of its Common Stock for issuance as incentive and nonqualified stock options to employees, officers, directors, consultants and independent contractors under its 1998 Stock Option Plan. Options under this plan may be granted at prices not less than 100% of fair market value on the date of grant with respect to Incentive Stock Options, and 85% of fair market value on the date of grant with respect to Nonqualified Stock Options, have a maximum term of ten years and generally vest over a four-year period. This plan also provides that, in the event of certain transactions, including the sale of ZAT, all vesting is accelerated to a three-year period.

     Since the option plan's inception, ZAT has granted options for 45,208 shares at exercise prices ranging from $0.60 to $3.00. No options had been exercised as of December 31, 1998 or December 31, 1999. In June 1999, ZAT issued options to an employee, who is also a founder and director, at less than fair market value in exchange for the cancellation of deferred salaries accrued of approximately $145,000. In June 2000, ZAT accelerated the vesting of certain options on conjunction with the acquisition of ZAT by WebGain, Inc. (see Note 4) in excess of the acceleration provision of the plan described above, resulting in the acceleration of vesting of 3,861 shares. Accordingly, ZAT recorded a compensation charge of $ 10,859 in the period ended June 7, 2000. On June 6, 2000 all vested options, including those accelerated, were exercised resulting in the issuance of 44,208 shares of Common Stock with net proceeds to ZAT of $49,325.

     Pro forma information regarding net income and earnings per share is required by Statement 123, which also requires that the information be determined as if ZAT had accounted for its employee stock plan grants under the fair value method of that Statement. The fair value for these

                                   ZAT, INC.

options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions:

                                                                 YEAR ENDED
                                                                DECEMBER 31,
                                                                ------------
                                                                1998    1999
                                                                ----    ----
Average risk-free interest rate.............................     4.5%    5.8%
Average expected life (in years)............................     4.5     4.5
Expected dividend yield.....................................       0%      0%
Expected volatility factor of the market price of the Zat's
  Common Stock(1)...........................................       0%      0%

-------------------------

(1) Options granted by non-public companies are valued using the minimum value method.

     There were no options granted in the period from January 1, 2000 to June 7, 2000.

     The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because ZAT's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

     For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. ZAT's pro forma information is as follows:

                                            YEAR ENDED DECEMBER 31,     PERIOD ENDED
                                            ------------------------      JUNE 7,
                                               1998          1999           2000
                                            ----------    ----------    ------------
                                                                        (UNAUDITED)
Net loss -- as reported.................    $(367,701)    $(341,756)     $(313,888)
                                            =========     =========      =========
Net loss -- pro forma...................    $(367,791)    $(361,244)     $(314,833)
                                            =========     =========      =========

     In the year ended December 31, 1999, $25,587 of the aggregate amount was recorded as research and development expense in the Statement of Operations representing the estimated fair value of 9,500 options issued to consultants which vested upon issuance.

4.  SUBSEQUENT EVENTS

CAPITAL CONTRIBUTION

     On June 1, 2000, an investor of ZAT contributed an additional $200,000 in paid-in capital for which no additional shares were issued.

                                   ZAT, INC.

CONVERSION OF PREFERRED TO COMMON STOCK

     Immediately preceding the acquisition of ZAT by WebGain, Inc. (see below), all of the issued and outstanding shares of ZAT Series A Preferred Stock, consisting of 79,290 shares, were converted on a one-to-one basis to ZAT Common Stock.

ACQUISITION BY WEBGAIN, INC.

     On June 7, 2000, WebGain, Inc. acquired all of ZAT's outstanding shares of Common Stock, at which time ZAT became a wholly owned subsidiary of WebGain, Inc.

APPENDIX

INSIDE FRONT COVER

Graphic: Four linked three-dimensional arrows that represent the following phases of the application life cycle: design, develop, deploy and integrate. Activities or technical requirements associated with each phase is represented by labeled boxes within each arrow.

Caption: The eBusiness Automation Process Covers All Phases of the Application Life Cycle.


Graphic #1
PAGE 46

Graphic: Graphical representation of the different areas of a typical WebGain Studio-built application. Three-dimensional rectangles which represent a browser, application server layer and data integration are stacked over a cylinder which represents a relational database. Their links to WebGain products are shown on the side.

Caption: Typical eBusiness Application Architecture


Graphic #2
PAGE 48

Graphic: Boxes representing different components directed into a funnel, which represent WebGain's Application Composer product. Finished products deployed onto application and Web servers are represented by boxes coming out of the funnel.

Caption: WebGain's Component Assembly Capabilities


INSIDE BACK COVER

Graphic: Boxes representing WebGain's products are overlayed on the same underlying graphic as on the inside front cover (four linked arrows). The products are Studio Professional, Visual Cafe, TopLink and StructureBuilder.

Caption: WebGain's Products Cover All Phases of the Application Life Cycle.

                                     [MAP]


                                6,000,000 SHARES



                                  WEBGAIN LOGO


                                  COMMON STOCK

                          ----------------------------

                                   PROSPECTUS

                                              , 2001
                          ----------------------------

                                LEHMAN BROTHERS

                                    SG COWEN

                           THOMAS WEISEL PARTNERS LLC


                            FIDELITY CAPITAL MARKETS

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The following table sets forth the costs and expenses, other than the underwriting discounts and commissions, payable by us in connection with the sale of common stock being registered. All amounts are estimates except the Securities and Exchange Commission (the "SEC") registration fee, the NASD filing fees and the Nasdaq National Market listing fee.

SEC Registration Fee........................................  $21,563
NASD Filing Fee.............................................    9,125
Nasdaq National Market Listing Fee..........................        *
Printing and Engraving Expenses.............................        *
Legal Fees and Expenses.....................................        *
Accounting Fees and Expenses................................        *
Blue Sky Fees and Expenses..................................        *
Transfer Agent Fees.........................................        *
Miscellaneous...............................................        *
                                                              -------
     Total..................................................        *
                                                              =======

-------------------------

* To be provided by amendment

ITEM 14.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Section 145 of the Delaware General Corporation Law authorizes a court to award or a corporation's board of directors to grant indemnification to directors and officers in terms sufficiently broad to permit the indemnification under certain circumstances for liabilities (including reimbursement for expenses incurred) arising under the Securities Act of 1933, as amended (the "Securities Act"). Article VII, Section 6 of our bylaws provides for mandatory indemnification of our directors and officers and permissible indemnification of employees and other agents to the maximum extent permitted by the Delaware General Corporation Law. Our certificate of incorporation provides that, subject to Delaware law, our directors will not be personally liable for monetary damages for breach of the directors' fiduciary duty as directors to our company and our stockholders. This provision in the certificate of incorporation does not eliminate the directors' fiduciary duty, and in appropriate circumstances equitable remedies such as injunctive or other forms of non-monetary relief will remain available under Delaware law. In addition, each director will continue to be subject to liability for breach of the director's duty of loyalty to our company or our stockholders for acts or omissions not in good faith or involving intentional misconduct, for knowing violations of law, for actions leading to improper personal benefit to the director, and for payment of dividends or approval of stock repurchases or redemptions that are unlawful under Delaware law. The provision also does not affect a director's responsibilities under any other law, such as the federal securities laws or state or federal environmental laws. We have entered into indemnification agreements with our directors and officers, a form of which will be filed with the SEC as an exhibit to our registration statement on Form S-1 (No. 333-56012). The indemnification agreements provide our directors and officers with further indemnification to the maximum extent permitted by the Delaware General Corporation Law. Reference is also made to the underwriting agreement contained in exhibit 1.1 hereto, indemnifying our officers and directors against certain liabilities, and our amended and restated registration rights agreement contained in exhibit 4.2 hereto, indemnifying the parties thereto, including controlling stockholders, against certain liabilities.

ITEM 15.  RECENT SALES OF UNREGISTERED SECURITIES


     The share data set forth in this Item 15 reflects the 1-for-3 reverse stock split that was effected on February 20, 2001. During the past year, we have issued unregistered securities to a limited number of persons as described below:


          1. In December 1999, we issued and sold to accredited investors (1) 3,809,333 shares of our common stock for $11,428,000, (2) 9,524,000 shares of our common stock for $28,572,000, and (3) 7,400,000 shares of Series A convertible preferred stock for $37,000,000.

          2. In March 2000, we issued and sold to accredited investors (1) 5,666,667 shares of our common stock for $1,700,000, (2) 1,433,333 shares of our common stock for $4,300,000, and (3) 1,000,000 shares of Series A convertible preferred stock for $5,000,000.

          3. In April 2000, we issued convertible promissory notes to three accredited investors in the aggregate principal amount of $37,000,000.

          4. In June 2000, we issued 2,999,998 shares of our common stock to former shareholders of ZAT, Inc., an Oregon corporation, in connection with the merger of ZAT into one of our wholly owned subsidiaries.

          5. In January 2000, we issued 166,666 shares of our common stock to an accredited investor for $500,000.

          6. In February 2001, we issued and sold to accredited investors an aggregate of 2,936,858 shares of our Series B convertible preferred stock at a price of $6.81 per share for an aggregate purchase price of $20,000,000.


          7. In April 2001, we issued a warrant to a qualified institutional buyer to purchase up to an aggregate of 117,474 shares of our common stock at an exercise price of the lesser of $6.81 per share or the price per share paid by any investors in a subsequent equity financing.


     Since inception through February 21, 2001, we have granted a total of 14,089,818 options and stock purchase rights to purchase our common stock, excluding options returned to our stock plans, with a weighted average price of $2.92 to a number of our employees, directors and consultants.

     None of the foregoing transactions involved any underwriters, underwriting discounts or commissions, or any public offering, and we believe that each transaction was exempt from the registration requirements of the Securities Act by virtue of Section 4(2) thereof, Regulation D promulgated thereunder or Rule 701 pursuant to compensatory benefit plans and contracts relating to compensation as provided under Rule 701. The recipients in each transaction represented their intention to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof, and appropriate legends were affixed to the share certificates and instruments issued in these transactions. All recipients had adequate access, through their relationships with us, to information about us.

ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) Exhibits


EXHIBIT
NUMBER                             DESCRIPTION                           PAGE
-------                            -----------                           ----
 1.1**     Form of Underwriting Agreement
 2.1**+    Asset Purchase Agreement among Symantec Corporation,
           Symantec Limited, an Irish corporation, BEA Systems, Inc., and the Registrant, dated as of December 10, 1999 and
           related agreement
 2.2**+    Stock Purchase Agreement among the Registrant, Tendril
           Software, Inc., Neeraj Sangal, and the parties named
           therein, dated as of March 7, 2000
 2.3**+    Stock Purchase Agreement among WebGain (Nova Scotia)
           Company, The Object People Inc., 1004155 Ontario Inc.,
           1004156 Ontario Inc., 1004157 Ontario Inc., The Object
           People Holdings Inc., John Pugh, Wilf Lalonde, Paul White,
           and the parties named therein, dated as of April 7, 2000
 2.4**+    Agreement and Plan of Merger by and among the Registrant and
           ZAT, Inc., an Oregon corporation, and ZAT Acquisition
           Corporation, a Delaware corporation, and the principal
           shareholders of ZAT named therein, dated as of June 7, 2000
 3.1**     Third Amended and Restated Certificate of Incorporation of
           the Registrant, to be effective upon consummation of this
           offering
 3.2**     Second Amended and Restated Bylaws of the Registrant, to be
           effective upon consummation of this offering
 4.1       Specimen form of Registrant's Common Stock Certificate
 4.2**     Second Amended and Restated Registration Rights Agreement
           among the Registrant and the parties named therein, dated as of February 21, 2001
 5.1**     Form of Opinion of Brobeck, Phleger & Harrison LLP
10.1**     Sublease Agreement by and between BEA Systems, Inc. and the
           Registrant, dated as of June 23, 2000
10.2**     Lease of Office Space between Clarica Life Insurance Company and The Object People Inc., dated December 6, 1999
10.3**     2000 Stock Incentive Plan
10.4**     2000 Non-Qualified Stock Option Plan
10.5       2001 Stock Incentive Plan
10.6       2001 Employee Stock Purchase Plan
10.7       Secured Promissory Note of Henri Richard and Gay P. Richard
           to the Registrant, dated as of September 1, 2000
10.8**++   Technology License and Distribution Agreement by and between
           Sun Microsystems, Inc., acting by and through its Java
           Products Group, and the Registrant, dated December 11, 1995, as amended
10.9       Summary of Employment Terms between Joe Menard and the
           Registrant, dated as of June 5, 2000
10.10      Offer letter from the Registrant confirming terms of
           employment of Stephen DiFranco dated October 26, 2000
10.11      Offer letter from the Registrant confirming terms of
           employment of Henri Richard dated August 25, 2000
10.12      Offer letter from the Registrant confirming terms of
           employment of Steve Brashear dated May 12, 2000
10.13      Offer letter from the Registrant confirming terms of
           employment of Colin Bodell dated August 3, 2000

EXHIBIT
NUMBER                             DESCRIPTION                           PAGE
-------                            -----------                           ----
10.14**    Form of Indemnification Agreement to be entered into between the Registrant and each of its directors and officers
21.1**     List of Subsidiaries of the Registrant
23.1       Consent of Ernst & Young LLP, Independent Auditors
23.2       Consent of Ernst & Young LLP, Independent Auditors
23.3       Consent of Ernst & Young LLP, Independent Auditors
23.4       Consent of Ernst & Young LLP, Independent Auditors
23.5*      Consent of Brobeck, Phleger and Harrison LLP (to be included in their opinion filed as Exhibit 5.1)
24.1**     Power of Attorney (see signature page)


-------------------------
 * To be filed by amendment.

** Previously filed.

 + Filed without Schedules.

 ++ Confidential treatment requested for selected portions of this exhibit.

ITEM 17.  UNDERTAKINGS

     We hereby undertake to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the Delaware General Corporation Law, our certificate of incorporation or our bylaws, indemnification agreements entered into between the company and our officers and directors, the underwriting agreement, or otherwise, we have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. If a claim for indemnification against such liabilities (other than the payment by us of expenses incurred or paid by any of our directors, officers or controlling persons in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by us is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     The undersigned registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by us pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective;

          (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Santa Clara, State of California, on May 17, 2001.


                                          WEBGAIN, INC.


                                          By: /s/ JOSEPH MENARD

                                            ------------------------------------

                                              Name: Joseph Menard


                                              Title: Chief Executive Officer,
                                                     President


                                                     and Chairman of the Board


     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated:


SIGNATURE                                                      TITLE                      DATE
---------                                                      -----                      ----
              /s/ JOSEPH MENARD                Chief Executive Officer, President     May 17, 2001
---------------------------------------------  and Chairman of the Board (Principal
                Joseph Menard                  Executive Officer)

                      *                        Executive Vice President, Chief        May 17, 2001
---------------------------------------------  Financial Officer and Secretary
               Steven Brashear                 (Principal Accounting Officer)

                      *                        Director                               May 17, 2001
---------------------------------------------
                 Alan Baratz

                      *                        Director                               May 17, 2001
---------------------------------------------
                Nancy Martin

                      *                        Director                               May 17, 2001
---------------------------------------------
                 Cary Davis

                                 EXHIBIT INDEX


EXHIBIT
NUMBER                             DESCRIPTION
-------                            -----------
 1.1**     Form of Underwriting Agreement
 2.1**+    Asset Purchase Agreement among Symantec Corporation,
           Symantec Limited, an Irish corporation, BEA Systems, Inc., and the Registrant, dated as of December 10, 1999 and
           related agreement
 2.2**+    Stock Purchase Agreement among the Registrant, Tendril
           Software, Inc., Neeraj Sangal, and the parties named
           therein, dated as of March 7, 2000
 2.3**+    Stock Purchase Agreement among WebGain (Nova Scotia)
           Company, The Object People Inc., 1004155 Ontario Inc.,
           1004156 Ontario Inc., 1004157 Ontario Inc., The Object
           People Holdings Inc., John Pugh, Wilf Lalonde, Paul White,
           and the parties named therein, dated as of April 7, 2000
 2.4**+    Agreement and Plan of Merger by and among the Registrant and
           ZAT, Inc., an Oregon corporation, and ZAT Acquisition
           Corporation, a Delaware corporation, and the principal
           shareholders of ZAT named therein, dated as of June 7, 2000
 3.1**     Third Amended and Restated Certificate of Incorporation of
           the Registrant, to be effective upon consummation of this
           offering
 3.2**     Second Amended and Restated Bylaws of the Registrant, to be
           effective upon consummation of this offering
 4.1       Specimen form of Registrant's Common Stock Certificate
 4.2**     Second Amended and Restated Registration Rights Agreement
           among the Registrant and the parties named therein, dated as of February 21, 2001
 5.1**     Form of Opinion of Brobeck, Phleger & Harrison LLP
10.1**     Sublease Agreement by and between BEA Systems, Inc. and the
           Registrant, dated as of June 23, 2000
10.2**     Lease of Office Space between Clarica Life Insurance Company and The Object People Inc., dated December 6, 1999
10.3**     2000 Stock Incentive Plan
10.4**     2000 Non-Qualified Stock Option Plan
10.5       2001 Stock Incentive Plan
10.6       2001 Employee Stock Purchase Plan
10.7       Secured Promissory Note of Henri Richard and Gay P. Richard
           to the Registrant, dated as of September 1, 2000
10.8**++   Technology License and Distribution Agreement by and between
           Sun Microsystems, Inc., acting by and through its Java
           Products Group, and the Registrant, dated December 11, 1995, as amended
10.9       Summary of Employment Terms between Joe Menard and the
           Registrant, dated as of June 5, 2000
10.10      Offer letter from the Registrant confirming terms of
           employment of Stephen DiFranco dated October 26, 2000
10.11      Offer letter from the Registrant confirming terms of
           employment of Henri Richard dated August 25, 2000
10.12      Offer letter from the Registrant confirming terms of
           employment of Steve Brashear dated May 12, 2000
10.13      Offer letter from the Registrant confirming terms of
           employment of Colin Bodell dated August 3, 2000
10.14**    Form of Indemnification Agreement to be entered into between the Registrant and each of its directors and officers

EXHIBIT
NUMBER                             DESCRIPTION
-------                            -----------
21.1**     List of Subsidiaries of the Registrant
23.1       Consent of Ernst & Young LLP, Independent Auditors
23.2       Consent of Ernst & Young LLP, Independent Auditors
23.3       Consent of Ernst & Young LLP, Independent Auditors
23.4       Consent of Ernst & Young LLP, Independent Auditors
23.5*      Consent of Brobeck, Phleger and Harrison LLP (to be included in their opinion filed as Exhibit 5.1)
24.1**     Power of Attorney (see signature page)


-------------------------
 * To be filed by amendment.

** Previously filed.

 + Filed without Schedules.

 ++ Confidential treatment requested for selected portions of this exhibit.